43524

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

191186, Санкт-Петербург, ул. Гороховая, 14/26
(ул. Большая Морская, д. 26)
тел.: (812) 315-4706, факс (812) 110-6277
e-mail : office@nwtelecom.ru, Телетайп 121925 SZT
www.nwtelecom.ru

RECEIVED

2005 JUL -5 P 2:

[redacted]

05009440

N 16-44/38

June 28, 2005

BY HAND

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Disclosure materials provided by OJSC ~~North-West Telecom~~ Petersburg Telephone Network (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *April 11, 2005 and May 31, 2005*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to our messenger, who has been instructed to wait.

PROCESSED

JUL 06 2005

THOMSON

Very truly yours,

Vladislav Y. Smyslov

Dlw 7/5

N18

Ernst & Young

OJSC North-West Telecom

Auditor's Opinion on the Accounts for the Year 2004

April 2005

CONTENTS **Page**

ZAO Ernst & Young Vneshaudit
Malaya Morskaya Street 23
St. Petersburg 190000 Russia
Tel.: 7(812) 103-7800
Fax: 7(812) 103-7810
www.ey.com/russia

AUDITOR'S OPINION
ON THE ACCOUNTS OF OJSC NORTH-WEST TELECOM BY AN INDEPENDENT AUDITING COMPANY

For the shareholders of OJSC North-West Telecom

INFORMATION ON THE AUDITOR

Name: CJSC ERNST AND YOUNG VNESHAUDIT
Location: 115035, Russia, Moscow, Sadovnicheskaya nab. 77, Bldg. 1.

Certificate of the entry in the Unified State Register of Legal Entities made for an entity incorporated before July 1, 2002. Date of entry: September 16, 2002, Series 77 No. 008050714. Registered by Moscow Registration Chamber, a State Institution, on August 30, 1994 under No. 033.468. Basic Registration No. 1027739199333.
License No. E003246 for auditing was granted for five years and approved by Order No. 9 of the RF Ministry of Finance dated January 17, 2003.

INFORMATION ON THE AUDITED PARTY

Name: OJSC North-West Telecom
Domicile: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26).
State registration: Registered on May 6, 1993 by the Registration Chamber of the Mayor's Office of St. Petersburg, Registration No. 1027809169849.

Ernst & Young

We audited the accounts of OJSC North-West Telecom for the period from January 1, 2004 till December 31, 2004 inclusive.

The accounts of OJSC North-West Telecom consist of a balance sheet, a profit and loss statement, a capital variation statement, a cash flow statement, an attachment to the balance sheet, and an explanatory note (Items 3, 5, 7-15). The management of OJSC North-West Telecom is responsible for preparation and presentation of the above accounts. Our duty is to express our opinion on the reliability of these accounts in all material aspects, and on the compliance of the bookkeeping procedures with the laws of the Russian Federation on the basis of the completed audit.

We carried out the audit in compliance with the Federal Law *On Auditing*, approved federal auditing rules (standards), and the Auditing Rules (Standards) approved by the Commission for Auditing under the President of the Russian Federation, and the International Auditing Standards as far as these do not contradict the above Rules.

Our audit was planned and carried out so as to ensure reasonable confidence that the accounts do not contain material distortions. The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the above accounts, evaluation of the accounting principles and methods, the rules of preparation of the said accounts and the important assessed values obtained by the management of the audited party, and appraisal of overall presentation of the said accounts. We believe that the completed audit provides sufficient grounds for our opinion on the reliability, in all material aspects, of the above accounts, and on the compliance of the bookkeeping procedure with the laws of the Russian Federation.

In our opinion, the bookkeeping procedure related to preparing the accounts of OJSC North-West Telecom in 2004 complied with the requirements of Federal Law on Bookkeeping No. 129-FZ of November 21, 1996, and the above accounts prepared in compliance with the said Law reliably represent the financial standing of OJSC North-West Telecom as of December 31, 2004 and its business results in the period from January 1, 2004 till December 31, 2004 inclusive in all material aspects, complying with the requirements of the Russian Federation laws for accounting.

The appended financial statements are not intended to present the financial standing and business results in compliance with accounting principles or methods generally adopted in countries and other administrative/territorial entities other than Russia. Accordingly, the appended accounting statements are not intended for persons who are not acquainted with Russian accounting principles, procedures, and methods.

April 15, 2004

Alexander Svistich
Partner

Elina Rytseva
Manager

Qualification Certificate in General Auditing
No. 039951 issued on January 22, 2002 for an unlimited term

Ernst & Young

NOTIFICATION
ON THE IMPORTANT FACT
"DATA ON FACTS RESULTING IN A NON-RECURRING INCREASE IN ISSUER'S PROFIT OF LOSSES BY MORE THAN 10 PER CENT"

1. Full official name of the Issuer (name for a nonprofit organization) with the indication of the organizational and legal form: *OJSC North-West Telecom*

2. Location of the Issuer: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593*

4. Unique Issuer code assigned by the registering authority: *00119-A*

5. Code of the essential fact: *0300119A28032005*

6. Internet page address where Issuer company publishes information on essential facts: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

7. Name of the periodical used by the Issuer to publish notices of substantial facts: *Izvestiya – St.Petersburg newspaper*

8. Fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *increase in the net profit for the 1st quarter of 2005 as compared to the net profit (loss) for the 4th quarter of 2004 is caused by changes in methods of charging reserves for pays to personnel and by the fact that one-time profit from writing off accrued penalty interest under liabilities of the RF Ministry of Finance was shown in the financial results for the 4th quarter of 2004, as the Company fully repaid the debt under the debt instruments.*

9. Date of the fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *29.04.2005*

10. Profit (losses) of the Issuer for the period under report (month, quarter, year) preceding the period under report when the respective fact took place: *267,964 thousand roubles*

11. Profit (losses) of the Issuer for the period under report when the respective fact took place: *637,468 thousand roubles*

12. Change in the profit (losses) of the Issuer in absolute expression and in %: *369,504 thousand roubles (137.89%)*

General Manager **V.A. Akulich**

Chief Accountant **M.M. Semchenko**

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
"AMENDMENTS TO THE LIST OF LEGAL ENTITIES IN WHICH THE ISSUER HOLDS THE SHARE OF PARTICIPATION"

1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*

2. Location of the Issuer: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. URL of the Internet page used by the Issuer to publish information on data that may have a significant effect on the value of the securities: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

6. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Issuer has bought or in which the said part of the Issuer has changed:

Open Joint-Stock Company "Information Technologies for Communication"

6.1. Location: *55, ul. Plyushchikha, building 2, Moscow, 11912, Russian Federation*

7. Issuer's share in the authorized capital (unit investment fund) of the said organization prior to the change: *0%*

8. Issuer's share in the authorized capital (unit investment fund) of the said organization after the change: *11%*

9. Date since which the Issuer's share in the authorized capital (unit investment fund) of the said organization changed: *13.04.2005*

9.1. Date on which the Issuer received the notice on passing of the title to the share of participation in the authorized capital (unit investment fund) of the said organization: *20.04.2005*

General Manager ________________ **V.A. Akulich**

20th April 2005

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
"DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*

2. Location of the Issuer: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. URL of the Internet page used by the Issuer to publish information on data that may have a significant effect on the value of the securities: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

6. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *19.04.2005*

7. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *20.04.2005, Minutes No. 10-05*

8. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

8.1. An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING). The date, place and time of holding the MEETING shall be approved – 27th June 2005 at the following address: 14, Sinopskaya naberezhnaya, St. Petersburg, at 01-00 p.m. Moscow time. Starting time of shareholders registration for participation in the work of the MEETING convoked – 11hours 00 minutes a.m. Moscow time; place of registration – in the venue of the MEETING.

8.2. 10th May 2005 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.

8.3. The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:

- *voting ballots;*
- *notification of the MEETING.*

The information listed in this clause shall be sent to the shareholders 6th June 2005 at the latest.

8.4. The following mailing address, to which filled in voting ballots may be sent shall be approved: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.

Date of finishing the acceptance of voting ballots: June 24, 2005.

VOTING RESULTS:

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

General Manager ________________ **V.A. Akulich**

20th April 2005

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING OF THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST

1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*

2. Location of the Issuer: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. URL of the Internet page used by the Issuer to publish information on data that may have a significant effect on the value of the securities: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

6. Full official name (name) of the organizer of trade in the securities market: *Closed Joint-Stock Company Moscow Interbank Currency Exchange (MMVB Stock Exchange)*

7. Form, category and type of Issuer's securities included in the list of the securities permitted for trading by the organizer of trade in the securities market:

- *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (state registration No. of the issue: 4-03-00119-A)*

8. If Issuer's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of floated securities of the Issuer: *not applicable*

9. If Issuer's securities are admitted (have been admitted) for trading at the stock exchange – name of the quote list, in which Issuer's securities are included, and if Issuer's securities have been admitted for trading at the stock exchange without the listing procedure – data on this fact: *the said securities have been admitted for trading without the listing procedure*

10. Date of the Stock Exchange notification receiving: *20th April 2005*

General Manager **V.A. Akulich**

20th April 2005

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
"AMENDMENTS TO THE LIST OF LEGAL ENTITIES IN WHICH THE ISSUER HOLDS THE SHARE OF PARTICIPATION"

1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*

2. Place of issuer's business: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. URL of the Internet page used by the Issuer to publish information on data that may have a significant effect on the value of the securities: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

6. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Issuer has bought or in which the said part of the Issuer has changed:

St. Petersburg Telecommunication Centre - Closed Joint-Stock Company

6.1. Location: 24, Bolshevikov pr., St. Petersburg, 199053, the Russian Federation

7. Issuer's share in the authorized capital (unit investment fund) of the said organization prior to the change: *59,38%*

8. Issuer's share in the authorized capital (unit investment fund) of the said organization after the change: *0%*

9. Date since which the Issuer's share in the authorized capital (unit investment fund) of the said organization changed: *20.05.2005*

9.1. Date on which the Issuer received the notice on passing of the title to the share of participation in the authorized capital (unit investment fund) of the said organization: *23.05.2005*

General Manager ________________ **V.A. Akulich**

May 23, 2005

NOTIFICATION
ON DATA THAT MAY HAVE SIGNIFICANT EFFECT ON THE VALUE OF ISSUER'S SECURITIES
"DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1. Full official name of the Issuer company: *Open Joint-Stock Company North-West Telecom*

2. Place of issuer's business: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*

3. Taxpayer's Identification Number assigned to the Issuer company by tax authorities: *7808020593;*

4. Unique Issuer code assigned by the registering authority: *00119-A.*

5. URL of the Internet page used by the Issuer to publish information on data that may have a significant effect on the value of the securities: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

6. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *17.05.2005*

7. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *18.05.2005, Minutes No. 13-05*

8. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

5.2. It shall be recommended to the annual general meeting of the shareholders to approve the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

It shall be recommended to the general meeting of the shareholders to take decision on dividend payment for the year 2004:

- ***for type A preferred shares in the amount of 0.469 roubles per share in the monetary form from 15th August 2005 till 15th December 2005;***
- ***for common shares in the amount of 0.248 roubles per share in the monetary form from 15th August 2005 till 15th December 2005.***

VOTING RESULTS:

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

11.1. The following issues shall be included in the agenda of the annual general meeting of the shareholders for the year 2005 (hereinafter referred as - THE MEETING):

1) Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

2) Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).

3) Electing the Members of the Company's Board of Directors.

4) Electing the Members of the Company's Auditing Committee.

5) Approving the Company's Auditor for the year 2005.

6) Introducing amendments and additions to the Articles of Association of the Company, Approving the Articles of Association in a new version taking into account the amendments and additions approved.

7) Approving the Provisions on the Company's general meeting of the shareholders in a new version.

8) *Approving the Provisions on the Board of Directors of the Company, in new version*
9) *Determining the amount of remuneration for Members of the Board of Directors of the Company.*
10) *On termination of OJSC NWT's participation in Iskra – the Association of Operators of the Federal Business Servicing Network*
11) *On termination of the Company's participation in Union of Manufacturers and Consumers of Communication Facilities.*

It shall be established that only holders of Company's common shares have the right of vote in respect of all issues of the agenda of the MEETING.

11.2. *The text of the notification on the MEETING shall be approved and the shareholders shall be informed on the MEETING by publishing the Notification on the MEETING in the Izvestiya newspaper no later than 27th May 2005.*

11.3. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING:

On the issue of the agenda "Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004)":

- *Annual Report of the Company for 2004*
- *Annual Accounts and Reports of the Company for 2004*
- *Auditor's Report on the results of the audit of the Annual Accounts and Reports of the Company for the year 2004*
- *Report of the Auditing Committee of the Company based on the results of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and on reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2004*
- *Recommendations of the Company's Board of Directors on distribution of profit, including the size of the dividend, and losses of the Company according to the results of the 2004 fiscal year;*

On the issue of the agenda "Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type)":

- *Recommendations of the Company's Board of Directors on the amount of dividend earned by the Company's shares, the form and time of its payment according to the results of the 2004 fiscal year;*

On the issue of the agenda "Electing the Members of the Company's Board of Directors":

- *Data on the candidates to the Company's Board of Directors, including data on availability/absence of written consent of the proposed candidates to election to the said body*

On the issue of the agenda "Electing the Members of the Company's Auditing Committee":

- *Data on the candidates to the Company's Auditing Committee, including data on availability/absence of written consent of the proposed candidates to election to the said body*

On the issue of the agenda "Approving the Company's Auditor for the year 2005":

- *Data on the Candidate for the Position of the Company's Auditor*

On the issue of the agenda "Introducing amendments and additions to the Articles of Association of the Company, Approving the Articles of Association in a new version taking into account the amendments and additions approved":

- *Draft amendments and additions to the Articles of Association of the Company proposed for approval*
- *Draft Company's Articles of Association in the new version*

On the issue of the agenda "Approving the Provisions on the Company's general meeting of the shareholders in a new version":

- *Draft Provisions on the General Meeting of the Company's Shareholders in the new version;*

On the issue of the agenda "Approving the Provisions on the Board of Directors of the Company in a new version":

- *Draft Provisions on the Board of Directors of the Company in a new version*

On the issue of the agenda "On termination of OJSC NWT's participation in Iskra – the Association of Operators of the Federal Business Servicing Network":

- *Substantiation of OJSC NWT's termination of its participation in Iskra – the Association of Operators of the Federal Business Servicing Network*

Other materials:

- *Notification of the MEETING*
- *Draft decisions on the issues of the agenda of the MEETING*
- *Decisions of the Board of Directors on the preparation for the MEETING*
- *Shareholders of the Company shall be entitled to get familiarized with the information (materials) for the MEETING starting from 07th June 2005 till 26th June 2005 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:*
- *OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) office 232, St. Petersburg, Department for shareholders and securities, and at the Branches of the Company at the addresses:*
- *24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)*
- *5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)*
- *5, ul. Stratilatovskaya, Veliky Novgorod (the Branch Novgorodtelecom)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)*
- *17, ul. Oktyabrskaya, Murmansk (the Branch Murmanelectrosvyaz)*
- *29, ul. Kommunistov, office 9, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)*
- *4, Sovetsky pr., office 109, Vologda (the Branch Electrosvyaz of Vologda Oblast)*
- *45, Troitsky pr., office 126, Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)*
- *60, ul. Lenina, office 104, Syktyvkar (the Branch Svyaz of the Komi Republic)*

  and on 27th June 2005 in the venue of the MEETING during the MEETING.

Information (materials) for the MEETING shall be published on the Company's site www.nwtelecom.ru not later than 07th June 2005.

11.4. The form and text of ballots No. 1 through 5 for voting on the issues of the agenda of the MEETING shall be approved.

VOTING RESULTS:

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

General Manager ________________ **V.A. Akulich**

May 18, 2005

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

of the Open Joint-Stock Company North-West Telecom

(Issuer's code 00119-A)

for the 2nd quarter of the year 2005 (4)

General Manager ¬V.A. Akulich

Official seal

Amendments to the list of affiliated parties

	Prior to the amendment			After the amendment		
Amendments to the list of affiliated parties	**Affiliated party**	**Percentage of Company's common stock held by the party**	**Percentage of Company's preferred stock held by the party**	**Affiliated party**	**Percentage of Company's common stock held by the party**	**Percentage of Company's preferred stock held by the party**
Date of amendment: ***24.05.2005*** Contents: ***Termination of the ground for being an affiliated party in connection with the sale of the St. Petersburg Telecommunication Centre Closed Joint-Stock Company's block of shares***	Name: ***St. Petersburg Telecommunication Centre Closed Joint-Stock Company*** Location: ***24, Bolshevikov pr., St. Petersburg, 193232, the Russian Federation*** Mailing address: ***30/32, 3-ya liniya V.O., St. Petersburg, 199053*** Ground: ***The stock company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party*** Date on which the ground takes effect: ***12.05.1998***	-	-	-	-	-

NOTIFICATION OF HOLDING THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Dear Shareholder,

Hereby OJSC North-West Telecom would like to advise you of holding on **27th June 2005** at 1 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, the annual general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).

Registration of the shareholders will be held on 27th June 2005 starting from 11 a.m. Moscow time in the venue of the Meeting.

Agenda of the Meeting:

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).
2. Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).
3. Electing the Members of the Company's Board of Directors.
4. Electing the Members of the Company's Auditing Committee.
5. Approving the Company's Auditor for the year 2005.
6. Introducing amendments and additions to the Articles of Association of the Company, approving the Company's Articles of Association in a new version taking into account the accepted amendments and additions.
7. Approving the Provisions on the General meeting of the Company's shareholders in a new version.
8. Approving the Provisions on the Board of Directors of the Company in a new version.
9. Determining the amount of remuneration for Members of the Board of Directors of the Company.
10. On substantiation of OJSC NWT's termination of its participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network
11. On termination of participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.

The list of the parties entitled to participation in the Meeting has been made up according to the data of the register of the Company's registered securities holders as of **10 May 2005**.

The right of vote on all the issues of the MEETING's agenda belongs to the holders of common shares only.

Shareholders may get familiarized with the materials for the Meeting starting from 7th June 2005 till 26th June 2005 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) office 232, St. Petersburg, Department for shareholders and securities, and at the Branches of the Company at the addresses:

- *24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)*
- *5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)*
- *5, ul. Lyudogoshcha, Veliky Novgorod (the Branch Novgorodtelecom)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)*
- *17, ul Samoylovoy, office 5, Murmansk (the Branch Murmanelectrosvyaz)*
- *29, ul. Kommunistov, office 9, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)*
- *4, Sovetsky pr., office 106, Vologda (the Branch Electrosvyaz of Vologda Oblast)*
- *45, Troitsky pr., office 126, Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)*

- *60, ul Lenina, Syktyvkar, office 104, (the Branch Svyaz of Komi Republic)*

Otherwise, the said information (materials) to the Meeting can be found on the site of the Company: **www.nwtelecom.ru**. On the 27th of June 2005 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) is entitled to be present at the Meeting personally and to vote on the issues of the agenda of the Meeting or to send filled out ballots by mail to: **14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom. The deadline for acceptance of voting ballots in case of sending them by mail is the 24th of June 2005.** Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot must be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders: passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or certified by the notary.
2. For a representative of a legal entity shareholder: passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the RF Civil Code or certified by the notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of a power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the RF Civil Code or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

Telephone for information: (812) 312 52 89, Department of Shareholders and Securities

Board of Directors of OJSC North-West Telecom

№48

Attn.: Chairman
of the Partnership's Quoting Committee
Konstantin Borisovich Chernyshev

Quarterly Report
of the Open Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the Partnership) for the 1st quarter of 2005

№	List of Corporate Conduct Standards	Observed (partially, not observed)	Note
General Requirements for Issuers			
1.	An Issuer shall form a board of directors, which shall be elected by cumulative voting.	Fully observed	Articles of Association of OJSC NWT (version 02 - 03) (approved by the annual general meeting of the shareholders, Minutes of the Meeting dated 23rd June 2003 No. 02-03), article 13
2.	The issuer's board of directors shall have at least 3 independent directors meeting the following requirements: • not to be officials or employees of the issuer at the moment of election and for 3 years preceding the election; • not to be officials of any other company, in which any of the issuer's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's officials; • not to be affiliated parties of the issuer or of its affiliated parties; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the issuer's board of directors; • not to be representatives of the state; • not to be a member of the issuer's board of directors for over 5 years.	Fully observed	Corporate Governance Code of Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. No.33-04). Clause e), Article "Board of Directors". Independent directors: 1. Dmitry Georgiyevich Yefimov 2. Alexandr Vyacheslavovich Ikonnikov 3. Dmitry Vladimirovich Levkovsky 4. Ivan Ivanovich Rodionov 5. Alexandr Alexandrovich Gogol
3.	A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, consideration of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by an independent director.	Fully observed	The Audit Committee has been formed by the decision of the Board of Directors dated 23.08.04, Minutes of the Meeting No.29-04 Provisions on the Audit Committee of the Board of Directors of the Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose

	The audit committee shall consist only of independent directors, and if this is impossible for objective reasons, it shall consist only of independent and non-executive directors (directors who do not act as the one-person executive body and/or members of a collective executive body of the issuer). The results of considering the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed Fully observed	of Creating and Terms of Reference of the Committee". Members of the Audit Committee 1. I.I. Rodionov 2. D.V.Levkovsky 3. D.G. Yefimov Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A personnel and remunerations committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including a managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (a managing organization or a manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible reappointment. The personnel and remunerations committee shall consist only of independent directors, and if this is impossible for objective reasons, it shall consist only of independent and non-executive directors.	Fully observed Not observed	The Appointments and Remunerations Committee has been formed by the decision of the Board of Directors dated 23.08.04, Minutes of the Meeting No.29-04 Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No.29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". Provisions on the Appointments and Remunerations Committee. Clause 3.2, Article 3 "Composition of the Committee" Members of the Committee for Appointments and Remunerations: 1. A.V. Ikonnikov – independent; 2. A.A. Gogol – independent; 3. I.I. Rodionov – independent; 4. S.N. Panchenko – non-executive

			Associated members of the Committee (with the right of deliberative vote): 5. N.V. Filippova - Director of the Human Resources Management Department, OJSC Svyazinvest
5.	The Issuer shall form a collective executive body.	Fully observed	Articles of Association of OJSC NWT (version 02 - 03) (approved by the annual general meeting of the shareholders, Minutes of the Meeting dated 23rd June 2003 No. 02-03), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive body, the party acting as the one-person executive body, including a managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer shall disclose information on the amount of remunerations received by the members of the board of directors, members of the collective executive body and the party acting as the one-person executive body, including a managing organization or a manager.	Fully observed	Quarterly Report of the Issuer for the 2nd quarter of 2004, Clause 5.3. /Quarterly Reports, Lists of Affiliated Parties/ Official Reports / For Investors and Shareholders / www.nwtelecom.ru
8.	The issuer's board of directors shall approve a document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 7.
9.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9.
10.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Observed partially	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 №299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. The Provisions on the Internal Audit Department and the candidature of the department manager have been prepared for agreeing upon by the Audit Committee of the Board of Directors. **The procedure of interaction between the internal**

			audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 No. 4-05(342).
Extra requirements for issuers who are joint-stock companies			
11.	A notification of holding a general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Not observed	Articles of Association of OJSC NWT (version 02 - 03) (approved by the annual general meeting of the shareholders, Minutes of the Meeting dated 23rd June 2003 No.02-03), Article 12 "General Meeting of the Shareholders", Clause 12.12.
12.	The joint-stock company has undertaken not to absolve an acquirer from the obligation of suggesting the shareholders that they should sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 02 - 03) (approved by the annual general meeting of the shareholders, Minutes of the Meeting dated 23rd June 2003 No. 02-03), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", Clause 7.12.
Extra requirements for issuers who are not joint-stock companies			
13.	Issuers who are not joint-stock companies shall observe the provisions of the regulatory legal acts of the Federal Authority setting forth the requirements in respect of information disclosure by joint-stock companies.	-	

General Manager V.A. Akulich

M.G. Rozenberg
(812) 119 92 42

20 April 2005 year.

PRESS-RELEASE/The annual general meeting of shareholders of OJSC North-West Telecom will take place on June 27, 2005

On April 19, 2005 the Board of Directors of OJSC North-West Telecom was held. the agenda of the meeting was to discuss matters relating to the preparation and holding of the annual general meeting of shareholders of OJSC North-West Telecom.

The Board of Directors made the following decisions:

- To convene the annual general meeting of shareholders of OJSC North-West Telecom in the form of joint presence of shareholders with the prior distribution of voting ballots. The date and the venue of the Meeting are as follows: June 27, 2005, 1 p.m. Moscow time at 14, Sinopskaya nab., St. Petersburg. The registration of shareholders for participation in the Meeting begins at 11 a.m. Moscow time at the Meeting venue.
- To identify May 10, 2005* as the date of the list of persons entitled to participate in the Meeting.
- To approve the following list of information to be sent to the shareholders prior to the Meeting (not later than June 6, 2005): voting ballots, notice of the Meeting.
- To approve the mailing address to which filled-out voting ballots may be sent: OJSC North-West Telecom, 14/26 Gorokhovaya ul. (26, B. Morskaya ul.), St. Petersburg, 191186. The voting ballots are accepted till June 24, 2005.

*end of business day

20 April 2005 year.

List news >>

Information Message/Trade in the 3rd issue of the OJSC North-West Telecom bonds started at the Stock Exchange of the Moscow Interbank Currency Exchange

Trade in the 3rd issue of the OJSC North-West Telecom bonds started at the Stock Exchange of the Moscow Interbank Currency Exchange on 20th April. The relevant decision was made by the Exchange Board. At present, the 2nd issue of the NWT bonds as well as ordinary and preference shares in the company are traded at the Moscow Interbank Currency Exchange. Thus, all of the NWT securities are currently listed.

Bonds series 03 of OJSC NWT were placed at the Stock Exchange of the Moscow Interbank Currency Exchange on March 3, 2005. The issue with the nominal volume of RUR 2.5 billion was issued during the day with the demand of RUR 7.4 billion.

The 1st coupon rate is 9.25% per annum. For coupons 2 to 12, the rate is equal to the 1st coupon rate. On expiration of 3 years' period the issuer will decide on the coupon rates for the subsequent three years. The coupon income on bonds is paid on the quarterly basis. The maturity period of the OJSC NWT is 6 years with the right of early presentation of bonds for redemption in 3 years. The 3rd issue of bonds is to be redeemed in stages at the following dates: on the 1820th day from the placement commencement day, 30% of the nominal value, on the 2184th day, 40% of the nominal value of bonds.

The organizer of the issue is Web-Invest Bank, its co-organizer is joint-stock commercial bank Svyaz-Bank, the co-underwriters are Vneshtorgbank, Gazprombank, Promsvyazbank, SOYUZ Bank, Bank of Moscow, All-Russian Bank for the Development of Regions, Evrofinance-Mosnarbank, CentroCredit Bank, Raiffeisenbank Austria, International Moscow Bank, Russian International Bank, ING Bank (Eurasia), Industry and Construction Bank, NOMOS Bank, FK URALSIB, BK REGION.

PRESS-RELEASE/North-West Telecom has signed a cooperation agreement with the Pskov region administration

On April 21, 2005 the Agreement for cooperation and development of information and telecommunications networks in the Pskov Region was signed at the meeting between JSC North-West Telecom Chief executive officer Vladimir Akulich and Pskov Region Governor Mikhail Kuznetsov. The Agreement will enhance the implementation of a uniform communications development policy in the Region. The document provides for developing concepts and implementing programs for the development of communications and information systems in the Pskov Region; coordinating works for the creation and development of telecommunications networks and formation of information resources; introducing new communications services based on new technologies in the construction of next generation networks; ensuring the social orientation of projects being implemented in the Pskov Region.

In the course of the meeting Vladimir Akulich assured that North-West Telecom would retain the high rates of investments in the communications sector of the Pskov Region and in 2005 would allocate RUR 197.7 million for 49 investment projects in the Pskov Region. The network modernization and installation of digital telephone exchanges will be carried out in rural communities during the year, including the expansion of the line and station capacity in Pskov, Velikiye Luki, Gdov, Nevel, Opochka etc.

The Agreement with the Pskov Region Administration was the final document signed by OJSC North-West Telecom as part of the program of meetings between the NWT management with the heads of administrations in the area of the Company's activity. The agreements provide for the coordination of the parties' efforts in developing the telecommunications infrastructure of the North-West Federal District and facilitate the inclusion of remotest areas in the unified information and communications space of Russia.

3 May 2005 year.

PRESS-RELEASE/On the 9th of May North-West Telecom will Provide Discounts for Communication Services

In honor of celebrating the 60th anniversary of the Victory in the Great Patriotic War, on the 9th of May North-West Telecom will provide for disabled veterans and ex-servicemen of the Great Patriotic War and for categories of citizens with the equal status free telephone calls from telephone sets in their flats to places in Russia, the CIS and Baltic countries. (Bills for the services will state the complete price of the services . To have the sums re-calculated, one will have to apply to his/her respective subscriber's office, producing the received bill and the respective document s before 29.06.05.).

Besides, it will be possible to give a traditional phone call from trunk-call offices, producing the respective ID and passport. This year the duration of free long-distance phone calls has been increased to 15 minutes.

On the 8th and 9th of May, a 20% discount for sending telegrams from post-offices and trunk-call offices will be provided to disabled veterans and ex-servicemen of the Great Patriotic War and to categories of citizens with the equal status upon presentation of respective document s.

Taking into account the significance of the jubilee, North-West Telecom sets the rates equal to 80% of the holiday and day-off rates for long-distance communication services provided via the automatic and order system for all its subscribers on the day of celebration of the 9th of May.

The collective body of North-West Telecom JSC sincerely congratulates veterans of the Great Patriotic War on the Victory Day! Thank you for the peace that you have defended! We wish you a sound health, good spirits and many years of life. And let the front-line pals' friendship be strong on this holiday!

3 May 2005 year.

PRESS-RELEASE/North-West Telecom operating performance for the first quarter of 2005

North-West Telecom JSC presented its results for the first quarter of 2005 according to the Russian Accounting Standard. The sales proceeds amounted RUR 4,906,839 thousands, including 3,344,974 for the provision of communication services. In comparison to the same period last year the sale proceeds increased by 46.7%, including 47% for the provision of communications services.

A considerable increase in proceeds results from the affiliated with "Lensvyaz" JSC and "Svyaz" of the Republic of Komi JSC by North-West Telecom which came into effect on 1 October 2004 and thus in the first quarter of 2004 their results were not included into the accounting reports of the North-West Telecom JSC.

The comparable data (including the financial indices of the affiliated companies for the first quarter of 2004) shows that the growth rate of North West Telecom JSC for the first quarter 2005 in comparison to the same period of 2004 was 18.3%. The increase in profit mainly resulted from the rise of local rates and the increase in proceeding from Internet services and other new services. The proceedings from the unmanaged telecommunications services in the first quarter of 2005 increased by 36.4% in comparison to the same period last year.

The cost of the provided services was RUR 3,715,241 thousands, including 3,652,394 for the provision of communication services.

EBITDA in the first quarter 2005 increased by 16.4% as compared to last year and was RUR 1,506,183 thousands.

The net profit of North-West Telecom JSC decreased by 6.3% as compared to the same period last year and was RUR 637,468 thousands. The decrease in net profit in the first quarter of 2005 in comparison to the same period last year is a result of a large one-off financial transaction in the first quarter of 2004.

The Balance Sheet and the Lost & profit report of North-West Telecom JSC in the first quarter 2005 can be found at the corporate web-site of the company under the section «Economics and Finances».

17 May 2005 year.

PRESS-RELEASE/North-West Telecom has approved the cost saving program for year 2005

On May 17, 2005 the Board of Directors of OJSC North-West Telecom determined the rate of dividends based on the performance of the company in 2004 and approved the agenda for the annual general meeting of shareholders scheduled for June 27, 2005.

The Board of Directors decided to recommend to the general meeting of shareholders that dividends for 2004 should be paid at the rate of RUR 0.248 (RUR 0.083 for 2003) per ordinary share and RUR 0.469 (RUR 0.357 for 2003) per preference share from August 15, 2005 till December 15, 2005 inclusive. The total amount allocated for dividends for 2004 is RUR 336 million or 24 % of the net profit of the company (RUR 133 million, or 16% of the net profit in 2003). Let us remind that the list of persons entitled to participate in the Meeting is prepared based on the register as of May 10, 2005.

The Board of Directors approved the following agenda of the annual general meeting of shareholders:

- Approval of the annual report, annual accounting reports, including the profits and losses report (account) of the Company, as well as distribution of profit, including for dividends, and losses of the Company based on the results of the financial year 2004.
- Determination of the rate of dividends for 2004, forms and dates of dividend payment on each category (type) of shares.
- Election of members of the Board of Directors of the Company.
- Election of members of the Audit Commission of the Company.
- Approval of the External Auditor of the Company for 2005.
- Changes and additions to the Charter of the Company, approval of the amended Charter of the Company.
- Approval of the amended Regulation on the General Meeting of Shareholders of the Company.
- Approval of the amended Regulation on the Board of Directors of the Company.
- Determination of the compensation to the members of the Board of Directors of the Company.
- Withdrawal of OJSC NWT from the Association of Federal Business Network Operators "Iskra".
- Withdrawal of the Company from the Union of Communications Facilities Producers and Consumers.

The Board of Directors also considered other issues relating to the preparation and holding of the annual general meeting of shareholders. From June 7, 2005 all materials for the annual general meeting of shareholders will be available on the corporate web-site www.nwtelecom.ru .

18 May 2005 year.

PRESS-RELEASE/The Board of Directors of OJSC North-West Telecom has determined the rate of dividends for 2004

On May 17, 2005 the Board of Directors of OJSC North-West Telecom determined the rate of dividends based on the performance of the company in 2004 and approved the agenda for the annual general meeting of shareholders scheduled for June 27, 2005.

The Board of Directors decided to recommend to the general meeting of shareholders that dividends for 2004 should be paid at the rate of 0.248 ruble (0.083 ruble for 2003) per ordinary share and 0.469 ruble (0.357 ruble for 2003) per preference share from August 15, 2005 till December 15, 2005 inclusive. The total amount allocated for dividends for 2004 is 336 million rubles or 24 % of the net profit of the company (133 million rubles, or 16% of the net profit in 2003). Let us remind that the list of persons entitled to participate in the Meeting is prepared based on the register as of May 10, 2005.

The Board of Directors approved the following agenda of the annual general meeting of shareholders:

- Approval of the annual report, annual accounting reports, including the profits and losses report (account) of the Company, as well as distribution of profit, including for dividends, and losses of the Company based on the results of the financial year 2004.
- Determination of the rate of dividends for 2004, forms and dates of dividend payment on each category (type) of shares.
- Election of members of the Board of Directors of the Company.
- Election of members of the Audit Commission of the Company.
- Approval of the External Auditor of the Company for 2005.
- Changes and additions to the Charter of the Company, approval of the amended Charter of the Company.
- Approval of the amended Regulation on the General Meeting of Shareholders of the Company.
- Approval of the amended Regulation on the Board of Directors of the Company.
- Determination of the compensation to the members of the Board of Directors of the Company.
- Withdrawal of OJSC NWT from the Association of Federal Business Network Operators "Iskra".
- Withdrawal of the Company from the Union of Communications Facilities Producers and Consumers.

The Board of Directors also considered other issues relating to the preparation and holding of the annual general meeting of shareholders. From June 7, 2005 all materials for the annual general meeting of shareholders will be available on the corporate web-site www.nwtelecom.ru .

20 May 2005 year.

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Information message/Audition financial statement for year 2004 by RAS

Dear guests,

The North-West Telecom audition financial statement for year 2004 according to RAS is placed in "Economic and finance" section.

23 May 2005 year.

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PRESS-RELEASE/North-West Telecom has ceased to be entitled a shareholder of CJSC St. Petersburg Electric Communications Center

As part of the strategy of OJSC NWT withdrawal from secondary business in accordance with the decision of the Board of Directors (Meeting Minutes No. 07-05 of March 23, 2005), North-West Telecom sold a 59.38% stake in CJSC St. Petersburg Electric Communications Center. The ownership of the stake passed on May 20, 2005.

The shares were purchased by the Professor M.A. Bonch-Bruyevich St. Petersburg State University of Telecommunications.

The St. Petersburg Electric Communications Center was set up in 1995 as a regional industry training center. OJSC NWT was a promoter and shareholder of the Center by legal succession. The Center provided additional professional training in the field of telecommunications, computer technologies, management and marketing in the communications industry. From 2005, educational activity was fully conducted by the non-government educational institution "St. Petersburg Electric Communications Center" set up by the Center. In cooperation with the non-government educational institution the Center provides services in organizing corporate events (seminars, conferences etc.), classes as well as performs scientific and consultation work, workplace certification.

OJSC NWT uses the services of the Center for the additional training of specialists, but the development of contractual development was complicated by the fact that as the major shareholder OJSC NWT was interested in these deals. At the same time, OJSC NWT does not need to influence the management of CJSC St. Petersburg Electric Communications Center as all relations are based on market conditions. In this connection, the decision was made to sell the stake in the Center.

N49

BALANCE SHEET

as of March, 31

	Коды
form № 01 OKUD	710001
Date (year, month, day)	2005.03.31
OKPO	01166228
TIN	7808020593
OKDP	64.20.11,12,22,3,21
OKOPF/OKFS	47/34
OKEI	384

Company North-West Telecom
Taxpayer Identifical Number **7808020593**
Areas of activity **communication**
Organizational and Legal form/form of Ownership Joint-Stock Company
Unit of measures **thousand roubles**
Adress 14/26 ul. Gorokhovaya, St.Petersburg, 191186

Date of approval	27.04.2005
Date of mailing (acceptance)	29.04.2005

ASSETS	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Intangible assets		110	110	**457**	**74**
Fixed assets		120	120	**18 627 158**	**18 259 517**
Capital investment		130	130	**1 013 229**	**1 645 731**
Profitable investment in stock of material		135	135		
Long term financial investment		**140**	**140**	167 908	233 670
including: investment in subsidaries		141		85 448	153 349
investment in associate companies		142		32 839	32 839
investment in other companies		143		30 886	30 927
other long-term financial investment		144		18 734	16 554
Deferred tax assets		145	145	**494 888**	**466 610**
Other non-curculation assets		150	150	**1 703 977**	**1 846 228**
Total for section I		**190**	**190**	**22 007 617**	**22 451 829**
II.CURCULATION ASSETS					
Resource,		**210**	**210**	**520 116**	**496 657**
includes: raw material, material and other similuar value		211	211	302 280	301 461
expenditures in work-in-process (turnover costs)		213	213	143	180
finished products and goods for resale		214	214	11 140	11 809
shipped goods		215	215	604	604
deffered expences		216	216	205 949	182 602
other stock and expences		217	217		
Value added tax on acquired values		220	220	1 110 785	758 215
Account receviable (expected in over 12 months after date of the report)		**230**	**230**	**64 588**	**60 518**
includes: customers and principal		231	231	6 540	6 508
advance receivable		232		2 047	1 121
other debtors		233		56 001	52 889
Account receviable (expected 12 mths after date of report)		**240**	**240**	**1 394 170**	**1 679 229**
includes: customers and principal		241	241	1 150 366	1 283 172
advance receivable		242		72 333	125 592
other debtors		243		171 471	270 465
Short-term financial investment		**250**	**250**	**15 689**	**1 214 849**
Money funds		**260**	**260**	**239 782**	**270 205**
Other curculation assets		270	270	319	2 430
Total for section II		**290**	**290**	**3 345 449**	**4 482 103**
BALANCE (sum of lines 190+290)		**300**	**300**	**25 353 066**	**26 933 932**

LIABILITY	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Added capital		420	420	8 126 713	8 119 493
Reserve capital		430	430	**46 897**	**46 897**
Own shares, repay from shareholders		440	411		
Undistributed profit (uncover loss) of past years		460	470	5 299 818	5 306 951
Undistributed profit (loss0 othe period under report		470	470	**X**	**637 468**
Total for section III		**490**	**490**	**14 604 843**	**15 242 224**
Profit (loss) from current department activities for the period under report		**495**		**X**	637 468
Accounts for making over result for the period under report		496		**X**	
Accounts for internal control		497			
IV. LONG TERM LIABILITIES **Credits and loans**		**510**	**510**	2 808 434	4 748 208
includes: credits		511		2 576 939	1 526 630
loans		512		231 495	3 221 578
Deferred tax liabilities		515	515	590 675	591 142
Other long term liabilities		520	520	**1 131 204**	**911 555**
Total for section IV		**590**	**590**	**4 630 314**	**6 250 905**
V. SHORT TERM LIABILITIES credits and loans		**610**	**610**	2 025 180	1 701 403
includes: credits		611		495 641	104 750
loans		612		1 529 539	1 596 654
Creditor receviable		**620**	**620**	3 450 771	3 181 562
includes:					
vendors and supplies		621	621	1 906 210	1 556 782
advance receivable		622	625	373 662	313 396
debt to staff		623	622	142 380	240 725
debt to state non budget funds		624	623	69 112	95 583
debt to tax and fees		625	624	409 429	423 521
other creditors		626	625	549 979	551 556
Indebtedness to participants (founders) on income payment		630	630	**18 065**	**18 268**
Deferred income		640	640	**78 677**	**74 393**
deferred costs reserve		650	650	**645 216**	**465 176**
Other long term liabilities		660	660		
Total for section V		**690**	**690**	**6 217 910**	**5 440 803**
BALANCE (sum of lines 490+497+590+690)		**700**	**700**	**25 353 066**	**26 933 932**

Note about values, accountant on under balance sheets

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		901	910	**966 532**	**931 949**
including those under leasing		911	911	**320 893**	**282 415**
Stock accepted for custody		902	920	**56 606**	**109 362**
Goods, accepted to commision		903	930	**7 492**	**7 151**
Insolvent debtor's indebtedness writen-off to loss		904	940	**670 173**	**676 710**
Received liability and payment collaters		905	950	**22 165**	**21 994**
Received liabilities and payment receivable		906	960	**5 301 448**	**3 628 390**
Wear of residential fund		907	970	**7 606**	**7 453**
Wear of external improvments and other similar facilities		908	980	**3 083**	**3 296**
Funds for payment for telecommunication services		909		**67 372**	**93 427**

Inquiry of net wealth cost

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets		1000		14 683 520	15 316 617

Head of the company ________________ ________V./ **Chief account** ________ **M.M.Semchenko**

(signature) (signature e› (signature) (signature explanation)

April 29, 2005

Profit and loss statement
As of March 31, 2005

		Codes
	form № 02 OKUD	0710002
	Date (year, month, day)	2005.03.31
Company — **North-West Telecom**	OCPO	0116628
Tax indefication number — '808020593	TIN	7808020593
Areas of activity — **communi cation**	OKDP	64.20.11,12,22,3, 21
Organizatioal and legal form/form of Ownership — Open Joint Stock	OKOPF/OKFS	47/34
Units of measurement: — **thousand roubles**	OKEI	384

Adress:

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
I. Income and expences for normal activity					
Proceeds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	4 906 839	3 344 974
Including that from communication services		011		4 765 443	3 241 846
Prime cost of sold goods, products, works and services		020	020	(3 715 241)	(2 513 846)
including: from communicatoin services		021		(3 652 394)	(2 480 495)
Profit (loss) from sales (line 010 -020)		**050**	**050**	1 191 598	831 128
II. Operating income and expences					
Interest receivable		060	060	7 365	7 039
Interest paybale		070	070	(144 279)	(60 284)
Income from participation in other organizations		080	080		11
Other operating income		090	090	71 397	406 656
Other operating expences		100	100	(199 799)	(289 905)
III. Income and expenses from source other than sales					
Income from sources other than sales		120	120	39 264	116 469
Expences for sources other than sales		130	130	(82 686)	(102 316)
Income (loss) before taxes (lines.050+060-070+080+090-100+120-130)		**140**	**140**	882 860	908 798
Expences for tax on profit (lines -151+/-152+/-153) including:		**150**		**(245 417)**	**(229 782)**
hold over tax liabilities		151	142	(467)	(30 952)
hold over tax actives		152	141	(51 244)	41 372
Current profit tax		153	150	(193 707)	(240 202)
Income (loss) from normal activity (lines 140-150)		**160**		637 443	679 016
IV. Extraordinary income and expences					
Extraordinary incomes		170		296	1 664
Extraordinary expences		180		(271)	(155)
Profit (loss) from current departments activities (lines 160+170-180)		19001		637 468	680 525
Account for making over results of the period under report		19002			
NET PROFIT (Nondistributed profit (loss) ot the period under report (lines19001+19002)		**190**	**190**	637 468	680 525
NOTES					
Conditional expences/income under profit tax		201		(204 834)	(218 474)
Constant tax liabilities		202	200	(41 496)	(22 973)
Constant tax assets		203	200	912	11 665

Index	explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share		301			
Water profit (loss) per share		302			

*** Filled in annual account report**

Explanation of profit and loss items

Index	Code line	Index code	For the period under report		For the similar period of the previous year	
			profit	loss	profit	loss
1	2	2a	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for	401		9 372	(77)	3 535	(59)
Profit (loss) of the past years	402		11 103	(28 492)	24 728	(31 355)
Indemnification for losses inflicted by failure to fulfil or to fulfil duty	403		387	(196)	647	(82)
Exchange rates of foreign currency transaction	404		11 793	(1 167)	33 235	(3 532)
Reduction to the reserve fund	405		**13 661**			(13 318)
Writing off accounts receivable and payable with expired limitation	406		179	(1 754)	585	(3 209)

Head of the Company ____________ ____________V.A.Akulich **Chief account** __________ M.M. Semchenko
(signature) (signature explanation) (signature) (signature explanation)

QUARTERLY REPORT

Issuer's code 00119-A

for: the 1st quarter of 2005

Open Joint-Stock Company North-West Telecom

Place of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager ________________ (signature) V.A. Akulich

May ______, 2005

Chief accountant ________________ (signature) M.M. Semchenko

May ______, 2005

Official seal

Contact person: Vladislav Yuryevich Smyslov
Shareholders and Securities Department Manager
Tel: ***(812) 119-9231*** Fax: ***(812) 325-83-23***
E-mail: *V.smyslov@nwtelecom.ru*
Address of the Internet page disclosing the information contained in this quarterly report:
http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

CONTENTS

INTRODUCTION

a) Full official name of the issuer company: ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name of the issuer company: ***OJSC NWT***

b) Location of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

c) Contact phones Nos. of the Issuer: ***(812) 119-9324***
E-mail: *office@nwtelecom.ru*

d) Address of the Internet page publishing the complete text of the issuer's quarterly report: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

e) basic data on securities floated by the issuer:

Class: ***stock***
Category: ***common***
Number of floated securities: ***881,045,433***
Face value: ***1 rouble***

Data on registration of the issue by the state:
Date of registration: ***09.09.2003***
Registration No.: ***1-02-00119-A***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Floatation method, procedure and timing: ***the present issue has been obtained as a result of combining the earlier floated issues (on the basis of the Resolution of the Federal Commission for the Securities Market of Russia No.03-DG-04/13248 of 12.09.03) that had the following state registration numbers: 72-1-5986, 1-04-00119-A, 1-06-00119-A, 1-08-00119-A, 1-09-00119-A, 1-10-00119-A, 1-11-00119-A, 1-12-00119-A, 1-13-00119-A, 1-14-00119-A, 1-15-00119-A***

Class: ***stock***
Category (type): ***preferred type A***
Number of floated securities: ***250,369,337***
Face value: ***1 rouble***

Data on registration of the issue by the state:
Date of registration: ***09.09.2003***
Registration No.: ***2-02-00119-A***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Floatation method, procedure and timing: ***the present issue has been obtained as a result of combining the earlier floated issues (on the basis of the Resolution of the Federal Commission for the Securities Market of Russia No.03-DG-04/13248 of 12.09.03) that had the following state registration numbers: 72-1-5986, 1-05-00119-A, 1-07-00119-A, 2-08-00119-A, 2-09-00119-A, 2-10-00119-A, 2-11-00119-A, 2-12-00119-A, 2-13-00119-A, 2-14-00119-A, 2-15-00119-A***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***02***
Number of floated securities: ***1,500,000***
Face value: ***1,000 roubles***

Data on registration of the issue by the state:
Date of registration: ***8.07.2003***
Registration No.: ***4-02-00119-A***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Floating method: ***public subscription***

The following securities were floated in the quarter under report:

Class: ***bonds***
Type: ***interest-bearing***
Series: ***03***
Number of floated securities: ***3,000,000***
Face value: ***1,000 roubles***

Data on registration of the issue by the state:
Date of registration: ***28.07.2004***
Registration No.: ***4-03-00119-A***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Floating method: ***public subscription***
Floatation procedure:
Procedure and terms of making civil agreements (procedure and terms of filing and satisfying applications) in the course of floating the securities:
The Bonds floatation during the floatation period is effected through bidding by a specialized organization - organizer of trade in the securities market, including stock exchange
The Bonds floatation shall be effected by the trading system of the Closed Joint-Stock Company Moscow Interbank Currency Exchange (hereinafter referred to as Exchange)
Name of the party – organizer of trade:
Full official name: ***Closed Joint-Stock Company Moscow Interbank Currency Exchange (MMVB Stock Exchange)***
Abbreviated official name: ***MMVB Stock Exchange CJSC***
Location: ***13, Bolshoy Kislovsky pereulok, Moscow, 125009***
Date of state registration: ***2.12.2003***
Registration No.: ***1037789012414***
No. of license for stock exchange operations: ***077-07985-000001***
Date of issue: ***15.09.2004***
Validity period: ***till 15.09.07***
Licensing authority: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

The Bonds floatation during the floatation period is effected by satisfying applications for purchase/sale of Bonds, submitted using the trading system of the Exchange in compliance with Rules of Trading and Clearing Rules (hereinafter referred to as Exchange Rules), effective as of the Bonds floatation date.

Starting from the first day of the Bonds' floatation, the Issuer offers the full amount of the Bond issue as specified in Clause 5 of the Securities Issue Decision, Clause 2.3 of the Securities Offering Circular.

The Bonds are floated through making transactions of sale and purchase at the face value of the Bonds (starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield under the Bonds, to be determined according to the Decision on securities issue and Offering Circular).

The Bonds will be floated via the Issuer's securities floatation agent (hereinafter referred to as "the Underwriter") acting on its own behalf by assignment and at the expense of the Issuer. Web-Invest Bank Open Joint-Stock Company is the Underwriter.

Transactions related to Bonds floatation are made starting after the bidding results have been summed up (as regards the 1st coupon interest rate) (hereinafter referred to as Bidding), and end on the of the issue floatation deadline day.

The decision on approving a related-party transaction of sale and purchase of Bonds to be made during the Bonds floatation shall be taken before the transaction is made according to the procedure established by federal laws.

Any party intending to acquire Bonds in the course of their floatation, if transactions with such parties are related-party transactions for the Issuer, shall declare its intention on Bonds acquisition.

Prior to the floatation, the Issuer shall submit to the financial consultant on the security market who has signed the securities Offering Circular (hereinafter - "the Financial Consultant"), and to the Exchange the list of parties, any transactions with which during the Bonds' floatation may be found related-party transactions under the federal law. The Issuer shall also name the parties out of the said list, the transactions with which have been approved by the Issuer in advance.

Where any related-party transactions have not been approved by the Issuer in advance of their execution, the relevant applications for purchase of securities on the basis of a written application by the Issuer to the Underwriter shall not be satisfied and are subject to denial by the Underwriter.

Any potential buyer of the Bonds being a Participant to the Exchange's bidding shall act independently.

Where a potential buyer of the Bonds is not a Participant to the Exchange's bidding, such buyer shall enter into an appropriate agreement with any broker that is a Participant to the Exchange's bidding, and issue an order to buy the Bonds to such broker.

The potential buyer of Bonds must open a respective custody account with NDC or with any other depositary being a depositor of NDC. The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

On the starting day of the Bonds' floatation, an auction to determine the interest rate of the first coupon shall be held at the Exchange among the potential buyers of the Bonds. On the Auction day, the Exchange trading Participants (hereinafter "the Trading Participants" shall file addressed applications for purchase of the Bonds, both at their own expense and at the expense and by the order of their clients, under Accounting Code T0, using the Exchange's trade system, and in accordance with the Exchange Rules.

The time and procedure for submitting applications for the auction to determine the interest rate of the first coupon is established by the Exchange upon agreement with the Underwriter.

Applications for acquisition of Bonds are to be sent by Participants to the Underwriter.

Each application must contain the following significant conditions:

1) Purchase price: 100% of the face value;

2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application.

3) Interest rate of the first coupon acceptable for the investor.

The term "Acceptable interest rate" means the interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to not more than a hundredth of per cent.

4) Other parameters in compliance with Exchange Rules.

By the beginning of the Auction, the Trading Participants shall have reserved on their trade accounts at the Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange (hereinafter referred to as Clearing Agency of MICE), amounts of money sufficient for full payment for the Bonds specified in the purchase applications, all commission fees included.

Applications, which do not meet the above requirements are not permitted for participation in the auction.

Upon expiry of the period for collecting applications for the auction, the Trading Participants can not cancel the applications filed by them.

Upon expiry of the period for collecting applications for the auction, the Exchange makes up the summary register of entered applications filed to each of the Underwriter and not cancelled (according to the Exchange Rules) by the Trading Participants as of the date of the expiry of the period for collecting applications for the auction (hereinafter referred to as Summary Register (schedule of applications

received)) and hands it over to the Underwriter, which, in its turn, informs the Issuer on the submitted applications.

The Summary Register (schedule of applications received) contains all the significant conditions of each application viz. acquisition price, total number of securities, the date and time of application's receipt, the number of application, the value of Acceptable interest rate of the first coupon, the Taxpayer's Identification No. assigned to the Issuer company by tax authorities and the name of the Participant of the Exchange's Trading who presented the application. The Summary Register (schedule of applications received) shall be approved by the Financial Consultant and sent to the Underwriter to be handed over to the Exchange.

Proceeding from the total volume of the filed applications and the interest rates for the 1st coupon stated in those, the Issuer shall take a decision on the interest rate of the first coupon. The Issuer shall advise the Exchange in writing of the decision taken not later than 30 minutes prior to sending the information for publishing on the news tape. After the notice on the interest rate of the first coupon is published on the news tape the Issuer shall inform the Underwriter on the interest rate of the first coupon. The Underwriter shall notify the Participants of Trading on the interest rate of the first coupon established by the Issuer using the Exchange's trading system by sending electronic messages to all the Participants of Trading.

Information on the interest rate of the first coupon shall be disclosed according to the procedure and within the time provided for by Clause 11 on the Decision on securities issue.

When the interest rate of the first coupon is named, the Underwriter shall, by the Issuer's order, satisfy the applications received by setting out sale offers for the Bonds at their face value, specifying the number of the Bonds specified in the relevant purchase application.

The applications may only be satisfied upon approval of the Summary Register (schedule of applications received) by the Financial Consultant.

Applications of Trading Participants for purchase of the Bonds at their face value shall be satisfied by the Underwriter on the terms of priority of the coupon interest rate specified in such applications. Where several purchase applications have been registered at one first coupon interest rate, applications filed earlier shall be satisfied in the first place. Where the size of the last of the applications satisfied exceeds the number of the Bonds remaining in the Underwriter's offer, such purchase application shall be satisfied in the amount of the balance of the Bonds in the Underwriter's offer. In this case, the purchase application of the Trading Participant shall be satisfied provided that the coupon rate specified therein does not exceed the first coupon rate specified in the Underwriter's offer. Any Trading Participants' applications that are not satisfied shall be denied by the Underwriter.

The Issuer shall not enter into Bonds sale transactions not pre-approved as required by the law as related-party transactions, and transactions mentioned in clause 2.5.4 of the Standards for Securities Issue and Registration of Securities Offering Circulars approved by Resolution No. 03-30/ps of the RF Federal Commission for Securities Market dated June 18, 2003 (as amended 17.12.2003). In this case, the filed application for purchase of the Bonds shall be denied by the Underwriter on the basis of the Issuer's written application to the Underwriter.

When the interest rate of the first coupon has been named, and the applications submitted during the auction to determine the interest rate of the first coupon have been satisfied, should any Bonds remain unfloated, any Participants of Trading, acting on their behalf and at their own expense, or on their behalf but at the expense and by the order of their clients, may apply for purchase of the Bonds on any business day during the period of the Bonds' floatation.

The time for submitting applications is established by Exchange upon agreement with the Underwriter. The Underwriter shall publish information on the balance of unfloated securities on the trade account via the Exchange's trade system by setting out non-dedicated offers in the Exchange's trade system.

Upon completion of collecting applications, by the results of each bidding day during the floatation period, the Exchange shall execute a Final Schedule of bonds purchase applications. Applications for Bonds acquisition not floated during the auction may only be satisfied upon approval of the schedule of bonds purchase applications received by the Financial Consultant.

The filed applications for the purchase of securities are to be fully satisfied by the Underwriters, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds of the issue that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the

unfloated residue of the Bonds. Applications for the purchase of Bonds shall be satisfied by the Underwriters according to the sequence in which they have been filed. If all Bonds are floated, no further applications for the purchase of Bonds shall be accepted.

A mandatory condition of acquiring Bonds at the Exchange when they are floated is reservation of buyer's money on the account of the Participant of trading, on whose behalf the application is filed, at the Clearing Agency of MICE.

The money shall be reserved in the amount sufficient for full payment for the Bonds as stated in the applications for the purchase of Bonds, taking into account all required commission fees.

If the conditions of the applications meet the above requirements, they shall be registered at the Exchange and accepted at the Exchange by an Underwriter acting on its own behalf, by assignment and at the expense of the Issuer.

The sold Bonds shall be transferred to the custody accounts of the Bond buyers to the NDC or to the custody accounts of the Depositories – depositors of NDC, servicing the Bonds buyers, on the date of the sale and purchase operation.

Upon completion of the floatation of the Bonds, the Exchange shall execute a Final Schedule of bonds purchase applications received as per the requirements of Resolution 03-30/йñ of the RF Federal Commission for Securities Market dated June 18, 2003. The Final Schedule of bonds purchase applications received shall be approved by the Financial Consultant.

Any agreement entered into during the floatation of the Bonds may be revised and/or terminated for reasons and in the procedure provided in Article 29 of the RF Civil Code.

No option of priority purchase of the securities to be floated has been provided for.

The procedure of entering a receipt record for the first buyer's custody account with the depositary providing the required centralized care of the issue's securities is as follows:

The potential buyer of Bonds must open a respective custody account with NDC or with any other depositary being a depositor of NDC. The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

The receipt records for the first buyers' custody accounts shall be made by the results of the exchange transactions clearing, on the basis of orders and/or other documents of the clearing entity as per the requirements set for the conditions of clearing business pursued by such clearing entity, and for the conditions of depositary business of the depositary providing centralized care of the certificate, and other depositaries having their custody accounts with the said depositary for accounting of their clients' securities.

The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred from the moment the depositary makes the respective entry for the client's (depositor's) custody account.

The Issuer presumes to apply to the Stock Exchange for the admission of the floated Bonds to secondary circulation on the Stock Exchange.

The bonds are floated with the aid of a Financial Consultant for the securities market:

Full official name: ***Closed joint-stock company ABK Investment Company***
Abbreviated official name: ***CJSC IC AVK***
Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, 196605, Russia***
No. of license for brokerage: ***178-03255-100000***
Date of license issue: ***29.11.2000***
Period: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***
Basic functions of the financial consultant:

1. Preparation of documents required for the state registration of the bonds issue, including:
- preparation of the text of the decision on the issuer's bonds issue for the state registration in the authorized registering body.
- preparation of the text of the securities (bonds) offering circular for the state registration in the authorized registering body.
- preparation of the text of the report on the results of the bonds issue for the state registration in the authorized registering body.

2. Preparing and presenting within the agreed terms for the issuer's approval the draft decisions of authorized bodies required for organization of bonds issue and preparing report on the bonds issue results.
3. Consulting in matters related to taking by the issuer's authorized bodies all the decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, disclosing information by the Company in connection with organization of the bonds issue, with preparing the decision on the securities (bonds) issue and the Offering Circular and the report on the results of the bonds issue.
4. Giving advice to the issuer on the matters related to making up a package of documents for the registration of the decision on the bonds issue, of the securities (bonds) Offering Circular and of the report on the results of the bonds issue.
5. Provision to the issuer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making this Contract, according to the Resolution of the Federal Commission for Securities Market of Russia dated June 18, 2003 No. 03-30/PS. Among the others, the financial consultant provides the following services:

- Signing the issuer's securities Offering Circular;
- Verification of disclosure by the Issuer of information on the decision of bonds floatation, and on the approval of the decision to issue the bonds, for compliance with the federal law requirements and the regulatory documents of the authorized registrar;
- During the Bonds floatation: approval of the summary register of purchase applications, by the auction results; approval of the schedule of bonds purchase applications received, by the results of each bidding day; and approval of the final schedule of bonds purchase applications received, which documents shall be executed by the organizer of trade;
- signing the report on the results of the bonds issue.

The securities are floated by the Issuer with the aid of a professional participant of securities market, providing to Issuer services for securities floatation (Underwriter / Securities floatation agent).
Full official name: ***Web-Invest Bank Open joint-stock Company***
Abbreviated official name: ***Web-Invest Bank OJSC***
Location: ***6, pl. Proletarskoy Diktatury, St. Petersburg, 193124, the Russian Federation***
No. of license for brokerage: ***078-04511-100000***
Date of license issue: ***18.01.2001***
Period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

Basic functions of the Securities floatation agent (Underwriter):

The Underwriter acts under the contract with the Issuer on acting as an Agent for securities floatation in the Exchange.

Under the said contract, the Underwriter's functions include, among other things, the following:
- satisfying applications for Bonds acquisition on behalf of and for the account of the Issuer in compliance with the terms and conditions of the contract and the procedure established by the Decision of the securities issue and the Offering Circular.
- actions related to the Bonds' admission to floatation on the Exchange, on behalf and at the expense of the Issuer.
- informing the Issuer on the number of actually floated Bonds, and on the amounts received from the sales of the Bonds.
- transfer of moneys received by the Underwriter from buyers of the Bonds as payment for such Bonds to the Issuer's account as per the terms of their agreement.
- other actions necessary to perform its obligations to float the Bonds, in compliance with the RF law and the agreement between the Issuer and the Underwriter.
Acquisition by the Underwriter of the Bonds of the issue is not provided for.

Floatation start date: ***March 3, 2005***
Floatation end date: ***March 3, 2005***
Floatation price. ***100% of the face value***
Security conditions: ***A secured Bond provides to its holder all the rights ensuing from such security.***

Party Providing Security for the Bonds: NWT-Finance Limited Liability Company undertakes to ensure that the Issuer's obligations to Bonds owners will be fulfilled in case of Issuer's refusal to fulfil the obligations or in case of a delay in fulfilling respective obligations under the Bonds, according to the terms of the guarantee provided.

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the issuer in respect of future events and/or actions, development prospects for the industry, in which the issuer mainly operates, and results of issuer's activities, including issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates or forecasts of the issuer's management bodies, as actual results of the issuer's activities in the future may differ from the forecast for many reasons. Acquisition of issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Sergey Alexandrovich Orlov
Year of birth: ***1962***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Stanislav Nikolayevich Panchenko
Year of birth: ***1945***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Oxana Valeryevna Petrova
Year of birth: ***1973***

1.1.2. Members of the collegiate executive body of the issuer stock company:

Chairperson: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Vladimir Ivanovich Belokaminskiy
Year of birth: ***1949***

Oleg Viktorovich Popov
Year of birth: *1968*

Oleg Anatolyevich Semanov
Year of birth: *1967*

Maya Mikhailovna Semchenko
Year of birth: *1967*

Leonid Zigmundovich Tufrin
Year of birth: *1947*

Yelena Vladimirovna Umnova
Year of birth: *1954*

Venera Adykhamovna Khusnutdinova
Year of birth: *1973*

Vladimir Ivanovich Shumeyko
Year of birth: *1956*

Grigory Borisovich Chernyak
Year of birth: *1949*

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body:

Person acting as the one-man executive body of the Issuer (General Manager): ***Vladimir Alexandrovich Akulich***
Year of birth: *1956*

1.2. Data on Bank Accounts of the Issuer

As of 31.03.05

No. 1.
Full name Joint-Stock Commercial Bank Open Joint-Stock Company Avtobank-NIKOIL
Name Avtobank-NIKOIL AKB OJSC
Tax-payer's identification No.: 7707027313
Corr. acc.: 30101810100000000774
BIK: 044525774
Address: 8, ul.Efremova, Moscow, 119048

Account No.:	Purpose of account
40702810000001003500	Settlement account
45203810300001003500	Loan account
45203810500000833500	Loan account

No. 2.

Full name Open Joint-Stock Company Bank St. Petersburg
Name Bank St. Petersburg OJSC
Tax-payer's identification No.: 7831000027
Corr. acc.: 30101810900000000790
BIK: 044030790
Address: *7, pl. Ostrovskogo, St. Petersburg, 191011*

Account No.:	Purpose of account
40702810432000005440	Settlement account

No. 3.
Full name Bank of Foreign Trade (Open Joint-Stock Company)
Name Bank of Foreign Trade
Tax-payer's identification No.: 7702070139
Corr. acc.: 30101810700000000187
BIK: 044525187
Address: 37, ul.Plyushchikha, Moscow, 119992

Account No.:	Purpose of account
40702810107000004100	Settlement account
40702810810001000495	Settlement account
40702810910000090005	Settlement account (for settlements under corporate cards)
40702840110001000495	Current account
40702840410001001495	Transit account
40702978010001001495	Transit account
40702978710001000495	Current account

No. 4.
Full name Bank of Moscow *Joint-Stock Commercial Bank Open Joint-Stock Company*
Name Bank of Moscow JSCB OJSC
Tax-payer's identification No.: 7702000406
Corr. acc.: 30101810500000000219
BIK: 044525219
Address:

Account No.:	Purpose of account
40702810900470201163	Settlement account

No. 5.
Full name Web-Invest Bank Open joint-stock Company
Name Web-Invest Bank
Tax-payer's identification No.: 7831000637
Corr. acc.: 30101810700000000848
BIK: 044030848
Address:

Account No.:	Purpose of account
42104810000001940183	Deposit
42104810200002040183	Deposit
42104810800007940183	Deposit

No. 6.
Full name Western-Ural branch of the Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Name Western-Ural Bank of the Stock Commercial Savings Bank

Tax-payer's identification No.: 7707083893
Corr. acc.: 30101810900000000603
BIK: 045773603
Address: 4, ul. Ordzhonikidze, Moscow, 614990

Account No.:	Purpose of account
40702810028150100928	Settlement account
40702810328150100929	Settlement account
40702810528190105085	Settlement account
40702810828190105086	Settlement account
45207810628000000052	Loan account
45207810728000010052	Loan account
45207810828000022759	Loan account
40702810128000103810	Settlement account
40702810228000113810	Settlement account
40702810828000403810	Settlement account (for settlements under corporate cards)
40702810928000413810	Settlement account (for settlements under corporate cards)
40702978028000103810	Current account
40702810228160100307	Settlement account
40702810528160100308	Settlement account
40702810128180100115	Settlement account
40702810428180100116	Settlement account
40702810428000103811	Settlement account
40702810528000113811	Settlement account
40702810328100100351	Settlement account
40702810628100100352	Settlement account
40702810628120100170	Settlement account
40702810928120100171	Settlement account
40702810128170000047	Settlement account
40702810628110100083	Settlement account
40702810728000103809	Settlement account
40702810828000113809	Settlement account
40702810028030100129	Settlement account
40702810728030100128	Settlement account
40702810528140100564	Settlement account
40702810828140100565	Settlement account
40702810128090100001	Settlement account
40702810428090100002	Settlement account
40702810128040100132	Settlement account
40702810428040100133	Settlement account
40702810128190101036	Settlement account
40702810828190101035	Settlement account

No. 7.
Full name "Ukhtabank" Regional bank of Komi Open Joint-Stock Company

Name OJSC Komiregionbank Ukhtabank
Tax-payer's identification No.: 1102011300
Corr. acc.: 30101810000000000730
BIK: 048717730
Address: 14, ul. Oktyabrskaya, Ukhta, 169300

Account No.:	Purpose of account
45207810900000000075	Loan account
40702810600000000140	Settlement account

No. 8.
Full name Kommerzbank (Eurasia) Closed Joint-Stock Company
Name Kommerzbank (Eurasia) CJSC
Tax-payer's identification No.: 7710295979
Corr. acc.: 30101810300000000105
BIK: 044525105
Address: 14/2, Kadashevskaya nab., Moscow, 191017

Account No.:	Purpose of account
40702810600002001584	Settlement account
45207810100002001584	Loan account
45207810200012001584	Loan account

No. 9.
Full name MDM-Bank Saint Petersburg Open Joint-Stock Company
Name MDM-Bank Saint Petersburg
Tax-payer's identification No.: 7831000179
Corr. acc.: 30101810600000000809
BIK: 044030809
Address: 26, Nevsky pr., St. Petersburg, 191186

Account No.:	Purpose of account
40702810710000003101	Settlement account

No. 10.
Full name Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)
Name JSCB Moskovsky Delovoy Mir
Tax-payer's identification No.: 7706074960
Corr. acc.: 30101810900000000466
BIK: 044525466
Address: 14, ul. Zhytnaya, Moscow, 113035

Account No.:	Purpose of account
40702810800020002580	Settlement account
45207810700020000001	Loan account
40702810001170020001	Settlement account
40702810301170020028	Settlement account
40702810301171020001	Settlement account
40702810900010023513	Settlement account
40702840200010023513	Settlement account

No. 11.
Full name Joint-Stock Commercial Bank Promsvyazbank Closed Joint Stock Company
Name JSCB Promsvyazbank
Tax-payer's identification No.: 7744000912

Corr. acc.: 30101810600000000119
BIK: 044583119
Address: 10, building 22, ul. Smirnovskaya, Moscow, 109052

Account No.:	Purpose of account
40702810300060237001	Settlement account
45203810900060327002	Loan account

No. 12.
Full name Open Joint-Stock Company Industry and Construction Bank
Name Industry and Construction Bank OJSC
Tax-payer's identification No.: 7831000010
Corr. acc.: 30101810200000000791
BIK: 044030791
Address: 38, Nevsky pr., St. Petersburg, 191011

Account No.:	Purpose of account
40702810968000002655	Settlement account
40702810572000002533	Settlement account
40702810137000002059	Settlement account (for settlements under corporate cards)
40702810637000004353	Settlement account
42108810437000000010	Deposit
40702840237005004980	Transit account
40702840837005004979	Current account
40702978437005004979	Current account
40702978837005004980	Transit account
40702810537000001207	Settlement account
40702810351000003986	Settlement account
40702810471000000808	Settlement account

No. 13.
Full name Raffeisenbank Austria Closed Joint-Stock Company
Name Raffeisenbank Austria CJSC
Tax-payer's identification No.: 7744000302
Corr. acc.: 30101810100000000723
BIK: 044030723
Address: d.36, nab. r. Moiky, St. Petersburg 191186

Account No.:	Purpose of account
40702810703000403517	Settlement account
45207810053602200601	Loan account
45207810653603200602	Loan account

No. 14.
Full name Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)
Name JSCB Svyaz-Bank OJSC
Tax-payer's identification No.: 7710301140
Corr. acc.: 30101810900000000848
BIK: 044525848
Address: 7, ul. Tverskaya, Moscow, 103375

Account No.:	Purpose of account
40702810700300000007	Settlement account
40702810900300000001	Settlement account
42105810631000010851	Deposit
40702810000220000244	Settlement account
40702810400260300018	Settlement account
40702810400300000006	Settlement account
40702810500300000003	Settlement account
40702810700220000227	Settlement account
40702810800300000004	Settlement account
40702840000301000006	Current account
40702840300221000227	Current account
40702840300302000006	Transit account
40702840600222000227	Transit account
40702978200262000018	Transit account
40702978900221000227	Current account
40702978900222000227	Transit account
40702978900261000018	Current account
40702810100300000005	Settlement account
40702810300300000012	Settlement account
40702810000300000008	Settlement account
40702810300300000009	Settlement account
40702810700300000010	Settlement account
40702810000300000011	Settlement account

No. 15.
Full name Northern Bank - the branch of the Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Name Northern Bank of the Savings Bank of Russia
Tax-payer's identification No.: 7707083893
Corr. acc.: 30101810500000000670
BIK: 047888670
Address: 8, pr. Oktyabrya, Yaroslavl, 150028

Account No.:	Purpose of account
40702810212230100131	Settlement account
40702810512230100132	Settlement account
40702810512030100180	Settlement account
40702810912030100181	Settlement account
40702810212290100249	Settlement account
40702810912290100248	Settlement account
40702810804180101332	Settlement account
40702810904180101274	Settlement account
40702810004010400026	Settlement account (for settlements under corporate cards)
40702810104010101678	Settlement account
40702810112000102155	Settlement account
40702810204010102904	Settlement account
40702810504010102905	Settlement account

40702810804010101677	Settlement account
40702810812000102154	Settlement account
40702810112090100167	Settlement account
40702810412090100168	Settlement account
40702810404240102121	Settlement account
40702810704240102164	Settlement account
40702810504010101692	Settlement account
40702810504010102073	Settlement account
40702810004210100317	Settlement account
40702810504210100325	Settlement account
40702810804100100397	Settlement account
40702810804100100423	Settlement account
40702810304140101636	Settlement account
40702810504140101698	Settlement account
40702810004260112355	Settlement account
40702810704260112257	Settlement account
40702810212300100278	Settlement account
40702810912300100277	Settlement account
40702810612180100195	Settlement account
40702810812180200196	Settlement account
40702810012270102056	Settlement account
40702810712270102055	Settlement account

No. 16.

Full name North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)

Name North-West Bank of the Savings Bank of Russia

Tax-payer's identification No.: 7707083893

Corr. acc.: 30101810500000000653

BIK: 044030653

Address: 2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124

Account No.:	Purpose of account
40702810225020000098	Settlement account
40702810425020105120	Settlement account
40702810143050100496	Settlement account
40702810243090100123	Settlement account
40702810343080100127	Settlement account
40702810343100100162	Settlement account
40702810643050109036	Settlement account
40702810743050100508	Settlement account
40702810243150100076	Settlement account
40702810543060100222	Settlement account
40702810543200100082	Settlement account
40702810843060100223	Settlement account
40702810451160191194	Settlement account
40702810651160101191	Settlement account
40702810851160161193	Settlement account

40702810851160171196	Settlement account
40702810951160101192	Settlement account
40702810120170100384	Settlement account
40702810420170100385	Settlement account
40702810455000100492	Settlement account
40702810455310179854	Settlement account
40702810655310480194	Business account
40702810520120100154	Settlement account
40702810820120100155	Settlement account
40702810251010199132	Settlement account
40702810551010199133	Settlement account
40702810651030100125	Settlement account
40702810951030100126	Settlement account
40702810055000400013	Business account
40702810655000100218	Settlement account
45203810255000001619	Loan account
45204810055000000314	Loan account
45204810355000000315	Loan account
45205810005500000342	Loan account
45206810055000000445	Loan account
45207810755000000006	Loan account
45207810755000000174	Loan account
45208810055000000064	Loan account
45208810355000000065	Loan account
45208810955000000067	Loan account
40702840055000200050	Transit account
40702840155000100050	Current account
40702978755000200031	Transit account
40702978855000100031	Current account
40702810143020111664	Settlement account
40702810220010102339	Settlement account
40702810220010102588	Settlement account
40702810225000103229	Settlement account
40702810243020112013	Settlement account
40702810255000100485	Settlement account
40702810351010102993	Settlement account
40702810451010103533	Settlement account
40702810520010102589	Settlement account
40702810525000103550	Settlement account
40702810641000103230	Settlement account
40702810855000100555	Settlement account
40702810925000403229	Settlement account
40702810941020003230	Settlement account
40702810955000100484	Settlement account

40702810955000400016	Settlement account (for settlements under corporate cards)
40702840520010201926	Transit account
40702840620010101926	Current account
40702810455020124830	Settlement account
40702810551010102997	Settlement account
40702810851010102998	Settlement account
40702810555300480534	Settlement account (for settlements under corporate cards)
40702810855000100490	Settlement account
40702810855300179969	Settlement account
40702810725070100192	Settlement account
40702810725670100231	Settlement account
40702810025140000259	Settlement account
40702810625140000222	Settlement account
40702810625030100203	Settlement account
40702810925030100165	Settlement account
40702810220010102342	Settlement account
40702810520010102343	Settlement account
40702810051160151495	Settlement account
40702810651160151646	Settlement account
40702810851140150522	Settlement account
40702810951160141479	Settlement account
40702810443070100189	Settlement account
40702810743180100122	Settlement account
40702810843070100190	Settlement account
40702810051140100204	Settlement account
40702810351140140375	Settlement account
40702810751140100203	Settlement account
40702810751140120089	Settlement account
40702810151010198178	Settlement account
40702810151130101320	Settlement account
40702810451130100319	Settlement account
40702810451130100322	Settlement account
40702810751130102321	Settlement account
40702810125130133463	Settlement account
40702810425130133422	Settlement account
40702810151150102079	Settlement account
40702810151150110087	Settlement account
40702810251150100188	Settlement account
40702810551150100189	Settlement account
40702810020010101938	Settlement account
40702810320010101939	Settlement account
40702810151140101093	Settlement account

40702810251140130087	Settlement account
40702810451140101094	Settlement account
40702810651160181195	Settlement account
40702810751010103479	Settlement account
40702810751010103534	Settlement account
40702810055390179847	Settlement account
40702810455000100489	Settlement account
40702810455430480313	Business account
40702810555000100486	Settlement account
40702810855430179842	Settlement account
40702810220180100407	Settlement account
40702810920180100406	Settlement account
40702810043190100171	Settlement account
40702810143020111677	Settlement account
40702810143190100178	Settlement account
40702810243120100064	Settlement account
40702810243130100258	Settlement account
40702810343130107821	Settlement account
40702810343190100172	Settlement account
40702810643110100056	Settlement account
40702810643210100215	Settlement account
40702810943130100260	Settlement account
40702810155000100488	Settlement account
40702810355320480219	Business account
40702810455320179941	Settlement account
40702810043170100230	Settlement account
40702810143140100173	Settlement account
40702810743170100239	Settlement account
40702810155370179848	Settlement account
40702810655370480587	Settlement account (for settlements under corporate cards)
40702810855000100487	Settlement account
40702810155000100491	Settlement account
40702810455400179861	Settlement account
40702810655400480428	Settlement account (for settlements under corporate cards)

No.	17.
Full name	North-West Telecombank Closed Joint-Stock Company
Name	North-West Telecombank CJSC
Tax-payer's identification No.:	7834000145
Corr. acc.:	30101810700000000822
BIK:	044030822
Address:	12, Baskov per., St. Petersburg, 191014

Account No.:	Purpose of account
40702810100000001217	Settlement account

42107810400001350590	Deposit
40702840200000201217	Transit account
40702840300000101217	Current account
40702978800000201217	Transit account
40702978900000101217	Current account
40702810200000001010	Settlement account
40702810300000001062	Settlement account
40702840700001201062	Transit account
40702840800001101062	Current account

No. 18.
Full name Citibank Commercial Bank Closed Joint-Stock Company
Name Citibank CB CJSC
Tax-payer's identification No.: 7710401987
Corr. acc.: 30101810300000000202
BIK: 044525202
Address: 8-10, ul. Gasheka, Moscow, 125047

Account No.:	Purpose of account
40702810700790230019	Settlement account
45205810203790230018	Loan account
40702840000790230035	Transit account
40702840500790230027	Current account
40702978100790230043	Current account
40702978600790230051	Transit account

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***Ernst & Young Vneshaudit Closed Joint-Stock Company***
Abbreviated name: ***Closed Joint-Stock Company ERNST & YOUNG VNESHAUDIT***
Location: ***str.1-1A, 20/12 Podsosnenskiy per, Moscow, Russia, 105062***
Tax-payer's identification No.: ***7717025097***
Tel: ***(812) 103-7800*** Fax: ***(812) 103-7810***
E-mail: ***moscow@ru.ey.com***

Data on Auditor's license:
No. of license for auditing: ***E003246***
Date of issue: ***17.01.2003***
Validity period: ***till 17.01.2008***
Authority issuing the license: ***RF Ministry of Finance***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: ***2003***

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the issuer and the auditor to reduce the influence of the said factors: ***there are no factors that may have influence on independence of the auditor on the Issuer.***

Issuer's auditor selection procedure:
The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:
Nominations for the Auditor are made by the Issuer's shareholders in compliance with the Federal Law on Joint-Stock Companies (No. 208-FZ) of December 26, 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2004 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)

Information on the work performed by the auditor in the framework of special auditor assignments:
No such work has been done in the year under report

Information on any substantial interests connecting the auditor (auditor's officials) with the issuer (issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials)***

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: ***none***

Granting of borrowed funds by the issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on issuer's officials who are at the same time auditor's officials: ***no such officials***

Procedure of determining the auditor's remuneration amount: ***The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).***

Any postponed or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

Appraiser(s) employed by the issuer for:
determining the market value of issuer's fixed assets or real estate, for which the issuer carried out re-valuation as recorded in other sections of the quarterly report

Full name: ***LLC RosExpert Consulting and Analytical Centre***
Abbreviated name: ***LLC RosExpert***
Location: ***no data***
Telephone: ***(8172) 72-49-16***
Fax: none
E-mail: ***none***
License for valuation:
A.V. Shepelin – Certificate No. 4361 of 4th July 1997 issued by the Appraisal Academy RAA, Moscow.
M.B. Zhiromsky - Certificate No. N-680 of 7th October 1998 issued by MIPK REA named after G.V. Plekhanov
Information on valuation services provided by the appraiser: ***determining the market value of fixed assets***

Full name: ***Lair Expert Examination Centre***
Abbreviated name: ***Lair LLC***
Location: ***40, ul. Furshtatskaya, St. Petersburg***
Telephone: ***(812) 552-9366***
Fax: ***none***

E-mail: ***none***
No. of license for valuation: ***№00004***
Date of issue: ***06.08.2001***
Validity period: ***till 06.08.2004***
Authority issuing the license: ***Ministry of Privity of RF***
Information on valuation services provided by the appraiser: ***determining the market value of fixed assets***

Full name: ***MKD Partner Closed Joint-Stock Company***
Abbreviated name: ***MKD Partner CJSC***
Location: ***2, pl. Truda, St. Petersburg, 190000, Russia***
Telephone: ***(812)311-48-10, (812)311 48 55***
Fax: ***(812) 311- 48 -33***
E-mail: ***office@mcdhld.spb.ru***
No. of license for valuation: ***there are no data on the license, the appraisal was carried out by independent appraiser A.V. Selishchev, Certificate No. 11Zh-02788, Certificate No. MOT-277***
Date of issue: ***issued on 20.12.99, issued on 29.06.96***
Validity period: ***no data***
Authority issuing the license: ***The Russian Society of Appraisers***
Information on valuation services provided by the appraiser: ***Determining the market value of fixed assets***

1.5. Data on the Issuer's Consultants

Full name: ***Closed joint-stock company AVK Investment Company***
Abbreviated name: ***CJSC IC AVK***
Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia***
Telephone: ***(812) 230-7733***
Fax: ***(812) 237-0650***
Address of the Internet page used by the financial consultant to provide information on the issuer: ***http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F***

No. of the license of a professional participant of the securities market for dealership: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

No. of the license of a professional participant of the securities market for brokerage: ***178-03255-100000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

Services provided by the consultant:
1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).
2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:

a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;
b) Consulting of the Customer in matters related to resolutions to be passed by its authorized bodies as necessary to prepare and approve the Prospectuses for the shares in compliance with the requirements of Russian laws and regulations of the authorized registering authority;

c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;
d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;
e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;
f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	2 000	2001	2002	2003	2004	1st quarter 2005
Value of Issuer's net assets, thousand roubles	6 002 269	6 281 169	10 904 017	11 352 714	14 683 520	15 316 617
Ratio of total attracted funds to capital and reserves, %	28,1	29,4	37,4	61,7	73,6	76,7
Ratio of total short-term liabilities to capital and reserves, %	10,4	14,8	24,2	34,5	42,6	35,7
Cover of debt service payments, %	349,5	186,5	59,6	51,2	209,9	51,5
Outstanding debt level, %	0,00	0,00	6,63	6,02	0,00	0,00
Net assets turnover, times	0,3	0,6	0,9	1,1	1,1	1,5
Turnover rate of accounts payable, times	2,4	3,4	3,8	3,3	3,6	5,7
Turnover rate of accounts receivable, times	1,9	4,1	6,8	10,3	10,5	12,9
Share of profit tax in profit before taxes, %	33,3	47,3	50,1	36,2	33,4	25,3

Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position.

The net assets considerably exceed the amount of the authorized capital for the 5 recent completed fiscal years, thus, as of 01.04.2005 the value of net assets was 13.5 times higher than the authorized capital. After the completion of the procedure of affiliation of telecommunication operators of the Northwestern Region with OJSC NWT at the end of 2002, the amount of net assets of the company increased by 174% as compared to the index as of the start of 2002. In the year 2003 the net asset growth was 4%. Starting from 1st October 2004, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi joined OJSC NWT, and, as a result, the total net assets increased by 129% as compared to the start of the year. In the 1st quarter of 2005 the growth as compared to the start of the year was 4%. The positive dynamics of this index shows the increase of the stability of the Company's financial position.

The attracted funds-to-capital and reserves ratio (leverage ratio) shows the borrowed funds amount per 1 rouble of the company's equity capital. The percentage of borrowed capital in the structure of Company's liabilities was constantly growing in 1999-2004. As of 01.01.2005, one rouble of own funds corresponded to 74 kopecks of borrowed funds, including 43 kopecks of short-term liabilities. A considerable growth of liabilities in 2003 was caused by the floatation of the 3 years period bonded loan worth of 1.5 billion roubles, which made it possible for the Company to restructure the accrued debt and to increase the volume of investment in the fixed capital. In the 1st quarter of 2005 the 3rd bonded loan with the total volume of 3.0 billion roubles was issued with the redemption period of 3 to 6 years, as a result of which the share of the borrowed capital in the structure of the Company's liabilities somewhat increased and amounted to 77% of own capital.

For the years 2002-2004 the bulk of the outstanding debt was the debt to Vnesheconombank, which acted as the lending agency of the RF Ministry of Finance, which provided long-term funding to the Company in 1995-96 for the purpose of buying telecommunication equipment from foreign suppliers. By the end of 2004 the said debt was completely repaid, and as of 1.04.2005 there was no outstanding debt.

The efficiency of the Company asset management is constantly growing, which can be seen from the positive trend of the net asset turnover index; thus, 1 rouble of net assets gained 1.1 roubles of earnings in the year 2003, and 1.5 roubles in the first quarter of 2005.

The accounts payable turnover rate lied in the interval between 3.3 and 3.8 times a year for the years 2000-2004 (except for the year 2000). In the 1st quarter of the year 2005 the account payable turnover rate increased as compared to the year 2004, and the average accounts payable repayment time was 64 days.

Starting from 2000, there has been a stable trend of the growth of the accounts receivable turnover rate (with a certain slow-down in 2004). i.e. a reduction of the average period of accounts receivable repayment is observed (35 days in 2004). Such dynamics show the efficiency of the Company's work with debtors. Besides, the reduction of the accounts receivable repayment time reduces the own circulating capital requirement. In the 1st quarter of 2005 the trend of the growth of the accounts receivable turnover rate continued and amounted to 12.9 times (28 days).

An analysis of the behavior of the above indicators confirms the stability of the Company's sufficient financial standing, its solvency, and low credit risk.

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2000:

The method of determining the Issuer's market capitalization recommended by the Federal Commission for the Securities Market of Russia and based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2000).

Issuer's market capitalization of common stock: ***124,243,860 US dollars (as of 29.12.2000)***

Market capitalization of preferred stock: ***12,627,900 US dollars (as of 29.12.2000)***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2001:

Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***184,331,377 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2001 (in December 2001 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – ***20,852,267 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2001.

Issuer's market capitalization as of 31.12.2002:

Issuer's market capitalization calculated for common stock as of 31.12.2001 ***-175,229,761 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***21,885,668 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with

Issuer's preferred shares were made through the organizer of trading in the securities market).

Issuer's market capitalization as of 31.12.2003:

The method of determining the Issuer's market capitalization based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2003).

Issuer's market capitalization of common stock: ***290,687,303 US dollars***

Market capitalization of preferred stock: ***61,616,950 US dollars***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2004:

Issuer's market capitalization as of 31.12.2004 calculated for common shares:

446,637,172 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***91,522,511 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2005:

Issuer's market capitalization as of 31.12.2005 calculated for common stock:

563,111,378 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for March 2005.

Issuer's market capitalization as of 31.12.2005 calculated for preferred stock: ***113,069,296 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for March 2005.

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Information on Issuer's total accounts payable, with a separate presentation of the total outstanding accounts payable:

	2000	2001	2002	2003	2004	1st quarter of the year 2005
Total accounts payable, thousand roubles: - total long-term and short-term liabilities (lines 590 and 690);	*1 684 593*	*1 843 582*	*4 064 357*	*6 178 173*	*10 748 223*	*11 691 708*
Total outstanding accounts payable, thousand roubles:	*0*	*0*	*23 513*	*418 087*	*281*	*319*

Structure of account payable for the 1st quarter of the year 2005.

Name of accounts payable	Code of the Balance sheet line (Form No.1)		Period in which the payment arises					
			Less than 30 days	*from 31 to 60 days*	*from 61 to 90 days*	*from 91 to 180 days*	*from 181 days to 1 year*	*more than 1 year*
Short-term and long-term liabilities, total, thousand roubles		*11 691 708*	*6 701 378*	*51 211*	*76 182*	*2 139 243*	*488 194*	*2 235 497*
Accounts payable, total, roubles (except for the overdue accounts payable)	**620**	*3 181 242*	*2 660 393*	*11 048*	*3 679*	*487 993*	*18 127*	*0*
including:								
to suppliers and contractors, **thousand roubles**		*1 275 717*	1 275 717					
notes payable, **thousand roubles**		*418 301*	0	0	0	418 301	0	0
those to issuer's affiliated parties, **thousand roubles**		*175 839*	91 563	3 213	3 215	69 077	8 770	
on wages, **thousand roubles**	623	*240 724*	240 127	596	0	0	0	
indebtedness to the budget and state off-budget funds, **thousand roubles**	624	*519 103*	513 241	5 861	0	0	0	
other accounts payable, total, **thousand roubles**		*551 556*	539 743	1 377	464	614	9 356	
Credits, total, **thousand roubles** (except for the overdue accounts payable)	511 + 611	*1 631 379*	4 749	3 930	30 020	1 542 804	49 874	0
Loans, total, **thousand roubles** (except for the overdue accounts payable)	512 + 612	*4 818 231*	3 038 196	15 339	14 262	19 425	303 008	1 428 000
including:								
Bonded loans, **thousand roubles**		*4 567 410*	3 038 115	15 195	14 100	0	72 000	1 428 000
Other liabilities, **thousand roubles**	520 + 515 + 630 + 640 + 650 + 660	*2 060 534*	998 038	20 892	28 219	89 019	117 0,526	807 222
Outstanding accounts payable, total, **thousand roubles**	620	*319*	0	0	0	0,002	43	275
including those to budget and the out-of-the-budget funds, **thousand roubles**	624	*0*	0	0	0	0	0	0
Overdue indebtedness under credits, **thousand roubles**		*0*	0	0	0	0	0	0
Overdue indebtedness under loans, **thousand roubles**		*0*	0	0	0	0	0	0
TOTAL								

2.3.2. Issuer's Crediting History

For the period in question the Company had not any agreements of credit or any agreements of loan, the amount of principal debt under which was 10 or more per cent of the value of net assets of the Company

as of the date of the last completed reporting quarter preceding the making of the respective agreement (starting from 2000).

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Total amount of Issuer's liabilities from the collateral provided by it and total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, for the recent 5 completed fiscal years and for the last completed fiscal period, roubles:

Indices / years	2000	2001	2002	2003	2004	1st quarter of the year 2005
Total amount of Issuer's liabilities from the collateral provided by it for third parties' liabilities, thousand roubles	0	0	2 159	848 879	754 437,49	726 055,75
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	0	0	492 112	1 033 253	754 437,49	726 055,75

Issuer's liabilities of providing a collateral to third parties, including a pledge or surety, for the last completed fiscal year and the last completed period under report, that make at least 5 per cent of the balance value of Issuer's assets for the last completed fiscal year or for the last completed period under report respectively: ***none***

2.3.4. Other Liabilities of the Issuer

As of the report date, the Company has no agreements, including futures contracts not recorded in its balance sheet, that may affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses, and had no such agreements earlier.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities:

1. ***Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecoms investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.***

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks:

The competition level is rapidly growing on the Russian telecommunication services market. The market positions of fixed telephone communication services are seen to be weakening in favor of the growing mobile communication services market. One of the main uncertainty factors on the telecommunication services market is the tariff reform, the nature and dates of which remain unclear.

On July 7, 2003, the Federal Law on Communication was passed. The law creates prerequisites for development of a competitive market in the industry, and greater transparency in the communication operators' business. At the same time, there is uncertainty as to the impacts of the new law on he Issuer's business.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing.

The Issuer's market standing may be aggravated by the following economic factors:

- the rouble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;

- higher competition in the mobile communication sector by Russian and foreign communication operators, and expansion of competing formats operators to the mobile communication market;

- higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;

- economic risks typical for the Russian Federation in general, including the level of macroeconomic instability in the country, predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.

In case of unfavourable development of the situation in the region, the Issuer plans to:

- ***optimize the structure of production expenses;***
- ***reduce enterprise's expenses, including reduction and revision of Issuer's investment programme;***
- ***change the structure of provided services for the purpose of maximizing the income of the enterprise.***

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

OJSC NWT's principal activity is that of communication operator, and as such, the Issuer does not export goods, work, or services. The portion of imported equipment is insignificant and does not affect the Issuer's business. Therefore, the risks related to possible variation of prices for raw materials and services used by the Issuer in its business are described for the home market only.

One of the possible risks are higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Higher charge rates of OJSC Rostelecom would result in higher costs, and accordingly lower earnings of the Issuer, which may adversely affect the Issuer's fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market):

One of the main uncertainty factors is also the tariff reform, the nature and dates of which remain unclear.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. There is a certain risk of slower local communication tariff growth in 2005.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal communication service shall be provided by a universal service operator to be named in a bidding. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto. The "universal service" mechanism is intended to be introduced in the RF in 2005.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. There is a risk for future universal service operators of delayed and incomplete refunding of their losses, which would entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators. The deductions to the reserve will entail a risk of lower profitability of the operator's business.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

The above risks may result in deficient earnings by the Issuer, which will adversely affect its paying capacity.

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing.

Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services.

2.5.2. Country Risks and Regional Risks

The Russian market of telecommunication services is becoming very competitive. Although the traditional wire service market is generally divided between the regional operators, each being the absolute monopolist in provision of such services in its region, competition is getting stronger due to a larger proportion of new communication services, and aggressive activity of their providers.

As to the main factors of political risk emergence, the following risks may be emphasized:

- *imperfect legislative base to regulate economic relations;*
- *poor efficiency of the judicial system;*
- *unstable power in the Russian Federation's subject territories.*

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial enterprises operating in the region, a growth of unemployment and a slowdown of the population's solvent demand. Such developments would result in a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

Among other risk factors that may affect the Issuer's business are:

- a not too long, by this day, period of existence of the united company, which means that the Issuer may face risks and problems not evident as of this writing;

- uncertainty in setting the charge rates by MAP and their effect on the Company's business.

There are no risks related to any geographic features of the region, such as higher danger of natural disaster, or possible break of transport communication due to remoteness or poor accessibility.

There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the Issuer pursues its business in a region that is stable economically and socially, and is far from places of predictable hostilities or confrontations.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:

currency risks;
market risks;
liquidity risks.

Currency risks:

In the recent years, gradual decrease of the rouble-to-euro exchange rate and the increase of the rouble-to-dollar exchange rate have been noticed in Russia. The capability of the Government and of the Central Bank of Russia to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of contracts with suppliers, credits and loans of the Company are nominated in US dollars and Euros. As a result of the reduction of the rouble/Euro exchange rate, the Company may increase expenses for debt service and for pays under contracts and agreements. It should be noted that the different directions of Euro and US dollar exchange rate changes observed during the past several years show the balanced status of the foreign currency portfolio.

Starting from the year 2003, the Company maintains a steady policy of reduction of the currency segment in the total liabilities amount. For instance, the foreign currency segment in the total liabilities amount reduced over the year 2003 from 40.1% as of the beginning of the year to 23.9% as of the end of the year. In 2004 and in the 1st quarter of 2005 the share of the foreign currency constituent in the total amount of liabilities continued to decrease and, as of 31.03.05, it amounted to 9.3% in the total amount of liabilities.

In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

optimize (reduce) costs;
revise the investment programme;
take measures to increase the turnover of the accounts receivable.

Changes in interest rates:

Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer.

Presumable actions of the Issuer in case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business:

In case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business, the Issuer presumes to take the following actions:

- *optimize costs;*
- *revise the investment programme;*
- *take measures to increase the turnover of the accounts receivable.*

Inflation:

According to the RF Government official forecast for Russia's social and economic development, the inflation rate will be:

in 2005 - 8%
in 2006 - 6%

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates materially exceeding the RF Government forecasts, i.e. for inflation rates increasing to 25-30% a year, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

The Issuer believes that the critical inflation rate is within 30% to 40% a year.

Presumable actions of the Issuer to reduce the inflation-caused risk:

If inflation is rapidly growing, the Issuer intends to give special attention to higher turnover rates of current assets, primarily by cutting down the inventory in stock, and to modify the existing contractual relations with the users to reduce the buyers' accounts receivable.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

Liquidity risks.

The above risks generate a liquidity risk. The Issuer's inability to timely meet its liabilities due to lack of cash increases the probability of a loss. A consequence of such risk event may be penalties, fines, damage to the Issuer's business reputation etc.

In the Issuer's opinion, the key financial indicators of the Issuer, i.e. profit and service prime cost, are the most affected by the financial risks as listed above. The financial risks' effect on the proceeds level is minimum. The Issuer estimates the probability of occurrence of the above-described financial risks (sudden change of exchange rates, inflation, or interest rate growth) as low for the next few years.

2.5.4. Legal Risks

Risks related to changes in currency regulation:

The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:

OJSC North-West Telecom considers as one of the risks related to the change in the active law the fact that starting from 1st January 2004, Chapter 30 "Tax on Property of Organizations" of the Tax Code of the Russian Federation took effect, canceling the property tax privilege that was earlier applied by the Issuer – exemption from paying the property tax on the balance value of communication lines.

According to Ruling No. 169-O of the Russian Federation Constitution Court dated April 8, 2004 and published in 2004, the Issuer shall bear the risks of this Ruling entailing re-scheduling of the incoming VAT set-off as applied to transactions funded with borrowed funds. Practical implementation of this Ruling

by tax authorities may adversely and materially affect the Company's financial standing, and lead to re-classification of incoming VAT amounts currently recorded as current assets. As of the date of this reporting, the Company management cannot predict the effect of this event on the Company's business.

Risks related to changes in the customs inspection rules and customs duties:

The new Customs Code of the Russian Federation adopted by Federal Law No. 61-FZ of 28.05.2003 became effective on January 1, 2004.

The Customs Code of the Russian Federation approved by the RF Supreme Soviet under No. 5221-1 of 18.06.1993 remains valid as applied to Article 110 (clauses 6 and 8), and Articles 114 and 116, as well as Article 119 (as regards customs duties), which will remain valid until December 31, 2004.

Letter No. 14-10/7236 of the Russian Federation State Customs Committee "On the Coming into Effect of Regulatory Acts of the RF SCC Issued to Implement the Customs Code of the Russian Federation" dated 27.02.2004 lists the RF SCC regulatory acts becoming effective in particular in the 1st quarter of the year 2004 to implement the new Customs Code of the Russian Federation. The Letter also notes that until the effective date of these RF SCC regulatory acts issued to implement the new version of the Customs Code of the Russian Federation, regulatory and other documents of the RF SCC issued before 31.12.2003 will be still applicable where they do not contradict the new version of the Customs Code of the Russian Federation.

Among the regulatory acts that have become effective, the Letter mentions the joint RF SCC and RF Central Bank Regulation No. 01-100/1/243-P of 22.12.2003 titled "On Application of the Bank of Russia and RF SCC Instruction No. 86-I and No. 01-23/26541 "On Currency Inspection Procedure for Receipts from Commodity Export Received in the Russian Federation" dated 13.10.1999, and of the Bank of Russia and RF SCC Instruction No. 91-I and No. 01-11/28644 "On Currency Inspection Procedure Related to Justification of Payments for Imported Commodities by Residents" dated 04.10.2000" (the Regulation became effective on 15.02.2004).

As a large part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included): ***The new Federal Law "On communication" became effective on January 1, 2004. In compliance with this Law, the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms shall be set by the RF Government to be annually updated. This law extends the list of information to be submitted to the licensing authorities for obtaining a license.***

To extend the term of validity of a license, the documents shall be submitted in the same scope as for the initial license.

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service.

These changes may cause additional costs of the licensee in pursuing communication business.

Judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

The Issuer is not involved in lawsuits that might adversely affect its business, therefore changes of judicial practice in matters related to the Issuer's activity (licensing matters included) will not have an adverse effect on its business results.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of

OJSC NWT's licenses expires at different times in the range of the years 2004 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

The Issuer will face a risk related to liabilities for third parties' debts in the following cases:

Non-fulfillment by OJSC RTK-Leasing of its obligations under credit agreements where the Issuer is the Warrantor to the Savings Bank of Russia (OJSC). The sum of liabilities under the guarantee agreements is 817.5 million roubles.

The Issuer estimates this risk to be minimum, considering that all the equipment purchased by OJSC RTK-Leasing with funds borrowed from the Savings Bank of Russia (OJSC) under credit agreements where the Issuer acts as the warrantor has been transferred to the Issuer under leasing contracts. The source of repayment of the credits from the RF Savings Bank for OJSC RTK-Leasing is the moneys received by OJSC RTK-Leasing from the Issuer as payments under the leasing contracts.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: ***none***

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name in Russian: ***открытое акционерное общество «Северо-Западный Телеком»***

Full official name in English: ***OJSC North-West Telecom***

Full official name in Russian: ***ОАО «СЗТ»***

Abbreviated official name in English: ***OJSC N.W. Telecom***

Date the current name was introduced: ***10.12.2001***

Ground of introducing the current name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1***

Previous names of the Issuer

Full official name: ***Petersburg Telephone Network Open Joint-Stock Company***

Abbreviated official name: ***OJSC PTN***

Date of introducing the name: ***16.05.1996***

Ground of introducing the name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies***

Full official name: ***Petersburg Telephone Network Open Type Joint-Stock Company***

Abbreviated official name: ***OTJSC PTN***

Date of introducing the name: ***06.05.1993***

Ground of introducing the name: ***the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"***

The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the issuer by the state:

Date of Issuer's registration by the state: *06.05.1993*

No. of the certificate of state registration (or any other document confirming the registration of the Issuer by the state): *2717*

Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Basic state registration No. of the legal entity: *1027809169849*

Date of registration: *17.07.2002*

Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's Foundation and Development

Period of the issuer's existence from the date of its registration by the state: ***12 years and 11 months***

Date, to which the issuer will exist: ***the issuer was established for an unlimited period.***

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
- ***Murmanelectrosvyaz Open Joint-Stock Company***
- ***Novgorodtelecom Open Joint-Stock Company***
- ***Open Joint-Stock Company Electrosvyaz of Pskov Oblast***
- ***Cherepovetsectrosvyaz Open Joint-Stock Company***
- ***Electrosvyaz of Vologda Oblast Open Joint-Stock Company***
- ***Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company***
- ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.***

At the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.

On 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

GOALS OF ESTABLISHING THE ISSUER

The main goal of incorporation of the Company is gaining profit.

Basic areas of business (as per clause 4.2 of the Issuer's Articles of Association):

- provision of local and intrazone telephone communication services;

- provision of long-distance and international telephone communication services via payphones and call offices;

- provision of cellular mobile communication services in the range of 450 MHz;

- provision of mobile radio telephone communication services (trunking);

- mobile radio communication services of ALTAI type;

- provision of personal radio paging services;

- personal radio paging services with VHF/FM channel multiplexing;

- services of leasing of data channels, TV program and audio broadcasting channels, local intrazonal channels and communication paths, and physical circuits for telecommunication signal transmission;

- telematic services (including e-mail, information resource access, facsimile message, information/inquiry, message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

- provision of data transmission services;

- telephone communication services using technical facilities of an intelligent communication network;

- telegraph communication services (including the "Telegram" service and the AT/Telex network services);

- broadcasting of TV programmes via a cable TV network;

- provision of wired radio services;

- TV broadcasting services using transmitting facilities;

- broadcasting services using transmitting facilities;

- local telephone communication services using radio access equipment;

- work with data having the status of the state secret;

- taking/providing measures and/or services of state secrets protection;

- taking/providing measures and/or services of state secrets protection in connection with the functioning of the cryptographic authority;

- measures and/or services in the field of state secrets protection related to engineering protection of information;

- design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

- expert assessment of front-end and design documents;

- building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

- general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

- installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

- functions of general contractor and principal/developer; process and construction engineering;

- construction, major repair, rebuilding, expansion, and updating of communication facilities;

- construction, major repair, rebuilding, expansion, and updating of civil buildings;

- geodetic survey and mapping;

- maintenance, repair, and sale of metering and cash register machines;

- maintenance, repair, and sale of communication facilities;

- installation, repair, and maintenance of security alarms;

- recovery of networks and communication facilities after failures and damage;

- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

- actions to provide communication services in emergency situations;

- implementation, according to the established procedure, of mobilization plans for communication networks, and emergency prevention and control actions;

- leasing out property;
- gas facilities operation;
- organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
- testing, among other things, for certification purposes. Metrology services:
- design, development, and implementation of advanced technologies;
- production and sales of components and spare parts for various systems, mechanisms and devices;
- design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
- production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
- procurement, processing and sale of wood, production of joinery and furniture;
- design and development of software and dataware for automated systems of various applications;
- production, processing, and sale of animal and vegetal products;
- production and sale of consumer goods;
- purchasing and intermediary trade business;
- participation in establishment of stock, commodity, and other exchanges, and trading houses;
- professional training and education of employees in and outside the RF;
- creating a network of company shops in RF and abroad;
- providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;
production of advertising facilities; advertising services;
- sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;
- organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
- organization of cultural exchanges without currency payments.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION
Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Place of issuer's business: ***St. Petersburg, Russia***
Mailing address of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Telephone: ***(812) 119-9235***
Fax: ***(812) 110-6277***
E-mail: ***office@nwtelecom.ru***
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.nwtelecom.ru/***
Location of the special division of the issuer for work with shareholders and investors of the issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***
Telephone: ***(812) 119-9231***
Fax: ***(812) 325-8323***
E-mail: ***V.smyslov@nwtelecom.ru***

3.1.5. Taxpayer's Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***

Manager: ***Vladimir Ivanovich Belokaminskiy***
Period of power of attorney: ***31.12.2005***

Name: ***Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***82-a, ul. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Period of power of attorney: ***31.12.2005***

Name: ***Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001***
Manager: ***Nikolay Pavlovich Emelyanov***
Period of power of attorney: ***31.12.2005***

Name: ***Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***18.12.2001***
Location: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186***
Manager: ***Leonid Zigmundovich Tufrin***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***4, Sovetsky prospekt, Vologda, Russia, 160035***
Manager: ***Yury Alexandrovich Pochekin***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***24, ul. Bolnichnaya, Kaliningrad, Russia, 236024***
Manager: ***Alexandr Vladimirovich Andreyev***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000***
Manager: ***Sergey Mikhaylovich Gavryushev***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***5, Oktyabrsky pr., Pskov, Russia, 180000***
Manager: ***Viktor Ivanovich Plyachenko***
Period of power of attorney: ***31.12.2005***

Name: ***Lensvyaz Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***10.07.2003***
Location: ***15, ul. Pochtamtskaya, St. Petersburg, 190000***
Manager: ***Vitaly Yevgenyevich Strizhkov***

Period of power of attorney: *31.12.2005*

Name: *Svyaz of the Komi Republic Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *60, ul. Lenina, Syktyvkar, 167981*
Manager: *Vikentiy Alexandrovich Kozlov*
Period of power of attorney: *31.12.2005*

Name: *The representative office of the Open Joint-Stock Company "North-West Telecom" in Pskov Oblast:*
Date of opening: *not opened*
Location: *5, Oktyabrsky pr., Pskov, Russia, 180000*
Manager: *none*
Period of power of attorney: *none*
the Issuer's representative office was not opened as of the date of the end of the quarter under report.

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:
Basic code: *64.20.11*
Other codes: *64.20.3; 64.20.22; 64.20.21; 64.20.12*

3.2.2. Basic Business Activities of the Issuer

The key predominating and priority business of the company in the quarter under report is: *provision of telecommunication services.*
Services providing over 10% of the OJSC NWT income are:
- *local telephone connection services (city and rural telephone exchanges);*
- *national and international connection services.*

long-distance and international telephone connections, thousand min.,
In compliance with the resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services":

Long-distance telephone communication is a telephone connection between users situated in the territory of different entities of the Russian Federation or different administrative districts of one entity of the Russian Federation (except for districts within a city);

International telephone communication is a telephone connection between a user situated in the territory of the Russian Federation and a user situated in the territory of another state.

Volumes of provided long-distance and international communication services are measured in thousands of minutes of calls. The price of the service is determined in roubles and kopecks per minute of a call (depending on the distance between the issuer's subscriber and the user with whom the telephone connection is provided, the type of subscriber and the discounts applied).

Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system.
In compliance with the Resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services", local telephone communication is a telephone connection between users situated within one inhabited locality or administrative district.
Volumes of provided local telephone communication services are measured by the number of serviced subscribers (telephone lines) of all types (population, budgetary organizations, commercial organizations). The price of the service is determined as the monthly subscriber fee for servicing and is established by the issuer upon agreement with the regulating state authority for each type of subscriber.

As of 31/03/2005, income from local connection makes the largest segment (39%) in the OJSC NWT income structure, income from long-distance and international connection being 30 %.
The Issuer pursues its basic business activities in the territory of Russia.
Seasonal nature of business.
The kinds of business pursued by OJSC NWT are not of a seasonal nature.

3.2.3. Basic Types of Products (Jobs, Services)

Index	2000	2001	2002	2003	2004	1st quarter of the year 2005
Product 1: Long-distance and international telephone connections, thousand min.						
Volume of product 1 production, thousand min (Long-distance and international telephone connections, outbound paid)	-	499 957	1 209 268	1 362 566	1 958 344	487 305
Price of product 1, thousand roubles	-	0,00361	0,00353	0,00333	0,00248	0,00299
Volume of receipts from long-distance and international communication, thousand roubles	-	1 803 154	4 274 023	4 541 511	4 853 506	1 454 614
Share of the total amount of receipts,%		46%	42%	37%	32%	30%
Product 2: Local telephone communication services (city and rural telephone communication)						
Volume of product 2 production, pcs. (Number of users of the service – number of city and rural telephone communication subscriber sets, without payphones, as of the end of the period under report)	1 751 289	1 784 558	3 344 728	3 436 364	3 562 325*	4 252 331
Price of product 2, thousand roubles	0,06262	0,06666	0,08128	0,10258	0,13001	0,15192
Volume of receipts from local telephone communication, thousand roubles	1 315 950	1 427 561	3 262 338	4 229 873	5 557 731	1 938 000
Share of the total amount of receipts,%	72%	36%	32%	34%	36%	39%
Total amount of receipts, thousand roubles	1 827 768	3 951 387	10 091 841	12 336 392	15 355 680	4 906 839
Volume of receipts from sale of communication services, thousand roubles	1 581 247	3 825 372	9 778 167	11 959 978	14 779 309	4 765 443
Consumer price index, % (State Committee of Russia for Statistics) in % of the last month of the previous quarter	120,2	118,6	115,1	112,0	111,7	105,3

**average value for the year*

3.2.4. Names of the issuer's suppliers, on which 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Forecasts of the accessibility of material holdings and fixed assets sources are estimated as favourable. The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets and fixed assets sources are expected.

3.2.5. Issuer's products (jobs, services) sales market

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region of the Russian Federation.

There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:

- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;

- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;

- *State regulation of the company's commercial activities.*

The factors reducing such influence are:

- *availability of own network resources as a basis for provision of all kinds of services;*
- *feasibility of fast deployment of a large number of new services on the basis of the existing network infrastructure;*
- *common marketing policy within the region;*
- *re-distributable financial resources;*
- *human resource potential.*

The Company's management provides regular monitoring of variations of the group of the most important indicators describing the Company's efficiency in terms of the economic, financial, engineering, and marketing, to enable prediction of, and fast response to occurrence and/or enhancement of influence of various adverse factors. The Company's strategic and mid-term development plans are developed on the assumption of a pessimistic scenario, which provides an additional safety margin for the Company's business in case of a crisis situation. The economic development forecasts and marketing strategy are annually updated by the performances of the previous period and analysis of the Company's business environment variation.

3.2.6. Practice of Activities in Respect of Circulating Capital and Inventories

The procedure for the accounting of inventories by the Company is set forth in the Provisions on Accounting Policy of OJSC North-West Telecom.

Accounting of inventories shall be based on Accounting Prices. Accounting of transportation and procurement expenses shall be recorded on account 16 "Deviation in the Value of Materials". Withdrawn inventories (except for precious metals) are evaluated at the average prime cost.

The inventories use rate is characterized by the turnover ratio (in times or days):

ITR (times) = Prime cost of sold products (line 020 of form 2) / ((Ib + Ie)/2)
*ITR (days) =365 * ((Ib + Ie)/2) / Prime cost of sold products;*
where Ib, Ie is the value of inventories as of the beginning (of the end) of the period (line 210 of the Balance sheet).

Index	2000	2001	2002	2003	2004	1st quarter of the year 2005
The inventories turnover ratio, times	17	27	23	24	29	36
Duration of the inventories turnover, days	21	13	16	15	12	10

The high turnover rate of inventories is attributable to their minor share in the Company's circulating and overall assets, as supplies have an auxiliary role in the communication service production. For the 1st quarter of 2005 the portion of stocks in the current assets decreased by 4.4% amounting to 11.1%, while their portion in the aggregate assets decreased by 0.3%, amounting to 1.8%.

3.2.7. Raw Materials

Due to the peculiarities of OJSC North-West Telecom's activities, whose key business area is the provision of communication services, no raw material resources are used.

3.2.8. Key Competitors

OJSC NWT is the leader by physical indicators in the sector of local telephone connection services for residents. In the regional branches of OJSC NWT the share of local telephone connection services provided to the population is from 60 to 98%. As to the business sector, which is the most profitable today, the market share by physical volume in the regional branches of OJSC NWT is from 30% to 85 %.

The OJSC NWT's market share of long-distance and international connection services in the North-West is 55%. There has been an increase of the long-distance and international connection by 10% as compared to the year 2002. In the years to come the growth of traffic (both long-distance and international) is expected to continue, with simultaneous reduction of the traffic growth rate by approximately 1-2% per year. The fall in the traffic growth rate has been partially caused by the intensive activities of alternative operators (including mobile communication operators) and by the increased use of IP-telephony.

The market of Internet services is characterized by a high level of competition. Of the market segments where OJSC North-West Telecom is represented, it is the above segment that is developing most rapidly. In 2003-2004 OJSC North-West Telecom held the leading position by dial-up access in such branches as: Artelecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia and Electrosvyaz of Pskov Oblast. In the field of dedicated access to the Internet, services both to the business sector and to wealthy sections of the population must be actively promoted. An increase in the demand for dedicated lines by 30-40% is forecasted in connection with the introduction of the time-based billing system for local telephone calls and stricter requirements for data transmission speed.

Competitive position:

OJSC NWT has a sufficient set of competitive advantages to achieve the Company's strategic goals. Of these, the most essential are:

1. *Low level of rates for services provided;*
2. *Developed infrastructure, and broad geographic coverage network;*
3. *A wide range of telecommunication services*
4. *Access to the IP telephony market*

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and updating of the existing communication network and construction of new telecommunication networks for providing high technological level services – ISDN and xDSL. Besides, a project is being implemented to create a multiservice communication network that will facilitate the formation of a single information space of the region.

The above factors' influence degree:

Factor	*Factor importance rating*
Considerable client base	*1*
Developed own infrastructure, and broad geographic coverage network;	*2*
Orientation toward clients	*3*
Intensive promotion of services	*4*
A wide range of telecommunication services	*5*
Availability of financial capacities to launch large-scale projects	*6*

1 - a high importance rate
6- a low importance rate

3.2.9. Data on Availability of Issuer's Licenses:

License: *22791*
Date of issue: ***11.07.2002***
Validity period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: *22792*
Date of issue: ***11.07.2002***
Validity period: ***till 11.07.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***23224***
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***23225***
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***23226***
Date of issue: ***14.11.2002***
Validity period: ***till 14.11.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***23227***
Date of issue: ***4.10.2002***
Validity period: ***till 4.10.2012***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***24074***
Date of issue: ***14.11.2002***
Validity period: ***till 1.02.2006***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***24658***
Date of issue: ***30.12.2002***
Validity period: ***till 30.12.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***24459***
Date of issue: ***15.12.2002***
Validity period: ***till 15.12.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***
Issuer's forecast as to probability of license prolongation: ***positive***

License: ***24460***
Date of issue: ***15.12.2002***
Validity period: ***till 15.12.2005***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of personal radio paging services in the territories of Novgorod and Murmansk Oblasts***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***3166***
Date of issue: ***24.01.1997***
Validity period: ***till 1.07.2006***
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Provision of local and long-distance telephone communication services (with addenda Nos. 1-5) in the territory of Leningrad Oblast***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***D 341184(GS-2-781-02-21-0-7808020593-000627-1)***
Date of issue: ***25.07.2002***
Validity period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***D 341156 (GS-2-781-02-22-0-7808020593-000628-1)***
Date of issue: ***25.07.2002***
Validity period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***PI No.2-6254***
Date of issue: ***15.11.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

Issuer's forecast as to probability of license prolongation: ***no need to prolong the license, as there is no time limit for this license***

License: ***12972***
Date of issue: ***8.10.1999***

Validity period: *till 27.06.2005*
Authority issuing the license: *State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)*
Areas of activities: *provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-6) in the territory of Arkhangelsk Oblast)*
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 5, registered on 30/12/2002).

Issuer's forecast as to probability of license prolongation: *positive*

License: *12842*
Date of issue: *9.09.1999*
Validity period: *till 8.06.2005*
Authority issuing the license: *State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)*
Areas of activities: *License for provision of cable network telecasting (with addenda Nos. 1-4) in the territory of the city of Vologda.*
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).

Issuer's forecast as to probability of license prolongation: *positive*

License: *14799*
Date of issue: *21.04.2000*
Validity period: *till 21.04.2005*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the village of Lovozero, Murmansk Oblast*
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).

Issuer's forecast as to probability of license prolongation: *positive*

License: *14838*
Date of issue: *21.04.2000*
Validity period: *till 21.04.2005*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)*
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 4, registered on 30/12/2002).

Issuer's forecast as to probability of license prolongation: *positive*

License: *15664*
Date of issue: *21.04.2000*
Validity period: *till 21.04.2005*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of settlements in Pskov Oblast*
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 2, registered on 30/12/2002).

Issuer's forecast as to probability of license prolongation: *positive*

License: *1535*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *work with data having the status of the state secret*
The license covers:

No. 1535/1 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/3 – communication centre Petrozavodsk-50 of the Kondopozhsky communication centre of ELECTROSVYAZ OF the Republic of Karelia, a branch of the open joint-stock company North-West Telecom;
No. 1535/4 – GU of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/5 - Artelecom of Arkhangelsk oblast, a branch of the open joint-stock company North-West Telecom;
No. 1535/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/7 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/8 – LTC of Sokolsky MRUS of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/9 - junction point of the production and technical department of Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/10 - Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" (In the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated and annexed to the Electrosvyaz of Vologda Oblast Branch);
No. 1535/11 – Nyandomsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/12 – Velsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/13 - ELECTROSVYAZ OF the Republic of Karelia, a branch of the open joint-stock company North-West Telecom;
No. 1535/14 – Murmanelectrosvyaz, a branch of the open joint-stock company North-West Telecom;
No. 1535/15 - NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom
No. 1535/16 – Okulovskoye RUS of NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom

Issuer's forecast as to probability of license prolongation: *positive*

License: *1536*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: measures and/or services of state secrets protection
The license covers:
No. 1536/1 - ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1536/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/3 - ELECTROSVYAZ OF the Republic of Karelia, a branch of the open joint-stock company North-West Telecom;
No. 1536/4 - ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/5 - Artelecom of Arkhangelsk oblast, a branch of the open joint-stock company North-West Telecom;
No. 1536/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/7 - NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom

Issuer's forecast as to probability of license prolongation: positive

License: *278M*
Date of issue: *23.12.2003*

Validity period: *till 2.06.2008*
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***measures and/or services of state secrets protection (operation and storage of cryptographic facilities)***

Issuer's forecast as to probability of license prolongation: positive

License: ***56-DG-000041***
Date of issue: *19.04.2002*
Validity period: *till 19.04.2007*
Authority issuing the license: ***Federal Mining and Industrial Supervision Committee of Russia (Fosgortekhnadzor of Russia)***
Areas of activities: ***gas networks operation***

Issuer's forecast as to probability of license prolongation: positive

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***853x***
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***maintenance of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***854p***
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***distribution of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***855u***
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***provision of cryptooperation services***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***SPB 02235***
Date of issue: *24.05.2004*
Validity period: *till 1.04.2029*
Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Areas of activities: ***the Earth's interior use: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
The license is applicable to:
5/7, Bataysky pereulok, Admiralteysky district, St. Petersburg

Issuer's forecast as to probability of license prolongation: ***positive***

3.2.10. Issuer's Joint Activity

Issuer's subsidiaries founded with investment of third parties:

Cooperation with other organizations, and Issuer's subsidiaries founded with investments by third parties	Amount of investments, *thousand roubles*	Net profit (loss) *thousand roubles*						Income from investments *thousand roubles*					
		2000	2001	2002	2003	2004	1st quarter of the year 2005	2000	2001	2002	2003	2004	1st quarter of the year 2005
Artelecom Service Limited Liability Company	62 052	16586	530	16123	1131	10092	no data	0	0	0	0	0	0
St. Petersburg Telecommunication Centre - Closed Joint-Stock Company	2 151	14	57	-71	-1245	298	no data	0	0	0	0	0	0
Kabelvideo Limited Liability Company	26	-78	-6	-4	84	56	no data	0	0	0	0	0	0
Kolatelecom Open Joint-Stock Company	75	6553	4892	4535	15401	-6736	no data	0	0	0	0	0	0
Bona Limited Liability Company	2	No operation											

3.2.13. Extra requirements for issuers whose key activities consist in provision of communication services

License: *22791*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.

2) The services shall be provided using the Licensee's telematic service engineering facilities.

The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number of users simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

5) Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.

6) The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.

7) The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *22792*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) Data transmission services shall be provided using the licensee's data transmission network.

2) The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 1000 users (of which, at least 500 users by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

5) The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

6) International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation.

Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

7) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *23225*
Date of issue: *1.08.2002*
Validity period: *till 1.08.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) The Licensee's network capacity is 5 payphones and 50 call offices.

2) Long-distance and international telephone communication services shall be provided to users with the payphones and call office terminal facilities connected to local telephone networks of the appropriate public network operators, and of other operators licensed to provide local telephone services in the given territory, at the subscriber device level, under a joint business agreement.

Local, long-distance and international telephone communication services via payphone equipment shall be provided in compliance with the "Concept of a Uniform Payphone Card of Russia".

3) By the end of the third year, the Licensee shall ensure commissioning of at least 70% of the network capacity as specified in paragraph 1.

4) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *23226*
Date of issue: *14.11.2002*
Validity period: *till 14.11.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) The telegraph communication services shall be provided using the Licensee's engineering facilities.

The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

2) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

3) The Licensee may connect telegraph communication equipment to a public telegraph network (TG-P) and to an AT/Telex network, and receive and lease communication channels and physical circuits of a public communication network.

4) The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devices and channel switch stations.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram. The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network shall be settled in the established procedure.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall comply with the requirements of the Communications Administration of the Russian Federation as to the traffic handling and service provision procedure.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23227*
Date of issue: *4.10.2002*
Validity period: *till 4.10.2012*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) The Licensee shall provide to its network users access to long-distance and international telephone communication services via a public network.

2) The total installed capacity of the Licensee's communication network shall be at least 4,156,030 numbers, of which:

in the territory of the Republic of Karelia	*189,600 lines*
in the territory of the Komi Republic	*280,870 lines*
in the territory of Nenets Autonomous District and Arkhangelsk Oblast	*296,260 lines*
in the territory of Vologda Oblast	*301,880 lines*
in the territory of Kaliningrad Oblast	*163,520 lines*
in the territory of Leningrad Oblast	*415,150 lines*
in the territory of Murmansk Oblast	*273,470 lines*
in the territory of Novgorod Oblast	*167,140 lines*
in the territory of Pskov Oblast	*145,240 lines*
in the territory of Saint-Petersburg city	*1,922,900 lines*

3) Long-distance and international telephone communication services are provided using the Licensee's facilities, via a public network and a long-distance exchange of the appropriate geographic numbering zone, under agreements with OJSC Rostelecom, Russian Federation public long-distance and international communication operator.

4) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

5) The Licensee shall issue to other operators technical requirements for connection to its network, provided that they have licenses for public local / zonal communication services in the licensed area of the Licensee and in compliance with the effective rules and regulations of the RF Ministry of Communication and Information Technologies, meeting the applicable traffic handling rules and regulations.

6) Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.

7) Subscriber lines of public telephone networks shall not be used as connecting lines.

8) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24074*
Date of issue: *14.11.2002*
Validity period: *till 1.02.2006*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast*
Basic conditions of activities:

1) Cellular communication services are provided using the Licensee's communication network, which shall form a part of the Russian Federation integrated cellular network SPS-450.

2) The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least 9,000 lines and 12%, respectively, as of 01.01.2006.

The area coverage percentage may be updated during the implementation of this license's requirements.

3) Each subscriber of the federal SPS-450 network, irrespective of their place of registration and the place of purchase of their subscriber equipment, shall be entitled to the use of the Licensee-created SPS-450 network.

4). The SPS-450 network shall ensure incoming and outgoing connections between the SPS-450 network subscribers and the subscribers of the RF public communication network.

5). The Licensee's activity aimed at integration of the SPS-450 network built thereby with foreign NMT-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area*
Basic conditions of activities:

1) The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

4) Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***3166***
Date of issue: ***24.01.1997***
Validity period: ***till 1.07.2006***
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Provision of local and long-distance telephone communication services (with addenda Nos. 1-4) in the territory of Leningrad Oblast***
Basic conditions of activities:

1) This license authorizes OJSC NWT to provide local and long-distance telephone communication services via a public network in the territory of Leningrad Oblast.

The total installed capacity of the Licensee's communication network shall be at least 50,100 lines.

2) Communication network capacity distribution:

Leningrad Oblast	
Vsevolozhsk District	***37,000 lines***
Gatchina District	***10,000 lines***
Vyborg District	***2,500 lines***
Tosno District	***300 lines***
Lomonosov District	***300 lines***

3) The Licensee's communication network may be connected to the public communication network of the Russian Federation at the level of local telephone network of St. Petersburg and Leningrad Oblast, to specifications of the appropriate public communication network operators, and in compliance with the general plan of Leningrad Oblast development.

4) Other communication networks shall not be connected to the Licensee's communication network within the licensed area to provide networks of access to the public communication network of the Russian Federation to their users.

5) The Licensee's communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication.

6) Radio extenders may be used in a subscriber area for the 330 MHz frequency range only, subject to a permit for operating frequency use from the RF communication supervision service.

7) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

8) Long-distance and international telephone communication services may be provided to the Licensee's network users via a public communication network only.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***12972***
Date of issue: ***8.10.1999***
Validity period: ***till 27.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***
Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 5, registered on 30/12/2002).
Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio paging.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***12842***
Date of issue: ***9.09.1999***
Validity period: ***till 8.06.2005***
Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***
Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).
Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:

Network capacity	***up to 75,000 subscribers***
Frequency channels	***- 7/3, SK-1, SK-3, 37/SK-5, SK-8, 9/8, 4/10, SK-11, SK-13, SK 14,SK-16, SK-18, SK-19, SK-21, SK-24, SK-26, SK-29, SK-31, SK-34, SK-37, 21, 25, 27, 28, 29, 33, 35, 29, 41, 43, 45, 47,49,51,53,55,57,59***
Frequency band	***- 5-30 MHz***

2) The RF Ministry of Communication and Information Technologies reserves the right to update this frequency plan in case of any changes in the frequency plan of air operation of radio electronic facilities.

3) The Licensee shall take actions to avoid interferences with mobile radio communication services for SK channels operation in the cable TV network, which occur due to the Licensee's equipment, according to instructions by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

4) The borders of the Licensee's network service area shall be determined according to the cable TV

development plan for the given community as agreed with the local administration.
5) TV (audio) programs may be broadcast subject to a license for TV and radio broadcasting.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***14799***
Date of issue: ***21.04.2000***
Validity period: ***till 21.04.2005***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the village of Lovozero, Murmansk Oblast***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).
Basic conditions of activities:
1) Telecasting services shall be provided via a cable TV network having the following characteristics:
Network capacity - up to 2,000 subscribers
Frequency channels - 4/2, 3, SK-1, SK-5, 6,8,10,12, SK-11, SK-12

The borders of the Licensee's network service area may vary according to the cable TV development plan for the given community as agreed with the local administration.
2) Should any interference occur interferences with mobile radio communication services for SK channels operation in the cable TV network due to the equipment used to provide services, the Licensee shall take actions to remove them as per instructions of the Gossvyaznadzor supervision service.
The users shall be able to use any broadcast programs of Russian national TV and radio broadcasters and state-owned regional TV and radio companies.
3) Communication equipment may be used subject to an issued certificate of compliance of the Electrosvyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***14838***
Date of issue: ***21.04.2000***
Validity period: ***till 21.04.2005***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 4, registered on 30/12/2002).
Basic conditions of activities:
1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.
2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio call.
In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.
Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.
3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).
A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.
4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***15664***
Date of issue: ***21.04.2000***
Validity period: ***till 21.04.2005***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of settlements in Pskov Oblast***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 2, registered on 30/12/2002).
Basic conditions of activities:
The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations having the following characteristics:

Equipment installation site	Frequency channel	Transmitter capacity
Dno	50 TVC	50W
Opochka	9 TVC	50W
Opochka	12 TVC, carrier offset: plus 7.8 kHz	10W

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.
3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).
A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.
4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24459*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's network: 6,100.

2. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.

3. Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.

4. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

5. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

6. Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24460*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2005*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of personal radio paging services in the territories of Novgorod and Murmansk Oblasts***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's communication network: 15,000.

2. The network shall be built using the following radio frequencies:
Novgorod Oblast - 159,500 MHz
Murmansk Oblast - 164,900 MHz The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

5. The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

6. The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

7. The IMT-MC 450 federal mobile network shall ensure incoming and outgoing connections between the IMT-MC 450 network subscribers and the subscribers of the RF public communication network.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1. OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.

2. The licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT-450 standard cellular network.

3. In order to provide services by the IMT-MC 450 technology, the Licensee shall, at its own expense:

- initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;

- ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453,00..457,4 MHz/463,0..467,4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x,2x:

by the start of provision of the services: one carrier, including the guard spaces;
1.25+2*0.26= 1.77 MHz;
by the end of the second year of operation: 2 carriers
2*1.25+2*0.26=3.02 MHz.

4. The installed network capacity in the area specified in paragraph 1 shall be, as of 31.12 of each year accordingly, at least:
2007 - 30,000 lines;
2013 - 100,000 lines.

The Licensee shall ensure provision of the services to at least 50% of the residents of the territory specified in the license by the end of the year 2007.The resident's coverage percentage may be updated during the implementation of this license's requirements.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b) Communication networks

The telecommunication network of OJSC North-West Telecom includes the following basic constituents:
Local stationary telephone networks, including city and rural networks;
Elements of the long-distance and international telephone network;
Wireless communication networks, including cellular mobile communication networks, mobile radio telephone (trunking) communication, personal radio call, and subscriber radio access;
Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;

o

Wired-radio networks;
Primary networks:
local;
intra-zone.

Description of OJSC NWT networks as of 31.03.2005

Local Stationary Telephone Networks, Including City and Rural Networks

Data on the number of telephone exchanges, installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in the table 1.

Table 1

Branch	Number of telephone exchanges		Installed capacity, thousand lines		Total commissioned capacity, thousand lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Artelecom	100	457	318431	62422	295596	55186
Electrosvyaz of Vologda Oblast	50	433	288630	65283	266721	56361
Electrosvyaz of Kaliningrad Oblast	66	192	178881	22226	163174	18618
Electrosvyaz of the Republic of Karelia	52	187	191303	28978	181138	26101
Murmanelectrosvyaz	57	37	287863	11582	278158	10835
Novgorodtelecom	90	262	158191	30228	150200	24894
Electrosvyaz of Pskov oblast	57	339	117495	41352	111402	33549
PTN	332	-	2134604	-	1899525	-
Lensvyaz	118	357	365481	95404	344666	85459
Svyaz of the Republic of Komi	50	302	250472	60018	235938	54472
Total for OJSC NWT	972	2566	4291351	417493	3926518	365475

The digitalization level for the local telephone network of OJSC NWT on the whole is 48.04%: 50.73% on city telephone networks and 20.45% on rural telephone networks.

Payphones have been installed on the network of OJSC NWT. Data on the number of payphones are given in the table. 1a.

Table 1a

Branch	Number of payphones, pcs
ARTELECOM OF ARKHANGELSK OBLAST	540
ELECTROSVYAZ OF VOLOGDA OBLAST	1 169
LENSVYAZ	146
MURMANELECTROSVYAZ	883
NOVGORODTELECOM	800
ELECTROSVYAZ OF PSKOV OBLAST	326
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	293
SVYAZ OF KOMI REPUBLIC	888
ELECTROSVYAZ OF KALININGRAD OBLAST	588
PETERSBURG TELEPHONE NETWORK	16
Total for OJSC NWT	5 649

Long-Distance and International Telephone Network

At the moment, 18 automatic long-distance telephone exchanges operate in branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to each other, to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

Data on the installed and commissioned capacity of the automatic long-distance telephone exchanges are given in Table 2

Table 2

Branch	Installed capacity of automatic long-distance telephone exchanges , thousand channels	Commissioned capacity of automatic long-distance telephone exchanges , thousand channels
SVYAZ OF KOMI REPUBLIC	5 250	4 908
PETERSBURG TELEPHONE NETWORK	27 375	16 661
LENSVYAZ	13 488	10 320
ARTELECOM OF ARKHANGELSK OBLAST	6 223	5 510
ELECTROSVYAZ OF VOLOGDA OBLAST	5 400	4 494
MURMANELECTROSVYAZ	4 872	4 682
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	3 092	2 893
NOVGORODTELECOM	2 567	2 406
ELECTROSVYAZ OF PSKOV OBLAST	3 533	3 127
ELECTROSVYAZ OF KALININGRAD OBLAST	8 040	4 932
OJSC North-West Telecom	79 840	59 933

Wireless networks

Data on the composition and number of subscribers of wireless networks for branches of OJSC NWT are given in the Table 3

Table 3

Branch	Number of subscriber stations connected to the network, pcs.			
	cellular mobile communication (NMT-450)	Trunking	Personal radio call	Subscriber radio access
Artelecom	3090	108	-	125
Electrosvyaz of Vologda Oblast	-	187	-	563
Electrosvyaz of Kaliningrad Oblast	-	96	-	-
Electrosvyaz of the Republic of Karelia	-	-	-	116
Murmanelectrosvyaz	-	-	-	252
Novgorodtelecom	-	208	-	454
Electrosvyaz of Pskov oblast	-	-	-	160
PTN	-	930	-	1228
Lensvyaz		209	-	1485
Svyaz of the Republic of Komi		-	2	-
Total for OJSC NWT	3090	1738	2	4383

The NMT-450 standard cellular mobile communication network is deployed in Arkhangelsk Oblast and operated by the Artelecom branch.

Trunking networks are organized on the basis of mobile radiotelephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations – BS – in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Kaliningrad and Leningrad Oblast, 2 BS in Novgorod and 2 BS in Vologda).

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

The data on frequency assignments for wireless networks are given in Table 8.

Document telecommunication networks

Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.

Data on outbound telegraph traffic (paid telegrams) for the 1st quarter of 2005 are given in the Table 4.

Table 4

Branch	Outbound telegraph exchange for the 1st quarter of 2005 (thousand telegrams)
ARTELECOM OF ARKHANGELSK OBLAST	89
ELECTROSVYAZ OF VOLOGDA OBLAST	59
LENSVYAZ	77
MURMANELECTROSVYAZ	86
NOVGORODTELECOM	24
ELECTROSVYAZ OF PSKOV OBLAST	28
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	33
SVYAZ OF KOMI REPUBLIC	95
ELECTROSVYAZ OF KALININGRAD OBLAST	57
PETERSBURG TELEPHONE NETWORK	85
Total for OJSC NWT	633

Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

The data on the number of consumers' installations of data transmission and telematic service networks and on the volume of Internet traffic are given in the table 5.

Table 5

Branch	Number of consumers' installations, pcs.	Internet traffic in the 1st quarter of 2005, Mbytes
Artelecom	51631	6437140
Electrosvyaz of Vologda Oblast	26376	5909641
Electrosvyaz of Kaliningrad Oblast	3629	8686007
Electrosvyaz of the Republic of Karelia	28633	4790809
Murmanelectrosvyaz	22983	3782200
Novgorodtelecom	4258	974213
Electrosvyaz of Pskov oblast	13978	3624847
PTN	289390	35980000
Lensvyaz	26765	8801450
Svyaz of the Republic of Komi	27482	4288744
Total for OJSC NWT	495125	83275051

At the moment, the regional multiservice network of OJSC North-West Telecom is being further developed.

Broadband access networks have been built in the branches all in all with 141 connection points, 3168 ADSL ports and 2532 G.ShDSL ports. The quantitative indices for the branches are given below:

Branch	Number of Alcatel 7300 Alcatel 1540LS multi-service network access centers	Total number of access equipment ports	
		ADSL	G.ShDSL
Artelecom of Arkhangelsk oblast	18	744	240
Electrosvyaz of Vologda Oblast	9	216	-
Novgorodtelecom	13	312	312
Electrosvyaz of the Republic of Karelia	14	360	336
Murmanelectrosvyaz	26	624	480
Electrosvyaz of Pskov oblast	8	192	192
Electrosvyaz of Kaliningrad Oblast	19	624	456
Petersburg Telephone Network	34	96	516

Wired-radio networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they

are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Data on the number of broadcasting points of wired-radio networks are given in the table 6.

Table 6

Branch	Number of base broadcasting sets, pcs.		Number of broadcasting sets transferred to ultra-short waves - FM broadcasting, pcs.	
	Total	Including multiprogram me ones	Total	Including those in rural areas
Artelecom	137733	109037	17399	14827
Electrosvyaz of Vologda Oblast	121507	101853	21565	13960
Electrosvyaz of Kaliningrad Oblast	106823	103691	2004	1854
Electrosvyaz of the Republic of Karelia	122127	104926	2423	2271
Murmanelectrosvyaz	201112	196160	0	0
Novgorodtelecom	47523	43246	30833	25790
Electrosvyaz of Pskov oblast	35174	23954	1673	1196
Lensvyaz	188064	162745	6139	4851
Svyaz of the Republic of Komi	134550	121901	12716	10649
Total for OJSC NWT	1094613	967513	94752	75398

1.6. Primary networks

Local primary networks of OJSC North-West Telecom include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nõ of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

In 2004 the length of the transmission lines increased by 793.99 km, including fibre-optic transmission lines – by 567.69 km, and digital radio-relay transmission lines by 259.9 km.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-4 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 7

Branch	Length of transmission lines, km		
	Cable	Radio-relay	Aerial
Artelecom	310,7	272,10	1051,45
Electrosvyaz of Vologda Oblast	994,9	100,6	347,94
Electrosvyaz of Kaliningrad Oblast	1443,3		
Electrosvyaz of the Republic of Karelia	702,6	165,3	473,08
Murmanelectrosvyaz	771,6	19,74	115,23

Novgorodtelecom	938,1	133,5	415,27
Electrosvyaz of Pskov oblast	2023,8		
Lensvyaz	1213,9	5,8	
Svyaz of the Republic of Komi	1595	1975,2	1091,35
Total for OJSC NWT	9993,8	2672,24	3494,32

The data on frequency assignments for local primary networks and intra-zone primary networks are given in Table 8.

Frequency range, MHz	Permit No.	Frequency range, MHz	Permit No.
8000	1024179	450	1027063
2300/2400	03-10958	450	1027059
2300/2400	04-004375	450	1027072
2300/2400	04-004448	450	1027071
300	14-06-21/7269	450	1027073
160	14-16-20/10964	450	1027068
14000	092-06-18/32776	450	1027058
13000	092-06-18/32777	450	1027067
1880-1900	17-03-33/14069	450	1027065
8000	15-18-18/14471	450	1027064
8000	15-18-18/14470	450	1027069
1880-1900	17-03-33/14071	450	1026153
300	14-06-21/16455	450	1026155
160	03-09582	450	1027070
160	03-09722	450	1027062
13000	092-06-18/32687	450	1026154
160	03-09981	450	1027055
8000	15-18-18/14388	450	1027377
300	14-06-21/47661	8000	15-18-18/14345
14000	15-20-18/52224	450	1020942
11000	092-06-18/33414	450	1027074
14000	092-06-18/33415	450	1027074
11000	092-06-18/33416	450	1027074
2441	092-06-18/33413	450	1027074
11000	092-06-18/32826	450	1027074
11000	092-06-18/32824	300	14-06-21/47660
8000	092-06-18/32825	11TVC	1015774
160	081-04-03/31591	11TVC	1015791
8000	092-06-18/32529	10TVC	1015783
11000	092-06-18/32531	9TVC	1015782
8000	092-06-18/32530	9TVC	1015797
8000	092-06-18/32605	9TVC	1015789
8000	092-06-18/32603	7TVC	1015775
8000	092-06-18/32604	7TVC	1015790
160	081-04-03/32139	7TVC	1017237
160	081-04-03/32138	7TVC	1015773
160	081-04-03/32137	7TVC	1015781
160	081-04-03/32135	7TVC	1015800
160	081-04-03/32136	6TVC	1015777
400	14-18-19/11618	5TVC	1015798
400	14-18-19/11620	5TVC	1015779
400	14-18-19/11622	5TVC	1015793
8000	15-18-18/26120	5TVC	1015795
160	081-04-03/27165	5TVC	1015788
160	081-04-03/27164	1TVC	1015778
18000	1008977	1TVC	1015794
8000	15-18-18/14396	1TVC	1015792
8000	15-18-18/14397	1TVC	1015799
18000	15-18-18/14394	3TVC	1015776
18000	15-18-18/14395	450	1009275
18000	15-18-18/14532	8000	03-09984
18000	15-18-18/14531	10TVC	1015713
8000	03-09475	10TVC	1015707

18000	03-04498	12TVC	1015711
18000	04-000603	12TVC	03-00487
400	04-005337	12TVC	1015703
18000	04-000594	11TVC	1015709
18000	15-18-18/14533	5TVC	1015725
11000	092-06-18/32686	7TVC	1015728
160	092-06-18/32041	9TVC	1015730
11000	092-06-18/32043	6TVC	1015729
8000	092-06-18/32790	4TVC	1015727
11000	092-06-18/32788	1TVC	1015724
11000	092-06-18/32789	1TVC	1015718
300	14-06-21/47486	5TVC	1015702
300	14-06-21/47659	4TVC	1015706
160	092-06-18/32134	9TVC	1015705
1880-1900	1021523	7TVC	1015704
160	1026390	7TVC	1015710
1880-1900	04-004789	3TVC	1015708
1880-1900	04-005398	3TVC	1015714
11000	1021499	9TVC	1015715
8000	15-18-18/22221	4TVC	1015726
11000	092-06-18/32610	3TVC	1015722
11000	092-06-18/32611	8TVC	1015717
8000	092-06-18/32794	5TVC	1015700
11000	092-06-18/32795	5TVC	1015716
11000	092-06-18/32796	5TVC	1015719
8000	092-06-18/32855	5TVC	1015720
8000	092-06-18/32854	11TVC	1015721
11000	092-06-18/32856	5TVC	1015712
2000	092-06-18/32820	3TVC	1015768
11000	092-06-18/32821	2000	1024362
11000	092-06-18/32822	8000	03-09984
11000	092-06-18/32850	450	04-002722
11000	092-06-18/32851	450	04-002647
2000	092-06-18/32852	12TVC	04-002408
160	081-04-03/27163	9TVC	04-002502
8000	1018505	450	04-001801

Types of channels leased, essential data of the channel lessor, and periods of the lease contracts.

Channel types (enlarged)	Essential details of the lessor			Number of channels	Contractual period
	Region of operation	Name	Address		
Tone frequency communication channels	Russia	Rostelecom OJSC	5, ul. Delegatskaya, Moscow, 103091	5515	unlimited, till termination subject to a notice of termination sent at least 1 month in advance
	Murmansk oblast	Kolatelecom OJSC	5/23, ul. Vorovskogo, Murmansk, 186038	25	unlimited since 01.09.98
	Leningrad oblast	OJSC Lensvyaz	61, ul. B. Morskaya, St. Petersburg, 190000	398	effective since 01.04.99, unlimited
Digital channels	Russia	Rostelecom OJSC	5, ul. Delegatskaya, Moscow, 103091	806	unlimited
	Saint Petersburg	Peterstar CJSC	24, ul. B. Morskaya, St. Petersburg	6	2 years, extendable by default
	North-West	CJSC Delta Telecom	22, ul. Bolshaya Morskaya, St. Petersburg	210	1 year, extendable by default
	North-West	Satellite communication operators (Comin, Teleport, Zondesvyaz)		122	Contract with Zond-Holding has been in force since 01.06.1998 - terminated on 01.05.04, .contract with Teleport OJSC has been in force since 12.09.97, expires on 01.09.04, contract with Comin OJSC has been in force since 01.11.96, expires on 01.09.04.
	Leningrad oblast	OJSC Lensvyaz	61, ul. Bolshaya Morskaya, St. Petersburg	8,65	1 year, extendable by default
	North-West	*North-West Branch of MegaFon OJSC*	*1, ul. Artilleriyskaya, St. Petersburg,* 191104	4	till 30.04.2005
	Kaliningrad	Ekstel CJSC	41/1-11 ul Butkova, Kaliningrad	8	till 31.12.04, extendable by default for 1 year
	Kaliningrad	OJSC Kaliningrad TransTeleCom	1 ul. Kievskaya, Kaliningrad	12	till the complete fulfillment of their obligations by the Parties
	Murmansk oblast	Kolatelecom OJSC	5/23, ul. Vorovskogo, Murmansk, 186038	24	unlimited since 01.09.98
	North-West	Rascom CJSC	Saint Petersburg 93A, nab. Obvodnogo kanala	210	unlimited
	North-West	SeverTransTelecom CJSC	9 ul. Chaikovskogo, Yaroslavl	6	till 31.12.2004, extendable by default
	Komi	OJSC Mobil TeleSystems Branch in Syktyvkar	72, ul. Sovetskaya, Syktyvkar	22	unlimited

3.4. Plans of Issuer's Future Operation

The OJSC NWT's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.
The key tasks to be tackled by the Issuer within the five years to come include:
- satisfying citizens' applications for installation of telephone lines;
- transition to the time-based call billing throughout the North-Western District of Russia;
- development of extra services (Internet, data transmission, set services to business clients);
- increasing the company's share in the markets of new services.

Solving these tasks will require much effort in developing the communication networks infrastructure.
The key areas of developing telecommunication networks of OJSC North-West Telecom are:
- telephone network digitalization;
- creating intelligent networks;
- creating multiservice networks for provision of integrated services;
- digitalization of primary public networks.

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC NWT has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC NWT's network – transition to the digital network with a wide range of new services. In this connection, OJSC NWT's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To resolve this problem, it is planned to renovate and re-equip switching systems and linear facilities; to expand the operating telephone exchanges; to renovate technical premises; and to perform other works aimed at replacement and improvement of obsolete and worn equipment.

OJSC North-West Telecom's financial plans for the five years to come provide for:
- ***increasing receipts through increasing the volume of provided services;***
- ***reducing the specific value of expenses;***
- ***significantly reducing and liquidating the accounts receivable for communication services;***
- ***pursuing a flexible rate policy;***
- ***attracting new investment.***

Sources of future income
Issuer's principal activities

Plans for organizing, expanding or curtailing new operating facilities
There are no plans for organization of new operating facilities or their curtailment. The Issuer will continue its operation under the existing licenses.

Design of new product types
No design of new product types is planned by OJSC PTN: the Company is planning to do its business in the framework of the active licenses.

Upgrading and renovation of key assets
To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC PTN is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field
OJSC NWT does not plan any changes in the field of its principal business - provision of communication services

3.5. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: ***Iskra – the Association of Operators of the Federal Business Servicing Network***
Position and functions of the Issuer in the association: ***OJSC NWT is a participant in the Iskra BSN***

Association from November 28, 2001
As a member of the Association, the Company has the following functions:
1. Participation in the management of the Association
2. Representing the Association in the operation regions
3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members
4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:
Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation
Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)
Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia.
Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN
Facilitating the distribution of standardized solutions in creating the Iskra BSN
Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services
Distributing the advanced experience of digital networks organization in Russia and abroad
Developing proposals on development of Iskra BSN
Facilitating the development of the Russian market of communication services, studying the needs of consumers, advertising the capacities and advantages of Iskra BSN.

Organization: ***Association of Document Telecommunication***
The Issuer has been a member of the Association since the year 2002.
Position and functions of the Issuer in the organization: ***The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication, facilitating the study of users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively grounded standard and law mechanism of developing the information and telecommunication technologies and their applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.***
As a member of the organization, the Issuer performs the following functions:
1. ***Paying annual membership fees in due time***
2. ***Facilitating the implementation of decisions taken by the state authority in the field of telecommunications***
3. ***Facilitating the cooperation of departments and organizations in creating and using telecommunication networks***
4. ***Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.***

3.6. Issuer's subsidiaries and affiliates

Full and abbreviated official name: ***Pagetelecom Limited Liability Company, Pagetelecom LLC***
Location: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Basic areas of business of the company: ***Personal radio paging services***
Significance of the company for Issuer's activities: ***Participation in the company makes it possible to satisfy the consumers' demand of the residents of the city of Cherepovets and Cherepovets District for paging communication services***

Full and abbreviated official name: ***AMT Limited Liability Company, AMT LLC***
Location: ***k.201, d.14, Sinopskaya nab., St. Petersburg, 193167, Russia***

Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,252%***
Percentage of the Issuer's common stock held by the said subsidiary: ***0,288%***
Basic areas of business of the company: ***Operation in the securities market within the limits established by the active law.***
Meaning of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Full and abbreviated official name: ***RSU-Telecom Limited Liability Company, RSU-Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities***
Meaning of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Full and abbreviated official name: ***Svyazist Recreation and Prophylactic Complex - Limited Liability Company, RPK Svyazist LLC***
Location: ***the settlement of Petrovskoye, Priozersky district, Leningrad Oblast***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common shares held by this subsidiary: ***no share***
Basic areas of business of the company: provision of services in health centre and resort treatment and care
Meaning of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Full and abbreviated official name: ***NWT-Finance Limited Liability Company, NWT-Finance LLC***
Location: ***26 ul. B. Morskaya, office 422, St. Petersburg, 191186***
Mailing address: ***26 ul. B. Morskaya, office 422, St. Petersburg, 191186***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Transactions with securities, when this does not contradict the RF law.***

Full and abbreviated official name: ***Closed joint-stock company Svyaz Investment Company, CJSC Svyaz IC***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Mailing address: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,315 %***
Percentage of the Issuer's common stock held by the said subsidiary: ***0,049 %***
Basic areas of business of the company: ***Brokerage and dealership in the securities market***
Participation in organizing a secondary market of Issuer's securities

Full and abbreviated official name: ***Parma Paging Limited Liability Company, Parma Paging LLC***

Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Mailing address: ***45, ul Kirova, Syktyvkar, the Komi Republic, 167000***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Personal radio paging services***

Full and abbreviated official name: ***Artelecom Service Limited Liability Company, Artelecom Service LLC***
Location: ***the city of Arkhangelsk, Russian Federation***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***local telephone communication services, organization of hotel services and consumer services; sporting, health-improving, tourist and other services; organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.***
Meaning of the Company for the Issuer's business: ***The Issuer provides unified management of the communication network of the city of Arkhangelsk, there is a single centre for settlements with subscribers for communication services of the two networks.***

Full and abbreviated official name: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company, CJSC SPb CE***
Location: ***24, Bolshevikov pr., St. Petersburg, 193232, Russian Federation***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***54,38 %***
Percentage of Company's common stock held by the Issuer: ***54,38 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Further professional training of telecommunication specialists***
Meaning of the Company for the Issuer's business: ***The issuer maintains a high professional level of the employees with much lower expenses for further professional training***

Full and abbreviated official name: ***Novgorod Datacom Limited Liability Company, Novgorod Datacom LLC***
Location: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod, 174126***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Data transmission services; telematic services; Voice communication services of telematic voice data transmission services***
Meaning of the Company for the Issuer's business: ***cooperation in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Full and abbreviated official name: ***Novgorod Datacom Limited Liability Company, Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Data transmission services; telematic services; Voice communication services of telematic voice data transmission services***
Meaning of the Company for the Issuer's business: ***cooperation in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Full and abbreviated official name: ***KABELVIDEO Limited Liability Company, KABELVIDEO LLC***
Location: ***The city of Syktyvkar, Republic of Komi***
Mailing address: ***85, ul Kuratova, Syktyvkar, Komi Republic, 167610***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Organization of development and implementation of commercial telecasting network***

Full and abbreviated official name: ***Bona Limited Liability Company, Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Ground, on which the company is considered a subsidiary of the issuer:
Prevailing interest in the authorized capital of the company
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***No operation, under liquidation***

Full and abbreviated official name: ***Kolatelecom Open Joint-Stock Company, OJSC Kolatelecom***
Location: ***the city of Murmansk***
Ground, on which the company is considered a subsidiary of the issuer:
The Issuer may determine decisions made by the Company
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of Company's common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Services of long-distance and international communication via dedicated network; Leasing out of communication channels; Data transmission services; Telematic services; Services of broadcasting TV and sound programmes via a cable TV network***
Meaning of the Company for the Issuer's business: ***cooperation in the construction of a broadband cable TV network with a backward channel***

Full and abbreviated official name: ***Parma-Inform Limited Liability Company, Parma-Inform LLC***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Mailing address: ***45, ul Kirova, Syktyvkar, the Komi Republic, 167000***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of the Company's authorized capital
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of the Issuer's common stock held by the said subsidiary: ***no share***
Basic areas of business of the company: ***Computing services (telematic and data transmission services)***

Full and abbreviated official name: ***Commercial Television and Radio Closed Joint-Stock Company, Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of Company's common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: ***no share***
Basic areas of business of the company: ***No operation, under liquidation***

Full and abbreviated official name: ***Medexpress Insurance Closed Joint-Stock Company, Medexpress ICJSC***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares

Issuer's share in the authorized capital of the corporation: ***34.59 %***
Percentage of Company's common stock held by the Issuer: ***34,59 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: no share
Basic areas of business of the company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Meaning of the Company for the Issuer's business: ***insurance of the Issuer's employees***

Full and abbreviated official name: ***Parma Telecom Closed Joint-Stock Company, Parma Telecom CJSC***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Mailing address: ***10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***34,18 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: ***no share***
Basic areas of business of the company: ***Services of local, long-distance and international telephone communication via a public network in the territory of Komi Republic through organization of trunk-call offices***

Full and abbreviated official name: ***WestBaltTelecom Closed Joint-Stock Company, WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of Company's common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: ***no share***
Basic areas of business of the company: ***Provision of local, long-distance and international telephone communication services***
Meaning of the Company for the Issuer's business: ***cooperation in upgrade and development of telecommunications in Kaliningrad Oblast***

Full and abbreviated official name: ***Octagon Technologies Closed Joint-Stock Company, OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***26,4 %***
Percentage of Company's common stock held by the Issuer: ***26,4 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: ***no share***
Basic areas of business of the company: ***No operation, under liquidation***

Full and abbreviated official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company; CTJSC Dancell SPb***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Ground, on which the company is considered a dependent company of the issuer:
The issuer holds over 20% of voting shares
Issuer's share in the authorized capital of the corporation: ***23,65 %***
Percentage of Company's common stock held by the Issuer: ***23,65 %***
Share of the party in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the company: ***no share***
Basic areas of business of the company: ***No operation, under liquidation***

3.7. Composition, structure and value of issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of issuer's fixed assets burdening

3.7.1. Fixed Assets

As of 31.03.2005, roubles

No.	Group of fixed assets	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
1	Land plots and nature management sites	18 719 473		18 719 473
2	Buildings	4 684 743 382	-1 131 840 910	3 552 902 472
3	Communication lines	8 065 526 370	-4 282 886 082	3 782 640 288
4	Other facilities	729 349 998	-262 555 892	466 794 106
5	Transport facilities, except for social sphere	321 602 818	-167 611 208	153 991 610
6	Switchboards	6 923 682 337	-2 635 667 518	4 288 014 819
7	Other equipment of communication networks	7 826 119 150	-3 105 164 963	4 720 954 187
8	Computing and office facilities	1 082 418 929	-597 951 143	484 467 786
9	Other fixed assets, except for social sphere	1 672 707 109	-881 675 221	791 031 888
	TOTAL	**31 324 869 566**	**-13 065 352 937**	**18 259 516 629**

As of 31.12.2004, roubles

No.	Group of fixed assets	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
1	Land plots and nature management sites	19 643 485		19 643 485
2	Buildings	4 699 854 146	-1 123 370 356	3 576 483 790
3	Communication lines	8 059 277 953	-4 214 019 621	3 845 258 332
4	Other facilities	727 362 459	-257 611 080	469 751 379
5	Transport facilities, except for social sphere	298 246 833	-162 577 746	135 669 087
6	Switchboards	6 905 658 985	-2 494 048 315	4 411 610 670
7	Other equipment of communication networks	7 828 859 433	-2 957 431 139	4 871 428 294
8	Computing and office facilities	1 017 694 808	-522 542 333	495 152 475
9	Other fixed assets, except for social sphere	1 652 275 771	-850 148 579	802 127 192
	TOTAL	**31 208 873 873**	**-12 581 749 169**	**18 627 124 704**

ST. PETERSBURG TELEPHONE NETWORK, a branch of the public joint-stock company North-West Telecom

Date of re-evaluation: ***1.01.2000***

Full balance value of fixed assets prior to re-evaluation: ***6,880,458 thousand roubles.***

Residial (less wear) value of fixed assets prior to re-evaluation: ***4,106,628 thousand roubles.***

Full balance value of fixed assets taking into account re-evaluation: ***8,107,876 thousand roubles.***

Residial (less wear) value of fixed assets taking into account to re-evaluation: ***5,204,986 thousand roubles.***

Revaluation method: ***direct recalculation on the basis of the data confirmed by documents***

Explanations to the re-valuation method (including the valuation technique):

Evaluation of buildings and facilities was mainly carried out by the index method - using the indices of rise in prices of construction and installation in industrial engineering in the region as of December 1999.

The basic information for using the indices of rise in prices normally consists in data on the estimate value of facilities or on actually incurred expenses for their construction as included in the inventory list of fixed assets during commissioning. In the case of absence of the said information valuation was performed based on the functional purpose, construction volume or area of the site, using the standard values of the comparison unit cost in basic prices.

To determine the complete replacement value of the produced equipment, as well as other fixed assets, information on market prices for valuation objects or their functional analogues in the region as of December 1999 was used. If and when necessary, such information was adjusted for the existing differences between the valuation object and its functional analogues.

Name of the group of fixed assets	Full value prior to revaluation, thousand roubles	Residual (less depreciation) value prior to revaluation, thousand roubles	Date of revaluation	Full value after revaluation, thousand roubles	Residual (less depreciation) value after revaluation, thousand roubles
Land plots	2 930	1 749	1.01.2000	2 930	1 749
Buildings	931 157	555 765	1.01.2000	2 547 270	1 635 304
Facilities	2 099 294	1 252 972	1.01.2000	2 099 299	1 347 714
Machines and equipment	3 821 537	2 280 899	1.01.2000	3 433 677	2 204 362
Transport facilities	16 759	10 002	1.01.2000	16 326	10 482
Production and economic implements	8 710	5 199	1.01.2000	8 272	5 310
Other types of fixed assets	71	42	1.01.2000	102	65
Total:	**6 880 458**	**4 106 628**		**8 107 876**	**5 204 986**

On 31.10.2002, OJSC NWT was restructured in the form of takeover of the following companies:
NovgorodTelecom OJSC,
Electrosvyaz of Pskov oblast OJSC,
Electrosvyaz of the Republic of Karelia OJSC,
Electrosvyaz of Kaliningrad Oblast OJSC,
OJSC Cherepovetselectrosvyaz,
Electrosvyaz of Vologda Oblast OJSC,
OJSC Murmanelectrosvyaz,
Artelecom of Arkhangelsk oblast OJSC.

All assets and liabilities of the above companies had been transferred to OJSC NWT by the date of takeover, i.e. 31.10.2002, as to the successor of the companies, under an assignment statement valuated at their depreciated cost.

No fixed assets reassessment data for the merged companies is presented here due to the fact that the companies performed the reassessment before the takeover date when still functioning as independent legal entities. The Issuer has no reliable information as to the date of reassessment, or the full and depreciated cost of the fixed assets subject to the reassessment, as of the date of such reassessment.

Plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the Issuer and other fixed assets at the Issuer's discretion: ***none***

3.7.2. Value of Issuer's Real Estate

As of 31.03.2005, roubles

No.	Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
	Real estate in RF	9 857 182 344	270 075 351	10 127 257 695
	TOTAL	**9 857 182 344**	**270 075 351**	**10 127 257 695**

As of 31.12.2004, roubles

No.	Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
	Real estate in RF	10 949 205 336	-392 439 944	10 556 765 392
	TOTAL	**10 949 205 336**	**-392 439 944**	**10 556 765 392**

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and Loss

No.	*Index*	Unit of measurement	period					
			2000	2001	2002	2003	2004	1st quarter of the year 2005
1	Returns from sales of goods, products, works, services	thousand roubles	1 827 768	3 951 387	10 091 841	12 336 392	15 355 680	4 906 839
2	Sale profit	thousand roubles	579 494	1 237 444	2 648 472	2 852 668	3 093 697	1 191 598
3	Net profit (retained profit (uncovered loss))	thousand roubles	377 271	364 112	327 264	837 478	1 326 987	637 468
4	Working efficiency	thousand roubles/person	256,10	432,93	335,95	430,97	551,94	673,25
5	Capital productivity	%	30,99	64,49	92,14	92,45	82,44	123,36
6	Profitability of assets	%	4,91	4,48	2,19	4,75	5,23	2,37
7	Profitability of own capital	%	6,29	5,80	3,00	7,30	9,09	4,16
8	Profitability of products (sales)	%	31,50	30,29	26,24	23,12	20,15	24,28
9	The value of uncovered loss as of the date under report	thousand roubles	none	none	none	none	none	none
10	Ratio of uncovered loss as of date under report and balance currency	thousand roubles	none	none	none	none	none	none

The dynamics of the changes in the Company's business indices have been uneven, which is caused by the reorganization process that has been going on with the Company during the recent years. Thus, for the years 1999-2001 data for PTN are given, while for the years 2002, 2003, 2004 and the 1st quarter of 2005 consolidated data for the entire Company are presented (including the Petersburg Telephone Network and all affiliated branches). Besides, the structure of the Profit and Loss Report for the year 2000 was formed without taking into account the proceeds gained by OJSC MMT and OJSC Telegraph before the affiliation with OJSC PTN (the affiliation took place in the last days of December 2000), which entailed a drastic increase in the indices of the proceeds and gross profit (it more than doubled) in 2001 as compared to 2000. Starting from 1st October 2004, after the completion of the procedure of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi joining the Company, the profit and loss report has been made up taking into account the said communication operators.

In 2002 serious changes took place in the Company's accounting policy as compared to the accounting policy of the base and affiliated organizations that was applied in the year 2001. These changes were aimed at ensuring a more reliable presentation of the facts of business activities and at compliance of the accounts and reports with the international standards. Among other things, these changes include the formation of the doubtful debt reserve in 2002, which influenced very much the formation of the final financial result of Company's operation.

The summary amount of expenses for creating the reserve from current profit was 792 MIO roubles in 2002. 129 MIO roubles of accounts receivable were written off using the created reserve. 103 MIO roubles out of them were written off in respect of the debt of privileged categories of citizens.

Thus, the doubtful debt reserve as of 01.01.2003 was 663 million roubles.

It should be emphasized that the Company had to both create a reserve for the accounts receivable of the year 2002 and "to take upon itself the blow" of the doubtful debts that arose in 2001 and 2000. According to the accounting data, if the doubtful debt reserve was formed in 2000 and 2001 in respect of accounts receivable as of 01.01.2001 and 01.01.2002, the amount of expenses through the current profit of 2002 for creating a doubtful debt reserve would be 144,000,000 roubles, not 792,000,000 roubles.

Thus, taking into account the analytical formation of the doubtful debt reserve, i.e. a breakdown of expenses by the periods, in which the debts arose, the net profit of the company for 2002 would amount to 975,000,000 roubles, not 327,000,000 roubles.

Besides the factor of the Company's structural reorganization, the growth of the Company's proceeds is mainly influenced by the stage-by-stage increase of the rates for regulated communication services during the recent years.

Factors of changes in the volume of proceeds by basic types of services , in %%

No.	Factors	Degree of influence on the change of the amount of proceeds from the principal business, %				
		2000	2001	2002	2003	2004
1.	**Change of the rates for communication services, including:**	**65,0%**	**4,0%**	**4,5%**	**27,3%**	**-1,1%**
1.1.	*change in the average subscriber fee for a local telephone connection*	*65,0%*	*4,0%*	*5,1%*	*38,1%*	*37,5%*
1.2.	*change in the price of a minute of outbound long-distance and international connections*	-	-	*-0,6%*	*-10,8%*	*-38,6%*
2.	**Change of the volume of provided services, including:**	**4,6%**	**1.3%**	**65,6%**	**27,8%**	**55,4%**
2.1.	*change in the number of users of the local telephone connection service (City Telephone Network and Rural Telephone Network)*	*4,6%*	*1,3%*	*24,8%*	*5,0%*	*6,5%*
2.2.	*change in the number of outgoing long-distance and international connections*	-	-	*40,8%*	*22,8%*	*48,9%*
3.	Other factors	**30,4%**	**94,7%**	**29,9%**	**44,9%**	**45,7%**

* the degree of influence is deemed to mean here the share of the factor in the aggregate change of the total proceeds.

Rates change trends for the basic services of the PTN branch

Month and year of commissioning	Monthly subscriber fee, roubles			Installation fee, roubles			Note
		office			office		
	flat individual	state budget	self-supporting	flat individual	state budget	self-supporting	
August 2000	47,62	95	145	1210	2470	3770	For flat, including 20% VAT
Growth rate, %	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	
March 2001	70	145	145	1500	2700	4000	For flat, including 20% VAT
Growth rate, %	*147,00*	*152,63*	*100,00*	*123,97*	*109,31*	*106,10*	
November 2001	70	145	145	3000	6000	6000	For flat, including 20%

							VAT
Growth rate, %	*100,00*	*100,00*	*100,00*	*200,00*	*222,22*	*150,00*	
January 2000	85	145	145	3000	6000	6000	For flat, including 20% VAT
Growth rate, %	*121,43*	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	
September 2002	100	170	170	3000	6000	6000	For flat, including 20% VAT
Growth rate, %	*117,65*	*117,24*	*117,24*	*100,00*	*100,00*	*100,00*	
July 2003	130	195	195	3000	6000	6000	For flat, including 20% VAT
Growth rate, %	*130,00*	*114,71*	*114,71*	*100,00*	*100,00*	*100,00*	
January 2004	130	195	195	3000	6000	6000	For flat, including 18% VAT
Growth rate, %	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	
October 2004	170	250	250	3000	6000	6000	For flat, including 18% VAT
Growth rate, %	*130,77*	*128,21*	*128,21*	*100,00*	*100,00*	*100,00*	

4.2. Issuer's liquidity

Index	2 000	2001	2 002	2003	2004	1st quarter of the year 2005
Own circulating assets, thousand roubles	-415 241	-514 002	-1 430 186	-4 445 960	-7 388 685	-7 195 729
Financial dependence ratio	0,28	0,29	0,37	0,61	0,73	0,76
Own assets autonomy ratio	0,78	0,77	0,73	0,62	0,58	0,57
Availability of own current assets	-4,3	-5,0	-3,9	-10,3	-14,2	-14,5
Fixed asset index	1,07	1,08	1,13	1,39	1,50	1,47
Current liquidity factor	2,04	1,43	1,00	0,65	0,53	0,82
Rapid liquidity ratio	1,76	1,16	0,70	0,38	0,27	0,59

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that capital investment of the Company is partially financed from borrowed funds.

The financial dependence factor shows the amount of attracted funds per rouble of own capital. The percentage of borrowed capital in the structure of Company's liabilities was constantly growing in 1999-2004. A considerable growth of liabilities in 2003 was caused by the floatation of the 3 years period bonded loan worth of 1.5 billion roubles, which made it possible for the Company to restructure the accrued debt and to increase the volume of investment in the fixed capital. In the 1st quarter of 2005 the trend of the company's debt growth continued and amounted to 76% of own capital, which is accounted for by the floatation of the 3rd bonded loan for 3.0 billion roubles in March 2005. It should be noted that the debt-and-own capital ratio remains lower than the critical value of 80%, which indicates that the Company's financial stability is quite high.

The asset equity ratio shows the equity share in the assets, its minimum rated value being 0.5 to 0.6. The ratio value complies the rated requirements, which describes the financial independence from creditors as high.

As the non-current assets of the company are partially financed from borrowed funds, the availability index of own circulating funds for reserves is negative.

The fixed assets index for the analyzed period is higher than the recommended value (0.9), while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2. In 2001-2004 the liquidity level was decreasing. As of 01.01.2005 the level of the liquidity ratio decreased to 0.53, which is lower than recommended minimum value. The cause of the drop consists in the increase of the share of current liabilities with retaining of the share of circulating assets in the balance structure in 2003 and 2004.

The basic factors that influenced the growth of current liabilities in 2003 and 2004 include:

revaluation of the debt to Vneshekonombank (Foreign Economic Bank);

transfer of the debt under the first issue bonds from long-term liabilities to short-term liabilities;

growth of the debt to suppliers

In 2004 the Company introduced a treasury system (for a centralized management of the enterprise's financial flows), using which it managed to improve the efficiency of using the monetary funds, to cut down the balances on the branches' accounts and to optimize the work with borrowings. Thus, the Company's liquidity is maintained not by balances on settlement accounts, but rather by availability of banks' opened quotas for current business funding, which is much more favorable for the Company. As of this day, the amount of confirmed quotas enables funding of the required monthly expenses.

It is planned to reduce the share of short-term liabilities in the balance sheet structure in 2005 and, as a consequence, to improve the liquidity ratios as a result of the policy of debt liabilities restructuring pursued by the Company and reducing the cost of servicing them through the following measures:

In the 1st quarter of 2005 the 3rd bonded loan with the total volume of 3.0 billion roubles was issued with the redemption period of 3 to 6 years.

obtaining credit resources from banks for long periods (3 to 5 years);

repayment of all short-term credits of trading banks through the funds obtained from the floatation of the bonded loan.

In the 1st quarter of 2005 the liquidity ration increased by 55% amounting 0.82.

The development of the rapid liquidity ratio depends on the same factors that influence current liquidity.

The ratio analysis proves the Company's financial standing to be stable. The actions taken enabled a considerable improvement in liquidity in the 1st quarter of 2005. The Company's solvency is maintained at a high level, which is proved by the absence of overdue credit and loan debts and avoided delays of current payments.

4.3. Amount, structure and sufficiency of issuer's capital and circulating funds

4.3.1. Amount and structure of issuer's capital and circulating funds

Amount of own capital, thousand roubles

Index	2 000	2001	2 002	2003	2004	1st quarter of the year 2005
Authorized capital	587 498	587 498	937 940	937 940	1 131 415	1 131 415
Additional capital	4 975 890	4 966 187	6 941 473	6 859 040	8 126 713	8 119 493
Capital reserves	4 610	23 474	29 375	46 897	46 897	46 897
Retained Net Profit (Uncovered Loss)	432 747	702 014	2 964 896	3 477 942	5 299 818	5 944 419
Total amount of capital	**6 000 745**	**6 279 173**	**10 873 684**	**11 321 819**	**14 604 843**	**15 242 224**

Structure of Own Capital, %

Index	2 000	2001	○ 2 002	2003	2004	1st quarter of the year 2005
Authorized capital	9,8%	9,4%	8,6%	8,3%	7,7%	7,4%

Additional capital	82,9%	79,1%	63,8%	60,6%	55,6%	53,3%
Capital reserves	0,1%	0,4%	0,3%	0,4%	0,3%	0,3%
Retained Net Profit (Uncovered Loss)	7,2%	11,2%	27,3%	30,7%	36,3%	39,0%
Total amount of capital	**100,0%**	**100,0%**	**100,0%**	**100,0%**	**100,0%**	**100,0%**

For the five recent years, own capital of the Company was continiously growing. The average growth rate having made:

4.1% - 4.6% in 2001 and 2003;

29.0% in 2004;

70% and 73% in 2000 and 2002.

The considerable growth in 2000, 2002 and 2004 is accounted for by the affiliation of other fixed communication operators with the Company in the said years.

The share of own capital in the assets of the Company decreased in 2001-2004: from 78% as of 01.01.2001 to 58% as of the start of 2005, in the 1st quarter of 2005 it decreased to 57%. Therefore, the amount of the own capital is sufficient to ensure the required level of financial independence from creditors.

In the period under analysis, the portion of retained profit grew drastically in the structure of own capital: from 7.2% in 2000 to 39.0% as of 01.04.2005. This change is related to the fact that up to 80% of the Company's net profit is invested back in business – in the fixed assets and other assets.

The amount of the reserve as from 01.01.2004 complies with the level required by the Federal Law on Joint-Stock Companies, i.e. 5% of the authorized capital.

Amount of circulating assets, thousand roubles

Index	2 000	2001	2 002	2003	2004	1st quarter 2005
Stock	96 207	103 041	365 152	432 790	520 116	496 657
Value added tax on acquired values	75 269	143 809	407 099	615 000	1 110 785	758 215
Accounts receivable (expected in over 12 months after the reporting date)	92 177	37	13 169	31 847	64 588	60 518
Accounts receivable (expected within 12 months after the reporting date)	858 466	967 321	1 479 794	1 162 887	1 394 170	1 679 229
Short-term financial investments	86 630	5 836	4 913	14 841	15 689	1 214 849
Monetary funds	151 256	107 577	346 880	279 988	239 782	270 205
Other current assets	0	0	0	507	319	2 430
Total amount of circulating assets	**1 360 005**	**1 327 621**	**2 617 007**	**2 537 860**	**3 345 449**	**4 482 103**

Structure of circulating assets, thousand roubles

Index	2 000	2001	2 002	2003	2004	1st quarter of the year 2005
Stock	7,1%	7,8%	14,0%	17,1%	15,5%	11,1%
Value added tax on acquired values	5,5%	10,8%	15,6%	24,2%	33,2%	16,9%
Accounts receivable (expected in over 12 months after the reporting date)	6,8%	0,0%	0,5%	1,3%	1,9%	1,4%
Accounts receivable (expected within 12 months after the reporting date)	63,1%	72,9%	56,5%	45,8%	41,7%	37,5%
Short-term financial investments	6,4%	0,4%	0,2%	0,6%	0,5%	27,1%
Monetary funds	11,1%	8,1%	13,3%	11,0%	7,2%	6,0%
Other current assets	0,0%	0,0%	0,0%	0,0%	0,0%	0,1%
Total amount of circulating assets	**100%**	**100%**	**100%**	**100%**	**100,0%**	**100,0%**

The dynamics of the Company's circulating assets in the period under analysis were determined by the organizational changes that took place and by the industry-specific business features. A noticeable increase in 2000 (136%,) in 2002 (97%) and in 2004 (32%) is attributable to the takeover by the Company of other fixed communication operators in these years (OJSC MMT and OJSC SPT in 2000, the North-Western Region operators, in 2002, and OJSC Lensvyaz and OJSC Svyaz of the Komi Republic in 2004).

The high capital coefficient of communication services being a specific feature of the industry, the share of circulating assets in the overall assets is insignificant: in 2000-2002 it fluctuated between 16% and 18%. In 2003 the amount of circulating assets decreased by 3%, while the portion in the aggregate assets decreased by 4%, amounting to 14%. In spite of the fact that in 2004 the amount of current assets increased by 32%, their share decreased by another 1% to 13%. In the 1st quarter of 2005, the circulating assets increased by 34% against the beginning of the year, their portion in the overall assets increased by 4% making 17%.

Accounts receivable predominate in the circulating assets structure, which is also related to specific features of the industry. The Company's circulating assets policy is primarily aimed at lower accounts receivable, their higher quality (reduction of the overdue debt portion), and higher turnover rate. In the period under analysis the portion of accounts receivable in the circulating assets decreased from 81% as of 01.01.2000 to 44% as of 01.01.2005, the portion of long-term accounts receivable not exceeding 1.9%. The portion of stock in the current assets grew in 2001-2003 (from 7.1% to 17.1%), however, in the year 2004 and the 1st quarter of 2005 it has decreased by 1.5% and 4.5% respectively. The amount of monetary funds was maintained at a level sufficient to fulfil the current liabilities of the Company, while the share of monetary funds in the current assets was within 8%-13%. In the year 2004 and the 1st quarter of 2005 this ratio was 7% and 6% respectively.

4.3.2. Issuer's capital and circulating assets adequacy

The Company's short-term liabilities as of 01.04.2005 were 5,440,803 thousand roubles and amounted to 35.7% of the own capital, that is, the value of the own capital is sufficient for fulfilling short-term liabilities.

The amount of the Company's average daily operating debt service expenses (per cent of payment, line 070 of form 2) for the 1st quarter of 2005 was 3,823.09 thousand roubles. The amount of circulating assets (as of 01.04.2005 – 4,482,103 thousand roubles) is sufficient for covering expenses for payment for interest (185,151 thousand roubles), planned in the 2nd quarter.

4.3.3. Monetary funds

2nd quarter of the year 2005

The Company's monetary funds requirement as of the 2nd quarter of 2005 is 7,247,423 thousand roubles.

Monetary funds are expected to be received from the following sources:

- ***receipt of funds from operating activities (provision of communication services) -5,631,394 thousand roubles;***
- ***receipt of funds from investment activities (use of non-current assets) – 111,772 thousand roubles;***
- ***external funding (receipt of credits and loans) – 1,504,257 thousand roubles.***

External borrowing is required for the funding of Company's investment programme and for re-payment of earlier obtained bank loans.

Within the amount of external borrowing, receipt of short-term credits worth of 400,000 thousand roubles, long-term borrowing worth of 1,160,000 thousand roubles is planned.

2005

The Company's monetary funds requirement for the year 2005 is 31,311,411 thousand roubles.

Monetary funds are expected to be received from the following sources:

- ***receipt of funds from operating activities (provision of communication services) – 23,325,114 thousand roubles;***
- ***receipt of funds from investment activities (use of non-current assets) – 175,779 thousand roubles;***
- ***external funding (receipt of credits and loans) – 7,807,893 thousand roubles.***

Factors that may affect the Issuer's need for cash funds, and prospects of obtaining them:

To attract a sufficient scope of investment resources, the Issuer uses and intends to use bank credits (short-term and long-term), and a bonded debt.

Considering the Issuer's plans to expand its business (increased amount of capital investment), and, as a result, a higher amount of investment through borrowed funds, a setting of credit limits (risk limits for the Issuer) has currently been agreed with commercial banks. The amount of such set limits is equivalent to 4.48 billion roubles.

In addition to bank crediting, the Company's stable financial standing enables it to borrow necessary funds on financial markets both in and outside of Russia with the aid of other instruments, such as: Credit Linked Notes (CLN), promissory note programs, etc. The scope and instruments of fund borrowing by the Company are selected subject to the opportunities currently existing on any particular borrowing market segment.

As of the end of the reporting period, no balance of distrained bank accounts was recorded for the Issuer.

As of the end of the reporting period, the Issuer had no accounts payable as recorded on bank files.

4.3.4. Issuer's Financial Investment

Amount of long-term financial investment of the issuer as of the end of the last quarter under report: ***233,670 thousand roubles***

The list of long-term financial investment of the Issuer making at least 10 per cent of the entire long-term financial investment of the issuer as of the end date of the last quarter under report:

Investments in issued securities:

Type, category and form of securities: ***common registered non-documentary shares***
Full official name of the securities issuer: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name of the securities issuer: ***OJSC Telecominvest***
Location: ***24, ul. B. Morskaya, St. Petersburg, 191186***
Data on issues of securities of this category (type) held by the issuer:

Date of issue registration by the state	State registration number of the issue	Authority of state registration of the issue
30.09.2004 *	1-01-00040-D	Regional Division of the Federal Commission for the Securities Market in the North-Western Federal District

**** - on the basis of Instruction No. 2785 of the Regional Division of the Federal Commission for the Securities Market in the North-Western Federal District dated 30th September, 2004, the State Reg. Nos. of the securities issues were cancelled, and a new State Reg. No. was assigned in accordance with the requirements of the Procedure of Assignment of State Registration Numbers to Securities Issues (Notice No. 559 of the Regional Division of the Federal Commission for the Securities Market in the North-Western Federal District dated 30.09.2004 on assignment of state registration numbers to securities issues).***

Number of securities owned by the Issuer: ***2 449 990***
Total face value of the securities owned by the Issuer: ***24,499,900 roubles***
Total balance value of financial investment: ***24,499,900 roubles***

Data on income yielded by the securities:
No dividend on common registered non-documentary shares has accrued or has been paid.
Information of reserves created for devaluation of the securities:
No reserves for deprecation of the securities have been created.

Information on the amount of potential losses related to bankruptcy of the issuer of the securities of this type and category (the party obliged under the securities):
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value - 24,499,900 roubles.

Financial investment in non-issue securities: ***none***

Other financial investments:
Full and abbreviated official name: ***Artelecom Service Limited Liability Company, Artelecom Service LLC (this company is a subsidiary of the Issuer)***
Location: ***the city of Arkhangelsk, Russian Federation***
Tax-payer's identification No.: ***2901005600***
Amount of investment in per cent of the authorized capital: ***77 %***
Amount of investment in monetary terms: ***62,052 thousand roubles***

Information on the amount of potential losses related to bankruptcy of the said company:
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value 62,052 thousand roubles.
Amount of income from the financial investment object or the procedure of its determining, payment period:
The Issuer has no income from this financial investment

Issuer's assets placed on deposit or other accounts in banks or other crediting organizations whose licenses have been suspended or revoked, or where a ruling exists as to their restructuring or winding up, or bankruptcy procedure initiation, or on recognizing such organizations as insolvent (bankrupts): none.

The amount of potential losses from financial investments as recorded in the Issuer's accounts in the period from the beginning of the reporting year till the end of the reporting quarter is, in the Issuer's opinion, limited by the book value of the assets.

The accounting standards (rules) in compliance with which the Issuer made the calculations shown in this clause:

The calculations shown in this clause were made in compliance with the standards set in Order No. 126n "Approval of PBU (Accounting Rules) No. 19/02 "Accounting of Financial Investment"" dated December 10, 2002.

4.3.5. Issuer's Intangible Assets

thousand roubles

Date	Intangible assets group	Full value	Value of charged depreciation
as of 31.12.1999	Rights of software and base users	11 247.00	-4 770.00
	Other intangible assets (housing)	31 382.00	0.00
Total		**42 629.00**	**-4 770.00**
as of 31.12.2000	Rights of software and base users	40 940,00	- 8 867,00
	Other intangible assets (housing)	4 028,00	
Total		**44 968,00**	**- 8 867,00**
as of 31.12.2001	Rights of software and base users	50 224,00	- 9 988,00
	Other intangible assets	3 617,00	- 1 919,00
Total		**53 841,00**	**- 11 907,00**
as of 31.12.2002	Rights of software and base users	324,00	-214,00
	Trademarks	6,00	-1,00
Total		**330,00**	**-215,00**
as of 31.12.2003	Trademarks	6	-2
	Rights of software and base users	324	-318
Total		**330,00**	**-320,00**
as of 31.12.2004	Trademarks	83	-7,2
	Rights of software and base users	528	-146

Total		611	-153
as of 31.03.2005	Trademarks	83	9
Total		**83**	**9,00**

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

Accounting standard(s) rules, in compliance with which the Issuer presents information on its intangible assets:

Intangible assets are recorded in compliance with the accounting provisions "Accounting of Intangible Assets" PBU 14/2000, approved by the Order of the RF Ministry of Finance of 16.10.2000 No. 91n.

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Issuer's policy in the field of scientific and technical development:

Data on the Issuer's expenses for R & D financed from its own funds, thousand roubles:

2000: 3 791
2001: 40 696
2002: 35 555*
2003: 0
2004: 0

* - merged companies taken into account (OJSC NWT was reorganized on the October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia.. The audited accounts and reports of OJSC NWT for the year 2002 include the data of the affiliated organizations, starting from November 1, 2002).

Information on legal protection of principal items of intangible property as established and obtained by the Issuer:

1. Certificate for the trade mark (service mark) No. 207969
Title Holder: OJSC NWT
Registered in the RF State Register of Trade Marks and Service Marks on April 28, 2004
The term of registration will expire on November 13, 2013.

4.5. Analysis of the development trends in the field of the Issuer's principal activity

For many years, the Russian communication industry has been showing positive business trends. Growing demand for communication services, and growing scopes of services provided have been recorded. Against the background of economic growth in all segments of the communication services market, the industry's investment activity is increasing.

In the 1st half of 2003, the process of restructuring of telecommunication operators affiliated with OJSC Svyazinvest was finalized. As a result, 7 interregional communication operators were established that are comparable to Eastern Europe's fixed communication operators by several parameters. The finalization of the legal procedure of OJSC Svyazinvest companies restructuring was the initial phase of the reform in the telecommunication sector. Currently, corporate restructuring of the united communication companies is underway. Main trends in the communication industry for the next few years:

- *switchover to the time-based rating of local outgoing calls,*
- *drastic improvement of the tariff policy,*
- *enhancement of the technical level of public telephone networks.*

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services. The OJSC Svyazinvest holding, RF Ministry of Information Technology and Communication, and the Federal Antitrust Service jointly work to revise the tariff policy.

The investment policy of interregional telecommunication companies shows a trend of saving large amounts of capital investment in public telephone and data transmission network expansion and updating, which is intended to reduce the telephone installation waiting lists and to improve the network digitization level.

According to analysts, on the average, Russian interregional communication companies cost 35 to 40 percent lower than similar companies on developing markets in terms of the company value-to-sales ratio (EV/S). Due to this, a leading growth of Russian telecommunication companies is forecast compared to similar foreign operators, which is attributable to their lower current market valuation.

The Issuer's business development is in line with the industry's overall trends.

Forecast of a possible change of the situation

The communication industry development corresponds to the general positive trends in the Russian economy. Besides, the industry has been steadily growing over the recent several years: novel technologies and new services are emerging, and demand for communication services is growing. The Issuer's business is also aimed at providing the full range of telecommunication services to a broad group of users.

Factors and conditions influencing the Issuer's business and its results:

The main risk factors considered by the Company in pursuing its business are:

1) On January 1, 2004, the new Federal Law on Communication came into effect, which establishes the legal basis for Russian communication industry's activity, and determines the industrial status of governmental bodies. The law may increase the extent of the Company business regulation, and until its appropriate by-law regulations are adopted, a period of contradictions and uncertainty related to interpretations of the law by regulatory bodies is inevitable.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

2) The ongoing processes of alternative telecommunication companies integration into large international holdings.

Forecast for the duration of the above factors and conditions:

It is difficult to forecast the duration of the principal adverse factors, as it is impossible to forecast the lifetime of the basic law regulating the telecommunication business. The alternative operators integration process is very dynamic and will last for another several years.

Actions taken and intended to be taken by the Issuer in the future for efficient use of these factors and conditions:

The key competitive advantages will be used.

Material events/factors that may most adversely affect the Issuer's ability to achieve similar or higher results in the future as compared to the results obtained in the last reporting period:

In the future, the main adverse effects should be expected from aggravating competition, especially by operators using the IP telephony technology enabling one to provide services at lower price rates, which reduces the traffic for traditional operators and, accordingly, has an adverse effect on their earning trends.

Probability of occurrence of such events (factors): ***The probability of serious competition on the side of operators using the IP-telephony technology is very high, since they are aggressively penetrating into all the regional markets.***

Material events/factors that may improve the Issuer's business results: ***The overall growth of Russia's economy and increase of the communication industry's segment in GDP are favorable for the Company's business.***

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. Data on the Structure and Terms of Reference of the Issuer's Management Bodies

Under articles 12, 13, 14 and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders is the supreme management body of the company.

The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

General Manager is the one-person executive body managing the current operation of the Company.

Terms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association (paragraph 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, when the decision is taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

3) liquidation of the Company, appointment of the liquidation committee and approval of the intermediate and final balance sheets, when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) determining the number, face value and category of stated shares of the Company and the rights granted by those shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the authorized capital of the Company by floating extra shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) reducing the Company's authorized capital by reducing the face value of shares, through the Company acquiring a part of shares for the purpose of reducing their total number, as well as by retiring shares acquired or redeemed by the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

12) approving the auditor of the Company, the decision being taken by the majority of votes of the

shareholders holding the voting shares and taking part in the meeting;

13) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

14) determining the procedure of holding the general meeting of the shareholders of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

15) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly any property, the value of which is more than 50% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

20) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, making more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) taking a decision on transferring the powers of the one-person executive body of the Company to a managing organization or to a manager, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association (Charter).

The general meeting of shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of the Articles of Association (Charter) exclusively when introduced by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (paragraph 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association (Charter), except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) control over the use of internal control procedures;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations and through investing extra contributions to the authorized capitals of such organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw on the issues of disclosing information on the Company;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association;

41) approving the Code of Corporate Behaviour of the Company.

Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

Items other than those listed in paragraph 13.6 of the Articles of Association and classified in the frame of reference of the Board of Directors by the Federal Law "Joint-Stock Companies" and by these Articles of Association shall be passed by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to their Articles of Association (paragraph 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) developing and approving internal control procedures;

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company.

17) Approving the organizational structure of the Company, including the basic functions.

The terms of reference of the one-person executive body include the following issues (article 15 of the Issuer's Article of Association):

The General Manager shall take decisions on issues that are not included by the Articles of Association in the terms of reference of the general meeting of the shareholders, the Board of Directors and the Management Board of the Company.

The General Manager acts as the Chairperson of the Management Board.

The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an issuer's bylaw establishing the rules of issuer's corporate behaviour:

By the decision of the Board of Directors of the North-West Telecom Open Joint-Stock Company of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC NWT (Appendix 1) was approved.

Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:

http://www.nwtelecom.ru/pubsas/test--DC56A1C75A46A890B1D77FDE96BAE3/index.html

5.2. Information on members of the Issuer's management bodies

Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Education: ***Higher***

Members of the Board of Directors:
1) Valery Nikolayevich Yashin
Year of birth: ***1941***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***1997 - 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***Member of the Supervisory Board***

Period: ***1998 – till now***
Organization: ***St. Petersburg Payphones Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Chairman of the Management Board***

Period: ***2000 - 2003***
Organization: ***Mobile Telecommunications Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Chairperson of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Electrosvyaz of Moscow Oblast Open Joint-Stock Company (since 2001 – Central Telecommunication Company – Open Joint-Stock Company)***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2004***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electricheskaya Svyaz of Oryol Oblast Open Join-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications***
Position: ***member of the Management Board***

Period: ***2003 – till now***
Organization: ***FC-Zenith Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Share of the party in the Issuer's authorized capital: ***0,143149 %***
Percentage of issuer's common stock held by the said party: ***0,089292 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***National Association of Stock Market Members***
Position: ***Deputy Chairperson of the Executive Council***

Period: ***2000 - 2001***
Organization: ***Smolensksvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2001***
Organization: ***Kirovsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2001***
Organization: ***Saratovenergo Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***National Association of Independent Directors***
Position: ***Chairman of the Management Board***

Period: ***2002 – till now***
Organization: ***Association for Investors' Rights Protection***
Position: ***Director***

Period: ***2002 – till now***
Organization: ***Central Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Ivan Ivanovich Rodionov
Year of birth: ***1953***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 – till now***
Organization: ***Representative office, AIG-Brunswick Capital Management Limited Company***
Position: ***Managing Director***

Period: ***1998 – till now***
Organization: ***IBS Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: *Artelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Percentage of issuer's common stock held by the party: *no share*
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

4) Dmitry Vladimirovich Levkovsky
Year of birth: *1965*
Education: *Higher*

Posts for the recent 5 years:
Period: *1995 – till now*
Organization: *"NCH Advisors, Inc"*
Position: *Vice-President*

Period: *2000 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Uralsvyazinform Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Percentage of issuer's common stock held by the party: *no share*
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

5) Sergey Alexandrovich Orlov
Year of birth: *1962*
Education: *Higher*

Posts for the recent 5 years:
Period: *1999-2001*
Organization: *Ministry of Foreign Affairs of Russia*
Position: *First Secretary*

Period: *2001-2001*

Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *Deputy Director of the Department for International Cooperation*

Period: *2001 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *Chief Executive – Director of the International Cooperation Department*

Period: *2002-2002*
Organization: *UdmurtTelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002-2002*
Organization: *Electrosvyaz Open Joint-Stock Company in Volgograd*
Position: *member of the Board of Directors*

Period: *2002-2002*
Organization: *Svyazinform of Chuvash Republic Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Percentage of issuer's common stock held by the party: *no share*
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

6) Irina Mikhailovna Ragozina
Year of birth: *1950*
Education: *Higher*

Posts for the recent 5 years:
Period: *1996 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: *member of the Board of Directors*

Period: *1998 - 2001*
Organization: *Kamchatsvyazinform Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 - 2002*
Organization: *Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1999 - 2000*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1999 – till now*

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Corporate Governance Department Director***

Period: ***2000 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

7) Alexandr Alexandrovich Gogol
Year of birth: ***1946***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Rector***

Period: ***1999 - 2003***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***

Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

8) Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Chairperson of the State Examination Board and of the State Certification Board***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***

Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager -- Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***

Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

9) Dmitry Georgiyevich Yefimov
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1993 – till now***
Organization: ***Association for Investors' Rights Protection***
Position: ***Head of the Corporate Management Department***

Period: ***1999 - 2002***
Organization: ***Self-controlled organization "National Association of Stock Market Members"***
Position: ***chief specialist***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***

Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

10) Stanislav Nikolayevich Panchenko
Year of birth: ***1945***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***1998 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***1999 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***member of the Board of Directors***

Period: ***1999 - 2004***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Saint Petersburg Telegraph Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Moscow Long-Distance International Telephone Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Vladimir Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Lipetskelectrosvyaz Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Nizhegorodsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Stavropol Krai***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Rostov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Dagsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Voronezhsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Electrosvyaz of Vladimir Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors, Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

11) Oxana Valeryevna Petrova
Year of birth: ***1973***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – 1999***
Organization: ***Ministry of Russian Federation for Antimonopoly Policy and Support of Business***
Position: ***state position of the Leading Specialist***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Leading Specialist, Chief Specialist, Deputy Head of the Division - Corporate Management Department***

Period: ***2000-2001***

Organization: *Electrosvyaz of Moscow Oblast Open Joint-Stock Company*
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Central Telecommunications Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000-2002***
Organization: ***Chelyabinsksvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001-2002***
Organization: ***Electrosvyaz of Kostroma Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001-2002***
Organization: ***Electrosvyaz of Tver Oblast Open Join-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Issuer's Collegiate executive management body

1) Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***

Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Chairperson of the State Examination Board and of the State Certification Board***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***

Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2002- 2003*
Organization: *Giprosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *RTDC Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Kaliningrad Mobile Networks Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Vologda Cellular Communication Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2003- 2004*
Organization: *OK GROS Limited Liability Company*
Position: *Vice-President*

Period: *2004 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Sky Link Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004 – till now*
Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004 – till now*
Organization: *Moscow Cellular Communication Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Manager, Chairperson of the Management Board*

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***

Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) Nikolay Gennadyevich Bredkov
Year of birth: *1953*
Education: *Higher*

Posts for the recent 5 years:
Period: *1999 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate*

Period: *2000 - 2002*
Organization: *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *Artelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Electrosvyaz of Vologda Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Cherepovetsectrosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager*

Period: *2002 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2002 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager - Corporate Governance Manager*

Period: *2003 - 2004*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 - 2004*
Organization: *WestBaltTelecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Vologda Cellular Communication*
Position: *member of the Board of Directors*

Period: *2003 - 2004*

Organization: ***Tele-Nord Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 - 2004***
Organization: ***TD-Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Artelecom Service Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 - 2004***
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***0,003288 %***
Percentage of issuer's common stock held by the said party: ***0,002996 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Maya Mikhailovna Semchenko
Year of birth: ***1967***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chief Accountant, Financial Manager***

Period: ***2000 - 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Chief Accountant, Accounting Board Manager***

Period: ***2000 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***member of the Management Board***

Period: ***2001 - 2003***
Organization: ***The St. Petersburg Bank of Reconstruction and Development Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***

Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

4) Elena Vladimirovna Umnova
Year of birth: ***1954***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Deputy Branch Manager in Voronezh***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Finance Department Manager***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2004 – till now***
Organization: ***Central Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5) Oleg Viktorovich Popov
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***VTN Agency Closed Joint-Stock Company***
Position: ***Manager of the Integrated Projects Department***

Period: ***2001 - 2003***
Organization: ***Petersburg Vneshtrans Open Joint-Stock Company***
Position: ***Manager in charge of marketing***

Period: ***2003 - 2004***
Organization: ***Ford Motor Company - Closed Joint-Stock Company***
Position: ***Manager of the Logistics and Customs Clearance Department***

Period: ***2004 – till now***

Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Commercial Manager***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

6) Oleg Anatolyevich Semanov
Year of birth: ***1967***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Communication Network Operation and Operational Technical Management Director***

Period: ***2002 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy Regional Operation Director of the Artelecom of Arkhangelsk Oblast Branch of the North-West Telecom Open Joint-Stock Company***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Strategic Development and Technical Policy Manager***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***0,002107 %***
Percentage of issuer's common stock held by the party: ***0,002209 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

7) Grigory Borisovich Chernyak
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***member of the Management Board***

Period: ***1994 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***General Issues Manager***

Period: ***2001 - 2004***
Organization: ***U Krasnogo Mosta Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Zenith Football Club Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of General Issues***

Period: ***2002 - 2004***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Property Management Director***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Issues Manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications Nonprofit Partnership***
Position: ***member of the Board of the Partnership***

Period: ***2003 – till now***
Organization: ***Neva Kabel Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Traffic safety Foundation "OBDD-Neva" Nonprofit Partnership***
Position: ***member of the Board of Promoters***

Period: ***2004 – till now***
Organization: ***RSU-Telecom Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RPC Svyazist Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 - 2004***
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***0,033196 %***
Percentage of issuer's common stock held by the said party: ***0,034753 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***

Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

8) Vladimir Ivanovich Shumeiko
Year of birth: ***1956***

Posts for the recent 5 years:
Period: ***1999 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***First Deputy General Manager***

Period: ***2002 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy Regional Manager of the Branch Electrosvyaz of the Republic of Karelia***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy General Manager***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***0,000108 %***
Percentage of issuer's common stock held by the party: ***0,000138 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

9) Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Posts for the recent 5 years:
Period: ***1998 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Head of the Investment Department***

Period: ***2000 - 2002***
Organization: ***Povolzhye-Avtosnab Limited Liability Company***
Position: ***Leading Specialist in Charge of Economics and Finance***

Period: ***2002 - 2003***
Organization: ***Kommerzbank (Eurasia) Closed Joint-Stock Company***
Position: ***Specialist of the Investment Banking Activities Department***

Period: ***2003 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Adviser of General Manager on Economics and Finance***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Economics and Finance Director***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2004 – till now***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Share in the Issuer's authorized capital: ***no shares***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

10) Vladimir Ivanovich Belokaminsky
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 - 2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Regional Manager of Artelecom of Arkhangelsk Oblast Branch of the North-West Telecom Open Joint-Stock Company***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2004 – till now***
Organization: ***TD-Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Northern Clearing Chamber Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0,067248 %***
Percentage of issuer's common stock held by the party: ***0,085698 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

11) Leonid Zigmundovich Tufrin
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 - 2001***

Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Head of the Nekrasovsky Telephone Centre Branch***

Period: ***2002 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Nekrasovsky Telephone Centre Branch of Petersburg Telephone Network***

Period: ***2004 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy Regional Manager of Petersburg Telephone Network Branch***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Acting Regional Manager of Petersburg Telephone Network Branch***

Share in the Issuer's authorized capital: ***0,0000046 %***
Percentage of issuer's common stock held by the party: ***0,0000059 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Person acting as the one-person executive body of the Issuer:

Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Chairperson of the State Examination Board and of the State Certification Board***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***

Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Kaliningrad Mobile Networks Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Vologda Cellular Communication Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2003- 2004*
Organization: *OK GROS Limited Liability Company*
Position: *Vice-President*

Period: *2004 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Sky Link Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004 – till now*
Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004 – till now*
Organization: *Moscow Cellular Communication Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Manager, Chairperson of the Management Board*

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5.3. Data on the amount of remuneration, privileges and/or reimbursement for expenses for each of the issuer's management bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2004 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2004):
Wages (roubles): ***2 780 522,00***
Bonuses (roubles): ***2 719 222,00***
Commission (roubles): ***13 120 130,00***
Privileges and/or reimbursement of expenses (roubles): ***798 763,00***
Other property compensations (roubles): ***0***
Total (roubles): ***19 418 637,00***
Data on existing agreements in respect of such payments in the current fiscal year:

According to article 7 of the Provisions on the Board of Directors of OJSC NWT the remuneration of the members of the Board of Directors consists of a quarterly and an annual remuneration.

The quarterly remuneration for each member of the Board of Directors is established as a percentage of the Company's proceeds from sales of goods, products, jobs or services for the reporting quarter according to the data of the Company's accounts and reports.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.3.

The remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

The annual remuneration of the entire Board of Directors of the Company shall be established as a percentage of the Company's net profit for the year under report according to the data of the Company's accounts and reports.

The amount of the annual remuneration for each member of the Board of Directors is established by a decision of the Company's Board of Directors simultaneously with the preliminarily approval of the Company's annual report.

Aggregate amount of remuneration paid to the members of the Management Board for the year 2004 (the amount of payment is given for all members of the Management Board who held the respective positions in 2004):
Wages (roubles): ***15 963 922,83***
Bonuses (roubles): ***9 103 131,00***
Commission (roubles): ***11 163 419,00***
Privileges and/or reimbursement of expenses (roubles): ***4 502 419,00***
Other property compensations (roubles): ***322 829,21***
Total (roubles): ***41 560 248,78***

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with chapter 6 of the Provisions on the Management Board of OJSC NWT the remuneration is established as a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and reports and is paid on a quarterly basis.

The amount of the paid remuneration and its distribution among the members of the Management Board are established by the decision of the Company's Board of Directors upon proposal of the Chairperson of the Management Board.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Articles of Association):

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activities:

Provisions on the Auditing Committee of OJSC NWT (Appendix 12)

Starting from December 2002 OJSC NWT's Internal Audit Department started its work.

The following persons are the members of the Department:
Alexandr Nikolayevich Levashev
Larisa Alexandrovna Smirnova
Tatiana Arkadyevna Romanova
Maxim Vladimirovich Rossel

Basic functions of the Internal Audit Department (in compliance with Provisions on the Internal Audit Department):

- periodic control of the compliance of financial and economic operations transacted by the Company, its branches and other structural units with the interests of the Company, protection of Company's assets;

- independent appraisal and analysis of Company's financial state on the whole, of the financial state of its branches and other structural units;

- periodic control of the observance by the Company, its branches and other structural units of legislative and other standard acts (including bylaws) regulating their activities, as well as of decisions of the General Meeting of the Shareholders of the Company, the Board of Directors of the Company, and the one-person and collegiate executive bodies of the Company;

- checking the efficiency of the internal control system, control over cash flows and over related-party transactions, proving the reliability of accounts and reports and operational information of the Company, its branches and other structural units;

- consulting on issues of financial and tax legislation;

- interaction with external auditors, representatives of tax and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

In compliance with paragraph 16 of subparagraph 13.4 of article 13 the active Articles of Association of the Company, the Board of Directors shall exercise control over the application of internal audit procedures.

In compliance with paragraph 4.14 of Provisions on the Internal Audit Department a report on audits is submitted to the Board of Directors (upon request) and to the General Manager of the Company.

In compliance with paragraph 4.1 of Provisions on the Internal Audit Department planned audits are conducted in compliance with the annual auditing plan approved by the General Manager.

Interaction of the Internal Audit Department and the external auditor:

In compliance with paragraph 3.2 of Provisions on the Internal Audit Department the Internal Audit Department employees, for proper performance of their tasks and functions, have the right to receive reports on the independent audit results.

Data on availability of an Issuer's bylaw establishing the rules to prevent the use of classified (insider) information: ***none***

5.5. Information on members of the bodies for control over the financial and economic activities of the issuer

Members of the Auditing Committee and other issuer's bodies for control over its financial and economic activities:

1) Full name: ***Natalya Vladimirovna Fyodorova***
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***Chief Accountant***

Period: ***2002 - 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief accountant of the Electrosvyaz of Pskov Oblast branch, OJSC Nort-West Telecom***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy Chief Accountant***

Period: 2003 – till now
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***0,018287***

Percentage of issuer's common stock held by the said party (%): ***0,022265***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) Full name: ***Andrey Yakovlevich Lang***
Year of birth: ***1970***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***Industry and Construction Bank Saint Petersburg Open Joint-Stock Company***
Position: ***Deputy Manager of the Planning and Budget Department – Head of the Financial Management Sector***

Period: ***2001 - 2002***
Organization: ***Industry and Construction Bank Saint Petersburg Open Joint-Stock Company***
Position: ***Manager of the Planning and Budget Department – Head of the Financial Management Sector***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in charge of Economics and Finance***

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2005 – till now*
Organization: *Kolatelecom Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *0*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

3) Full name: *Alexey Evgenievich Kopyev*
Year of birth: *1966*
Education: *Higher*

Posts for the recent 5 years:
Period: *2003 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Chief Specialist of the Internal Audit Department*

Period: *2004 – till now*
Organization: *Central Telecommunication Company - Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *RTComm.RU Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *Dagsvyazinform Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *Telecom-Alania Closed Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *Uralcom Limited Liability Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *TsentrTelecom-Service Closed Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *TsentrTelecom-Service of Moscow Oblast Closed Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *SteK GSM Closed Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *0*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

4) Full name: *Irina Viktorovna Prokofyeva*
Year of birth: *1968*
Education: *Higher*

Posts for the recent 5 years:
Period: *1998 - 2001*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Taxation specialist*

Period: *2001 - 2001*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Deputy Manager of the Department of Internal Audit and Economic Analysis*

Period: *2001 - 2003*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Deputy Director - Manager of the Internal Audit Division of the Department of Internal Audit and Economic Analysis*

Period: *2003 – till now*
Organization: *Yermak RMS Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2003 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Manager of the Department of Internal Audit*

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *Central Telecommunication Company - Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: member of the Auditing Committee

Period: *2002 – till now*
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Stack GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Yugsvyazstroy Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Orenburg – GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***JSCIB Pochtobank Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – 2004*
Organization: ***Primtelephone Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Teleross - Kubanelectrosvyaz Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***WestBaltTelecom Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***Orbita Health-Improvement Centre Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Volgogradsky – GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***CMTO Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Vestelcom Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***South-Ural Cellular Telephone Limited Liability Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Armavir Communication Plant - DCJSC***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2004 – till now*
Organization: ***Tatincom - T Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2004 – till now*
Organization: ***Baikalwestcom Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2004 – till now*
Organization: ***Tvertelecom Limited Liability Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: ***Yuzhno-Sibirskaya Cellular Communication Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2004 – till now*
Organization: ***Nizhegorodskaya Cellular Communication Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 – till now*
Organization: ***STARTCOM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***0***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5) Full name: ***Gennady Ivanovich Kovalenko***
Year of birth: ***1946***

Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Division, Legal Support Department***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Chita Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***0***
Percentage of issuer's common stock held by the said party (%): ***0***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

6) Full name: ***Sergey Imanovich Alyokhin***
Year of birth: ***1977***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 1999***
Organization: ***Craft Limited Liability Company***
Position: ***Chief accountant***

Period: ***1999 - 2000***
Organization: ***NPP Energoresurs Closed Type Joint-Stock Company***
Position: ***Chief accountant***

Period: ***2000 - 2000***
Organization: ***Avista-S Limited Liability Company***
Position: ***Chief accountant***

Period: ***2000 - 2000***
Organization: ***Editorial Board of the Glavbukh Magazine - Closed Joint-Stock Company***
Position: ***expert editor***

Period: ***2000 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Internal Audit Division of the Department of Internal Audit and Economic Analysis***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Internal Audit Department***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2001 – 2004***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Dalsvyaz Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***Tsentralny Telegraph Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***VSNET Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***TeleRoss-Yekaterinburg Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***Nizhegorodskaya Cellular Communication Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***Novocom Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***Mobile Telecommunications Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 – till now***
Organization: ***Orenburg-GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 – till now***
Organization: ***IKS OMRIKS Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 - 2004***
Organization: ***Yuzhno-Sibirskaya Cellular Communication Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 - 2004***
Organization: ***TeleRoss-Novosibirsk Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: *2003 - 2004*
Organization: *Volgograd-Mobile Closed Joint-Stock Company*
Position: *member of the Auditing Committee*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *0*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

7) Full name: *Konstantin Vladimirovich Belyaev*
Year of birth: *1968*
Education: *Higher*

Posts for the recent 5 years:
Period: *1996 - 2001*
Organization: *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
Position: *Deputy Chief Accountant, Chief Accountant*

Period: *2001 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Chief accountant*

Period: *2002 - 2002*
Organization: *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Yaroslavl Telecommunication Network – Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 – 2003*
Organization: *Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *VolgaTelecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *Central Telecommunication Company - Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *Dalsvyaz Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2003 – till now*
Organization: *Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication*
Position: *member of the Auditing Committee*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *0,000632*
Percentage of issuer's common stock held by the said party (%): *0,000563*
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

Employees of the Internal Audit Department:

1) Full name: *Alexandr Nikolayevich Levashev*
Year of birth: *1972*
Education: *Higher*

Posts for the recent 5 years:
Period: *1995 - 2000*
Organization: *Elf Limited Liability Company*
Position: *Expert*

Period: *2000 - 2001*
Organization: *Budimir Limited Liability Company*
Position: *Consultant*

Period: *2001 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Leading Accountant*

Period: *2002 - 2002*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Deputy Chief Accountant*

Period: *2002 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager of the Internal Audit Department*

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): *0*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) Full name: ***Larisa Alexandrovna Smirnova***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – 2002***
Organization: ***Financial Control Department of the Ministry of Finance of RF for the Kingisepp District and Ivan Gorod***
Position: ***Treasurer***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Economist of the Zapadny ("Western") branch***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Treasury***

Period: ***2002 – 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Financial Department***

Period: ***2003 – 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***1st Category Specialist of the Internal Audit Department***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0***
Percentage of issuer's common stock held by the said party (%): ***0***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Full name: ***Tatiana Arkadyevna Romanova***
Year of birth: ***1955***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***1996 – 2001***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***Leading Specialist of the Planning and Forecasting Department***

Period: ***2001 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch***
Position: ***Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre***

Period: ***2004 – till now***

Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Leading Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0,000018***
Percentage of issuer's common stock held by the said party (%): ***0***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Full name: ***Maxim Vladimirovich Rossel***
Year of birth: ***1977***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***2000 – 2000***
Organization: ***Primorsky Bank of the Savings Bank of Russia***
Position: ***Comptroller of the operations department, Chukotka division No.8557***

Period: ***2000 – 2001***
Organization: ***Primorsky Bank of the Savings Bank of Russia***
Position: ***Comptroller, teller of the operations department, Chukotka division No.8557***

Period: ***2001 – 2004***
Organization: ***Federal Treasury Board for Chukotka Autonomous Area***
Position: ***1st category specialist of the Department for Analysis and Forecasting of the Federal Budget and Off-Budget Funds Income***

Period: ***2004– 2004***
Organization: ***Inter-District Inspectorate No.14 of the Taxes and Fees Ministry of Russia for St. Petersburg***
Position: ***Deputy Head of the Department for Accounting, Reporting and Analysis***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***no share***
Percentage of issuer's common stock held by the said party (%): ***no share***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the issuer (Auditing Committee) for the Year 2004:

Wages (roubles): ***2 039 289,00***

Bonuses (roubles): ***947 053,00***

Commission (roubles): ***3 266 913,00***

Privileges and/or reimbursement of expenses (roubles): ***131 787,00***

Other property compensations (roubles): ***20 115,00***

Total (roubles): ***6 405 157,00***

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with the Provisions on the Auditing Committee of the Company:

In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (internal audit department) for the 2004 year:

Wages (roubles): ***1 371 980,00***

Bonuses (roubles): ***610 623,00***

Commission (roubles): ***0***

Privileges and/or reimbursement of expenses (roubles): ***551 089,00***

Other property compensations (roubles): ***0***

Total (roubles): ***2 533 693,00***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Index	2000	2001	2002	2003	2004	1st quarter of the year 2005
Average official number of employees, persons	7 137	9 127	30 040	28 625	28840	33851
Amount of cash, allocated for wages, roubles *	324 859 000	543 134 475	1 910 970 138	2 321 355 576	3 671 032 900	1 314 823 000
Amount of cash, allocated for social security, roubles	16 382 000	5 523 717	31 493 739	81 183 180	167 144 000	42 090 700
Total amount of cash spent, roubles	341 241 000	548 658 192	1 942 463 877	2 402 538 756	3 838 176 900	1 356 913 700

* - taking into account affiliated organizations

No.	Index	Unit of measurement	2000	2001	2002*	2003	2004	1st quarter of the year 2005
1	Average number, total	persons	7 181	9 563	31 260	29 157	28840	33851
2	including the average official number of employees	persons	7 137	9 127	30 040	28 625	28471	33458
			as of 01.01.2001	as of 01.01.2002	as of 01.01.2003	as of 01.01.2004	as of 01.01.2005	as of 31.03.2005
3	Official number of employees, total	persons	7 198	8 986	30 550	27 909	33 817	34204
	Employees (workers) younger than 25 y.o., %	%	9,6%	9,6%	7,2%	7,0%	7,1%	6,7%
	Employees (workers) from 25 to 35 y.o., %	%	22,9%	23,0%	23,5%	22,6%	21,7%	21,7%
	Employees (workers) from 35 to 55 y.o., %	%	60,1%	60,0%	63,2%	65,1%	64,1%	64,1%
	Employees (workers) older than 55 y.o., %	%	7,4%	7,4%	6,1%	5,3%	7,1%	7,5%
	TOTAL:		100	100	100	100	100	100%
	including: those who have graduated from secondary and/or complete general education schools, %	%	29,4%	29,6%	32,6%	30,9%	29,2%	28,6%
	those who have graduated from primary and/or secondary vocational schools, %	%	43,7%	41,2%	45,8%	46,2%	47,2%	47,4%
	those who have graduated from higher schools, %	%	26,9%	29,2%	21,6%	23,0%	23,6%	24%

**** The number of the Issuer's employees increased considerably in 2002 after the affiliation on 31.10.02 of the following companies providing telecommunication services in the Northwestern Federal District:***

Artelecom of Arkhangelsk Oblast Open Joint-Stock Company
Murmanelectrosvyaz Open Joint-Stock Company
Novgorodtelecom Open Joint-Stock Company
Pskovelectrosvyaz Open Joint-Stock Company
Cherepovetsectrosvyaz Open Joint-Stock Company
Electrosvyaz of Vologda Oblast Open Joint-Stock Company
Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company
Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.

There are no employees seriously influencing the Issuer's business (key employees).

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Issuer's total number of participants as of the date of the end of the quarter under report:
35406

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report:

35406

Total number of nominal holders of issuer's shares:
36

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***
Location: ***55, ul. Plyushchikha, building 2, Moscow, Russia, 119121***
Tax-payer's identification No.: ***7710158355***
Share in the Issuer's authorized capital: ***39.528 %***
Percentage of common shares: ***50,761 %***
Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of issuer's shareholder:
Full name: ***MUSTCOM LIMITED***
Abbreviated name: ***MUSTCOM LIMITED***
Location: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Tax-payer's identification No.: ***none (Non-resident)***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***
Percentage of common shares: ***25% + 1 share***
Percentage of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common shares held by the party: ***none***
Full name: ***Ministry of Proprietary Relations of the Russian Federation***
Abbreviated name: ***Minimushchestvo of RF***
Location: ***9 Nikolsky per., Moscow, 103685***
Tax-payer's identification No.: ***7710144747***
Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***
Percentage of common shares: ***50 % + 1 share***
Percentage of the party in the Issuer's authorized capital: ***3,337%***

Full name: ***Russian Federation represented by Russian Fund of Federal Property***
Abbreviated name: ***RFFI***
Location: ***9, Leninsky pr-t, Moscow, 119049***
Tax-payer's identification No.: ***7704097841***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***
Percentage of common shares: ***25% -2 shares***
Percentage of the party in the Issuer's authorized capital: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***
Percentage of Issuer's common shares held by the party: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***
Data on the share of the state or the municipal unit in the authorized capital of the Issuer is given in paragraph 6.3 of the Report.

Full official name: ***Brunswick UBS Closed Joint-Stock Company***
Abbreviated official name: ***Brunswick UBS CJSC***
Location: ***2/2, Paveletskaya square, Moscow, 115054***
Tax-payer's identification No.: ***7711080038***
Share in the Issuer's authorized capital: ***14.37 % (nominal holder)***
Percentage of common shares: ***14.72% (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of issuer's shareholder:
Name: ***Brunswick Warburg (Russia) Ltd.***
Location: ***The issuer has no data***
Tax-payer's identification No.: ***none (Non-resident)***
Share in the authorized capital of the Issuer's shareholder: ***100 %***

Percentage of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common shares held by the party: ***none***

Full official name: ***Depository Clearing Company – Closed Joint-Stock Company***
Abbreviated official name: ***DCC CJSC***
Location: ***13, ul. 1-ya Tverskaya-Yamskaya, Moscow, 125047***
Tax-payer's identification No.: ***7710021150***
Share in the Issuer's authorized capital: ***9.06 % (nominal holder)***
Percentage of common shares: ***6.54% (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the issuer's shareholder (participant):
The issuer has no data

Full official name: ***ING-BANK (Eurasia) Closed Joint-Stock Company***
Abbreviated official name: ***ING Bank (Eurasia) CJSC***
Location: ***31, ul.Krasnaya Presnya, Moscow, 123022***
Tax-payer's identification No.: ***7712014310***
Share in the Issuer's authorized capital: ***5.44 % (nominal holder)***
Percentage of common shares: ***6.13 % (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the issuer's shareholder (participant):
The issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Ministry of Proprietary Relations of the Russian Federation***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***3,337%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State Regional Institution "Property Fund of Novgorod Oblast"***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Ministry of State Property and Enterprises Reforming of the Republic of Komi***
Location of the state or municipal holding manager / party performing the functions of the Issuer's

shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5th ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***03.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41,800***
Percentage of issuer's common stock held by the said party (%): ***51,005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***13,768***
Percentage of issuer's common stock held by the said party (%): ***15,220***

Full official name: ***Machaon Limited***

Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6,832***
Percentage of issuer's common stock held by the said party (%): ***8,336***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***20.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4,400***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4,400***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***01.10.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4,400***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***08.05.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41,017***
Percentage of issuer's common stock held by the said party (%): ***50,940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10,932***
Percentage of issuer's common stock held by the said party (%): ***12,299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***6,737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4,400***
Percentage of issuer's common stock held by the said party (%): ***5,465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***16.12.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39,893***
Percentage of issuer's common stock held by the said party (%): ***50,844***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%):
Percentage of issuer's common stock held by the said party (%): ***7,906***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***5,424***
Percentage of issuer's common stock held by the said party (%): ***4,756***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***05.05.2003***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39,893***
Percentage of issuer's common stock held by the said party (%): ***50,844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***6,633***
Percentage of issuer's common stock held by the said party (%): ***6,298***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***27.02.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***

Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39,893*
Percentage of issuer's common stock held by the said party (%): *50,844*

Full official name: *Lindsell Enterprises Limited*
Abbreviated official name: *Lindsell Enterprises Ltd*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *4,13*
Percentage of issuer's common stock held by the said party (%): *5,6*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *14.05.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39,893*
Percentage of issuer's common stock held by the said party (%): *50,844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *19.07.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39,893*
Percentage of issuer's common stock held by the said party (%): *50,844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *21.07.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39,893*
Percentage of issuer's common stock held by the said party (%): *50,844*

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each management body of the issuer, based on the results of the last quarter under report:
199,151.43 conventional units and
233,730,537.8 roubles

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Total Amount of Issuer's Accounts Receivable:

	2000	2001	2002 *	2003	2004	1st quarter of the year 2005
Total amount of accounts receivable, (*lines 230, 240 of form No.1*), thousand roubles	950 643	967 358	1 492 963	1 168 176	1 394 169	1 679 229
Doubtful debt reserve (*line 606 of form No.3 of accounts and reports for 2003, line 091 of accounts and reports for 2002*), thousand roubles	-	-	663 403	753 121	1 227 611	1 207 765
Total accounts receivable, thousand roubles **	950 643	967 358	2 156 366	1 921 297	2 621 781	2 886 994

**** - merged companies taken into account (OJSC NWT was reorganized on the October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia.. The audited accounts and reports of OJSC NWT for the year 2002 include the data of the affiliated organizations, starting from November 1, 2002).***
***** - When calculating the total amount of accounts receivable for the respective period, the Issuer takes into account the doubtful debt reserve.***

Issuer's Accounts Receivable Structure*:

1st quarter of the year 2005

Type of accounts receivable	Period in which the debt arises **				
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts receivable (line 230), including:					
buyers and customers, thousand roubles	6 507	x	x	x	x
issued advances, thousand roubles	1 120	x	x	x	x
other receivables, thousand roubles	52 889	x	x	x	x
Total, thousand roubles:	**60 517**	**0**	**0**	**0**	**0**
Accounts receivable (line 240), including:					
outstanding debt, thousand roubles	157 857	97 040	268 912	177 625	704 221
buyers and customers, thousand roubles (except for the outstanding accounts receivable)	1 079 323	0	5 811	482	0
issued advances, thousand roubles	123 918	900	160	116	495
other receivables, thousand roubles	264 277	1 245	1 655	822	2 124
Total, thousand roubles:	**1 625 377**	**99 187**	**276 540**	**179 048**	**706 841**

**** The accounts receivable structure is presented taking into account the doubtful debt reserve (line 606 of form No.3).***
***** - The Issuer keeps records of accounts receivable with the payment due period up to 45 days and from 45 days to 90 days, and for this reason no correct breakdown of accounts receivable with the payment due period up to 30 days and from 30 days to 60 days can be given.***
- The Issuer keeps records of accounts receivable by the time they arose, therefore no correct data of accounts receivable accounting by the time of payment due can be given.

Debtors owing at least 10 per cent of the total amount of the accounts receivable in 2000 - the 1st quarter of the year 2005: ***none***

VII. Issuer's accounting reports and other financial information

7.1. Annual accounting reports of the Issuer

BALANCE SHEET

			CODES
		Form No.1 under OKUD	0710001
as of	31st December 2004	Date (year, month, day)	2004.12.31
Organization	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer's Identification Number	7808020593	TIN	7808020593
Area of activities	communication	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of approval	
		Date of mailing (acceptance)	

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible assets		110	110	10	457
Fixed Assets		120	120	13 491 196	18 627 158
Capital investments		130	130	576 821	1 013 229
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	140	163 369	167 908
including:					
Investment in subsidiaries			141	77 204	85 448
Investment in associate companies			142	33 092	32 839
Investment in other companies			143	30 047	30 887
other long-term finance investment			144	23 026	18 734
Deferred tax assets		145	145	261 047	494 888
Other non-circulating assets		150	150	736 193	1 703 977
Total for section I		190	**190**	15 228 636	22 007 617

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Stocks		210	**210**	315 681	520 116
including:					
raw materials, components and other similar values		211	211	220 214	302 280
expenditures in work-in-process (turnover costs)		213	213	582	143
finished products and goods for resale		214	214	10 953	11 140
shipped goods		215	215		604
deferred expenses		216	216	83 932	205 949
other stock and expenses		217	217		
Value added tax on acquired values		220	220	615 000	1 110 785
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	46 601	64 588
including:					
buyers and customers		231	231	6 218	6 540
advances distributed			232	2 123	2 047
other debtors			233	38 260	56 001
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1 121 575	1 394 170
including:					
buyers and customers		241	241	971 548	1 150 366
advances distributed			242	62 953	72 333
other debtors			243	87 074	171 471
Short-term financial investments		250	250	6 841	15 689
Monetary funds		260	260	279 988	239 782
Other current assets		270	270	507	319
Total for section II		290	**290**	2 386 193	3 345 449
BALANCE (sum of lines 190 + 290)		300	**300**	17 614 829	25 353 066

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	937 940	1 131 415
Additional capital		420	420	6 859 040	8 126 713
Capital reserves		430	430	46 897	46 897
Own shares purchased from shareholders		411	440		
Retained profit (uncovered loss) of previous years.		470	460	3 592 779	3 972 831
Retained profit (uncovered loss) of the year under report		470	470	X	1 326 987
Total for section III		490	**490**	11 436 656	14 604 843
IV. LONG-TERM LIABILITIES					
Credits and loans		510	**510**	830 764	2 808 434
including:					
credits			511		2 576 939
loans			512	830 764	231 495

Deferred tax liabilities		515	515	400 511	590 675
Other long-term liabilities		520	520	1 093 761	1 131 204
Total for section IV		590	**590**	2 325 036	4 530 313
V. SHORT-TERM LIABILITIES					
Credits and loans		610	610	963 764	2 025 180
including:					
credits			611		495 641
loans			612	963 764	1 529 539
Accounts payable,		620	620	2 469 881	3 450 772
including:					
suppliers and contractors		621	621	1 496 755	1 906 210
advances received		625	622	275 147	373 662
wage arrears		622	623	60 555	142 380
indebtedness to state off-budget funds		623	624	26 627	69 112
Debt in respect of taxes and fees		624	625	253 041	409 429
other creditors		625	626	357 756	549 979
Indebtedness to participants (promoters) in respect of *income payment*		630	630	16 000	18 065
Deferred income		640	640	30 895	78 677
Reserves for forthcoming costs		650	650	372 597	645 216
Other short-term liabilities		660	660		
Total for section V		690	**690**	3 853 137	6 217 910
BALANCE (sum of lines 490 + 590 + 690)		700	**700**	17 614 829	25 353 066

Availability statement of valuables recorded on off-balance accounts

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	877 310	966 532
including those under leasing		911	911	313 535	320 893
Inventories accepted for custody		920	902	12 833	59 343
Goods accepted for commission		930	903	2 654	7 492
Insolvent debtors' indebtedness written-off to loss		940	904	670 707	670 173
Received liability and payment collaterals		950	905	23 748	22 165
Issued liability and payment collaterals		960	906	1 033 253	5 301 448
Wear of residential fund		970	907	7 526	5 980
Wear of external improvements and other similar facilities		980	908	2 983	3 083

Funds for payment for communication services			909	15 892	57 372

Statement on the net assets value

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	11 467 551	14 683 520

Manager ____________ V.A. Akulich (signature) (name) **Chief accountant** ____________ M.M. Semchenko (signature) (name)

" " ____________

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710002**
for	**2004**	Date (year, month, day)	2004.12.31
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities					
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	15 355 680	12 336 392
including that from the sales: communication services			011	14 779 309	11 959 978
Prime cost of sold goods, products, works and services		020	020	(12 261 983)	(9 584 405)
including: communication services			021	(12 000 193)	(9 409 489)
Profit (loss) from sales (lines 010 - 020)		050	**050**	3 093 697	2 751 987
II. OPERATING INCOME AND EXPENSES					
Interest receivable		060	060	8 992	23 326
Interest payable		070	070	(312 516)	(222 982)
Income from participation in other organizations		080	080	698	697

Other operating income		090	090	549 949	358 971
Other operating expenses		100	100	(1 071 761)	(1 004 793)
III. NON-OPERATING INCOME AND EXPENSES					
Non-operating income		120	120	373 391	261 133
Non-sale (non-operating) expenses		130	130	(650 985)	(845 169)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	1 991 465	1 323 170
Expenses for the profit tax (lines -151+/-152+/-153) including:			**150**	(665 736)	(484 480)
Deferred tax liabilities		142	151	(129 025)	(129 099)
Deferred tax assets		141	152	140 414	105 815
Current profit tax		150	153	(677 125)	(461 196)
Profit (loss) from normal activities (lines 140 - 150)			**160**	1 325 729	838 690
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	2 075	4 223
Extraordinary expenses			180	(817)	(5 435)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	**190**	1 326 987	837 478
FOR REFERENCE Contingent expenses /income for the profit tax			201	(478 253)	(320 819)
Fixed tax liabilities		200	202	(228 075)	(178 395)
Fixed tax assets		200	203	40 592	14 734

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share			301	0,00157	0,00104
Watered profit (loss) per share			302		

*** To be filled in the annual accounting reports**

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	19 084	(4 793)	8 899	(2 383)
Profit (loss) of previous years		402	67 324	(107 856)	39 497	(196 927)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations		403	3 118	(1 691)	14 754	(12 210)
Exchange rate differences of foreign currency transactions		404	47 234	(39 404)	131 526	(147 541)
Deductions for estimate reserves		405	112 032	(490 312)		(409 042)
Writing off accounts receivable and payable		406	4 547	(22 979)	14 695	(11 391)

Manager ____________________ V.A. Akulich (signature) (name)

Chief accountant __________ M.M. Semchenko (signature) (name)

" __ " ________ ______

CAPITAL CHANGES STATEMENT

			CODES
		Form No.03 under OKUD	**0710003**
for	**2004**	Date (year, month, day)	2004.12.31
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12, 22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

1. Change of capital

Index	Index code	Line code	Authorized capital	Additional capital	Capital reserves	Retained Profit (Uncovered Loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2002		**100**	937 940	6 941 473	29 375	2 964 896	10 873 684
Year 2003							
Changes in the accounting policy		101	X	X	X		
Result from revaluation of fixed asset objects		102	X		X		
Other		103	X		X	(144 574)	(144 574)
Balance as of January 1, 2003		**104**	937 940	6 941 473	29 375	2 820 322	10 729 110
Items of capital changes:		**200**		(29 764)	17 522	774 316	762 074
Result from recalculation of foreign currencies		201	X		X	X	
Net profit (loss) of the year under report		202	X	X	X	837 478	837 478
Dividend		203	X	X	X	(75 404)	(75 404)

Deductions to the reserve funds		204	X	X	17 522	(17 522)	
Issue of extra shares from own sources		205			X		
Increasing the face value of shares		206			X		
Change of capital upon retirement of fixed assets		207	X	(29 764)	X	29 764	
Other		208					
Increase of capital value through:		**210**					
extra issue of shares at the expense of shareholders		211			X	X	
corporation re-organization		212					
other		213					
Decrease of capital value through:		**220**		(52 669)		(1 859)	(54 528)
reducing the number of shares		221		X	X		
reducing the shares face value		222		X	X	X	
corporation re-organization		223					
other		224		(52 669)		(1 859)	(54 528)
Balance as of December 31, 2003		**300**	937 940	6 859 040	46 897	3 592 779	11 436 656
Year 2004							
Changes in the accounting policy		301	X	X	X		
Result from revaluation of fixed asset objects		302	X		X		
Other		303	X		X		
Balance as of January 1, 2004	100	**304**	937 940	6 859 040	46 897	3 592 779	11 436 656
Items of capital changes:		**400**		(57 440)		1 249 704	1 192 264
Result from recalculation of foreign currencies		401	X		X	X	
Net profit (loss) of the year under report		402	X	X	X	1 326 987	1 326 987
Dividend		403	X	X	X	(133 203)	(133 203)
Deductions to the reserve funds	110	404	X	X			
Issue of extra shares from own sources	121	405			X		
Increasing the face value of shares	122	406			X		
Change of capital upon retirement of fixed assets		407	X	(56 228)	X	56 228	
Other		408		(1 212)		(308)	(1 520)
Increase of capital value through:		**410**	193 475	1 325 113		457 335	1 975 923
extra issue of shares at the expense of shareholders	121	411			X	X	
corporation re-organization	123	412	193 475	1 325 113		457 335	1 975 923
other		413					
Decrease of capital value through:		**420**					
reducing the number of shares	132	421		X	X		
reducing the shares face value	131	422		X	X	X	
corporation re-organization	133	423					
other		424					
Balance as of December 31, 2004	**140**	**500**	1 131 415	8 126 713	46 897	5 299 818	14 604 843

2. Reserves

Index	Index code	Line code	Balance as of the start of the year	Received	Used / restored	Balance as of the start of the year
1	1a	2	3	4	5	6
Reserves formed in accordance with the laws:						
Reserve fund						
data for the year 2003		601	29 375	17 522		46 897
data for the year 2004		602	46 897			46 897
Reserves formed in compliance with the incorporation documents:						
Joint Stock Fund of the Company's Employees						
data for the year 2003		603				
data for the year 2004		604				
Estimate reserves:						
Doubtful debt reserves						
data for the year 2003		605	663 403	409 042	(319 324)	753 121
data for the year 2004		606	753 121	578 372	(103 881)	1 227 612
Reserve against depreciation of financial investment						
data for the year 2003		607				
data for the year 2004		608		4 564		4 564
Reserve for reduction of the value of stocks of materials and capital equipment						
data for the year 2003		609				
data for the year 2004		610				
Reserves for forthcoming costs						
data for the year 2003		611		372 597		372 597
data for the year 2004		612	372 597	626 477	(353 858)	645 216
Contingent liabilities reserves						
data for the year 2003		613				
data for the year 2004		614				

Manager ________________ V.A. Akulich **Chief accountant** __________ M.M. Semchenko
(signature) (name) (signature) (name)

" __ " ________ ______

CASH FLOW REPORT

			CODES
		Form No.04 under OKUD	**0710004**
for	**2004**	Date (year, month, day)	2004.12.31
Organization	**OJSC North-West Telecom (Inter - regional Company)**	*under OKPO*	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE START OF THE YEAR UNDER REPORT		**010**	279 969	338 431
CURRENT OPERATION				
Total received cash from current activities		**020**	17 777 435	14 245 495
payments received from buyers, customers		021	17 187 228	13 849 594
other income		022	590 207	395 901
Monetary funds, assigned:		**030**	(14 477 529)	(12 132 626)
for payment for acquired goods, works, services, raw materials and other current assets	150	031	(5 784 758)	(5 291 900)
for wages	160	032	(3 225 172)	(2 487 280)
for payment of interest	170	033	(470 573)	(154 332)
for settlements on taxes and fees	180	034	(3 801 916)	(3 280 720)
for other expenses		035	(1 195 110)	(918 394)
Net cash from current activities		**040**	3 299 906	2 112 869
INVESTMENT ACTIVITIES				
Total received cash from investment activities		**050**	284 352	1 809 638
returns from sale of fixed assets and other non-circulating assets	210	051	69 715	99 923
receipts from retirement and sale of securities, sale of shares, interests *and other kinds of financial investment*	220	052	201 195	1 698 257
dividend received, income from share participation	230	053	700	876
Interest received	240	054	4 745	7 672
returns from repayment of loans *to other organizations*	250	055	1 047	1 118
other income from investment activities		056	6 950	1 792
Monetary funds, assigned:		**060**	(5 461 802)	(4 531 769)
for acquisition and creating of fixed assets items and other non-circulating assets	290	061	(5 261 042)	(2 491 221)
for acquisition of shares (parts)	280	062	(760)	(500)
for acquisition of debt securities and other financial investment	300	063	(200 000)	(2 013 856)
for loans to other organizations	310	064		
other investment operation expenses		065		(26 192)
Net monetary funds from investment activities	**340**	**070**	(5 177 450)	(2 722 131)
FINANCIAL ACTIVITIES				
Total received cash from financial activities		**080**	7 520 825	3 685 134
loans and credits received		081	7 478 314	3 674 573
other income from financial activities		082	42 511	10 561
Monetary funds, assigned:		**090**	(5 841 343)	(3 134 315)
for loans and credits repayment (with no interest)		091	(5 200 511)	(2 864 746)
for repayment of liabilities under financial lease		092	(456 605)	(187 497)
payment of dividend	170	093	(184 209)	(82 072)
other financial operation expenses		094	(18)	
Net monetary funds from financial activities		**100**	1 679 482	550 819
Net increase (decrease) of monetary funds		**110**	(198 062)	(58 443)
Monetary funds as a result of re-organization		***111***	157 875	
CASH BALANCE AS OF THE END OF THE PERIOD UNDER REPORT		**120**	239 782	279 988
Impact of foreign currency to rouble exchange rate fluctuations		130	19	42

Manager ____________ V.A. Akulich **Chief accountant** ________ M.M. Semchenko
(signature) (name) (name) (signature)

" " ______ ______

APPENDIX TO THE ACCOUNTING BALANCE SHEET

			CODES
		Form No.05 under OKUD	**0710005**
as of	**31st December 2004**	Date (year, month, day)	2004.12.31
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	*under* OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

1. Intangible Assets

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights to results of intellectual property)	010	**101**	330	606	(21)	915
including: those of a patent holder - to an invention, industrial design, utility model	011	102				
those of a title holder – to software programmes and databases	012	103	324	528	(21)	831
those of an owner - to the trademark, service mark, and name of the place of goods origin	014	104	6	78		84
other	015	105				
Other	040	106				
Total		**110**	330	606	(21)	915

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Depreciation of Intangible Assets - total	050	**120**	320	458
including: *those of a patent holder - to an invention, industrial design, utility model*		121		
those of a title holder – to software programmes and databases		122	317	450
those of an owner - to the trademark, service mark, and name of the place of goods origin		123	3	8
other		124		

2. Fixed assets

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Buildings		201	4 240 408	624 206	(192 774)	4 671 840
Facilities and transmission devices		202	6 244 494	2 571 247	(29 100)	8 786 641
Machines and equipment		203	11 159 077	4 914 866	(159 502)	15 914 441
Transport facilities		204	197 389	108 506	(7 648)	298 247
Computing and office facilities		205	722 701	302 516	(7 522)	1 017 695
Housing stock		206	20 551	8 996	(1 533)	28 014
Land plots and nature management sites		207	5 015	14 804	(175)	19 644
Other types of fixed assets		208	348 371	137 516	(13 535)	472 352
Total		**210**	22 938 006	8 682 657	(411 789)	31 208 874

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of fixed assets - total	140	**220**	9 446 810	12 581 716
including: *buildings*		221	964 050	1 123 370
facilities and transmission devices		222	3 487 698	4 471 631
machines and equipment		223	4 266 315	5 973 492
transport facilities		224	105 847	162 550
Computing and office equipment		225	378 525	522 541
Other types of fixed assets		226	244 375	328 132

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
From line 210: leased out fixed asset objects - total		**230**	43 800	255 715
including: buildings		231	34 779	237 622
facilities and transmission devices		232	2 650	511
machines and equipment		233	3 365	4 831
transport facilities		234	2 700	2 827
Other types of fixed assets		235	306	9 924
From line 210: laid up fixed asset objects		240	6 289	6 442

FOR REFERENCE	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Result from revaluation of fixed asset objects		**250**		X
initial (replacement) value	171	251		X
depreciation	172	252		X
Fixed assets items received on the lease basis - total		**260**	877 310	966 532
including: buildings		261	130 967	189 381
facilities and transmission devices		262	336 881	330 358
machines and equipment		263	333 366	362 038
transport facilities		264	68 258	60 852
Other types of fixed assets		265	7 838	23 903
Real estate sites operated and accepted into the fixed assets before the registration of the title.		270	152 098	610 176

3. Profitable investment in stocks of materials and capital equipment

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report

1	1a	2	3	4	5	6
Property for leasing out		301				
Property provided under a hire contract		302				
Other		303				
Total		**310**				

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of profitable investment in stocks of materials and capital *equipment*		311		

4. Expenses for research, design and process work

Type of work name	Index code	Line code	Start of the year under report	Received	Written off	As of the end of the year under report
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the organization	310	**400**				

FOR REFERENCE	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Total amount of expenses for research, design and process work in progress	320	401		
FOR REFERENCE	**Index code**	**Line code**	**For the period under report**	**For the same period of the previous year**
1	1a	2	3	4
Total amount of expenses included in expenses for normal operation		402		
Total amount of expenses for research, design and process work, that have not yielded results and have been included in non-operational expenses		403		

5. Financial Investment

Index	Index code	Line code	Long-term		Short-term	
			As of the start of the year under report	As of the end of the period under report	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4	5	6
Contributions to authorized capitals of other organizations – total	510	501	140 343	149 173		
including: those of subsidiaries and associate companies	511	502	110 296	118 287		
State, municipal and external organization's bonds	515	503	219	220		
Notes	520	504				15 689
Granted loans	525	505	10 514	10 515		
Deposits	530	506	8 000	8 000	1 073	
Other	535	507	4 293		5 768	
Total	540	**510**	163 369	167 908	6 841	15 689
In the total amount – *financial investment having* the current market value: Contributions to authorized capitals of other organizations – total	550	511	239	206		
including: those of subsidiaries and associate *companies*	*551*	512				
State, municipal and external organization's bonds	555	513	219			
Notes	560	514				
Other	565	515				
Total	570	**520**	458	206		
FOR INFORMATION For financial investment having the current market value, the change of value as a result of value adjustment	580	521	106	24		

6. Normal operation expenses (by cost elements)

Index	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4 413 580)	(3 384 161)
Expenses for wages	720	602	(3 897 650)	(3 010 651)
Deductions for social needs	730	603	(1 074 589)	(885 360)
Depreciation	740	604	(1 352 293)	(968 365)
Other expenses	750	605	(1 523 871)	(1 335 868)
Total for elements of expenses	760	**610**	(12 261 983)	(9 584 405)
Balance change (accretion [+], reduction [-]): of production-in-progress	765	621	(439)	(206)
of deferred expenses	766	622	122 017	20 412

7. Guarantees

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Received guarantees - total		710	23 748	22 165
including: guarantees of banks		711		
warranties of third parties		712		
notes		713		
pledged property		**714**	23 748	22 165
including: fixed asset objects		715		
securities and other financial investment		716		
other property		717	23 748	22 165
other		718		
Issued guarantees - total		**720**	1 033 253	5 301 448
including: warranties of third parties		721	848 879	754 437
notes		722		
pledged property		**723**	184 374	4 547 011
including: fixed asset objects		724	181 879	4 547 011
securities and other financial investment		725		
other property		726	2 495	
other		727		

8. State Aid

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Budgetary funds received in the year under report - total	910	**810**		100
including: Funds for capital expenditure financing		811		
Funds for current expenditure financing		812		100

Index	Index code	Line code	As of the start of the year under report	Received for the period under report	Repaid for the period under report	As of the end of the period under report
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
Funds for capital expenditure financing		821				
Funds for current expenditure financing		822				

Manager ____________________ V.A. Akulich **Chief accountant** ____________ M.M. Semchenko

(signature) (name) (signature) (name)

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

BALANCE SHEET

			CODES
		Form No.1 under OKUD	0710001
as of	**March 31, 2005**	Date (year, month, day)	2005.03.31
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of approval	
		Date of mailing (acceptance)	

ASSETS	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible Assets,		110	110	**457**	**74**
Fixed Assets,		120	120	**18 627 158**	**18 259 517**
Capital investments		130	130	**1 013 229**	**1 645 731**
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments,		**140**	**140**	167 908	233 670
including: Investment in subsidiaries		141		85 448	153 349
Investment in associate companies		142		32 839	32 839
Investment in other companies		143		30 886	30 927
other long-term finance investment		144		18 734	16 554
Deferred tax assets		145	145	**494 888**	**466 610**
Other non-circulating assets		150	150	**1 703 977**	**1 846 228**
Total for section I		**190**	**190**	**22 007 617**	**22 451 829**
II. CURRENT ASSETS					
Stocks,		**210**	**210**	**520 116**	496 657
including: raw materials, components and other similar values		211	211	302 280	301 461
expenditures in work-in-process (turnover costs)		213	213	143	180
finished products and goods for resale		214	214	11 140	11 809
shipped goods		215	215	604	604
deferred expenses		216	216	205 949	182 602
other stock and expenses		217	217		
Value added tax on acquired values		220	220	1 110 785	758 215

Accounts receivable (expected in over 12 months after the reporting date),		**230**	**230**	**64 588**	**60 518**
including: buyers and customers		231	231	6 540	6 508
advances distributed		232		2 047	1 121
other debtors		233		56 001	52 889
Accounts receivable (expected within 12 months after the reporting date),		**240**	**240**	**1 394 170**	**1 679 229**
including: buyers and customers		241	241	1 150 366	1 283 172
advances distributed		242		72 333	125 592
other debtors		243		171 471	270 465
Short-term financial investments,		**250**	**250**	**15 689**	**1 214 849**
Monetary funds		**260**	**260**	**239 782**	**270 205**
Other current assets		270	270	319	2 430
Total for section II		**290**	**290**	**3 345 449**	**4 482 103**
BALANCE (sum of lines 190 + 290)		**300**	**300**	**25 353 066**	**26 933 932**

LIABILITIES	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Additional capital		420	420	8 126 713	8 119 493
Capital reserves		430	430	**46 897**	**46 897**
Own shares purchased from shareholders		440	411		
Retained profit (uncovered loss) of previous years.		460	470	5 299 818	5 306 951
Retained profit (loss) of the year under report		470	470	**X**	**637 468**
Total for section III		**490**	**490**	**14 604 843**	**15 242 224**
Profit (loss) from the division's current activities for the period under report		**495**		**X**	637 468
Settlements related to the transfer of the result of the reporting period		496		**X**	
Settlements in respect of internal operations		497			
IV. LONG-TERM LIABILITIES ***Credits and loans***		**510**	**510**	2 808 434	4 748 208
including: credits		511		2 576 939	1 526 630
loans		512		231 495	3 221 578
Deferred tax liabilities		515	515	590 675	591 142
Other long-term liabilities		520	520	**1 131 204**	**911 555**
Total for section IV		**590**	**590**	**4 530 314**	**6 250 905**
V. SHORT-TERM LIABILITIES **Credits and loans**		**610**	**610**	2 025 180	1 701 403
including: credits		611		495 641	104 750
loans		612		1 529 539	1 596 654
Accounts payable,		**620**	**620**	3 450 771	3 181 562
including:					
suppliers and contractors		621	621	1 906 210	1 556 782
advances received		622	625	373 662	313 396

wage arrears		623	622	142 380	240 725
indebtedness to state off-budget funds		624	623	69 112	95 583
Debt in respect of taxes and fees		625	624	409 429	423 521
other creditors		626	625	549 979	551 556
Indebtedness to participants (promoters) in respect of income payment		630	630	**18 065**	**18 268**
Deferred income		640	640	**78 677**	**74 393**
Reserves for forthcoming costs		650	650	**645 216**	**465 176**
Other short-term liabilities		660	660		
Total for section V		**690**	**690**	**6 217 910**	**5 440 803**
BALANCE (sum of lines 490 + 497 +590 + 690)		**700**	**700**	**25 353 066**	**26 933 932**

STATEMENT ON AVAILABILITY OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets,		901	910	**966 532**	**931 949**
including those under leasing		911	911	**320 893**	**282 415**
Inventories accepted for custody		902	920	**56 606**	**109 362**
Goods accepted for commission		903	930	**7 492**	**7 151**
Insolvent debtors' indebtedness written-off to loss		904	940	**670 173**	**676 710**
Received liability and payment collaterals		905	950	**22 165**	**21 994**
Issued liability and payment collaterals		906	960	**5 301 448**	**3 628 390**
Wear of housing fund		907	970	**7 606**	**7 453**
Wear of external improvements and other similar facilities		908	980	**3 083**	**3 296**
Funds for payment for communication services		909		**57 372**	**93 427**

STATEMENT ON THE NET ASSETS VALUE

Index	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets		1000		14 683 520	15 316 617

Manager ______________

______________ (signature)

(name)

Chief accountant ______________ ______________

(signature) (name)

" __ " ______________

PROFIT AND LOSS REPORT

	CODES
Form No.02 under OKUD	0710002
Date (year, month, day)	2004.12.31

for **1st quarter of the year 2005**

Organization	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer's Identification Number	7808020593	TIN	7808020593
Area of activities	communication	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

Index	Explanations	Line code	Index code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	4 906 839	3 344 974
including that from the sales: communication services		011		4 765 443	3 241 846
Prime cost of sold goods, products, works and services		020	020	(3 715 241)	(2 513 846)
Including that from communication services		021		(3 652 394)	(2 480 495)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	050	1 191 598	831 128
II. Operating income and expenses Interest receivable		060	060	7 365	7 039
Interest payable		070	070	(144 279)	(60 284)
Income from participation in other organizations		080	080		11
Other operating income		090	090	71 397	406 656
Other operating expenses		100	100	(199 799)	(289 905)
III. Non-sale income and expenses Non-sale income		120	120	39 264	116 469
Non-sale (non-operating) expenses		130	130	(82 686)	(102 316)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	140	882 860	908 798
***Expenses for the profit tax* (lines -151+/-152+/-153)**		150		**(245 417)**	**(229 782)**
including deferred tax liabilities		151	142	(467)	(30 952)
deferred tax assets		152	141	(51 244)	41 372
current profit tax		153	150	(193 707)	(240 202)
PROFIT (LOSS) FROM NORMAL ACTIVITIES		160		637 443	679 016
IV. Extraordinary income and expenses Extraordinary income		170		296	1 664
Extraordinary expenses		180		(271)	(155)
Profit (loss) from the division's current activities (lines 160 + 170 - 180)		19001		637 468	680 525
Settlements related to the transfer of the result of the reporting period		19002			

NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 19001+19002)		190	190	637 468	680 525
FOR REFERENCE **Contingent expenses /income for the profit tax**		201		(204 834)	(218 474)
Fixed tax liabilities		202	200	(41 496)	(22 973)
Fixed tax assets		203	200	912	11 665

Index	Explanations	Line code	Index code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share, roubles		301			
Watered profit (loss) per share, roubles		302			

* To be filled in the annual accounting report

Explanation of profit and loss items

Index	Line code	Index code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	2	2a	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	401		9 372	(77)	3 535	(59)
Profit (loss) of previous years	402		11 103	(28 492)	24 728	(31 355)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	403		387	(196)	647	(82)
Exchange rate differences of foreign currency transactions	404		11 793	(1 167)	33 235	(3 532)
Deductions for estimate reserves	405		**13 651**			(13 318)
Writing off accounts receivable and payable	406		179	(1 754)	585	(3 209)

Manager ______________ **Chief accountant** ________________

(signature) (name) (signature) (name)

"__" ___________

7.3. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Grounds of not submitting:

The duty of an organization to make up summary accounts is established by clause 91 of the Order of the Ministry of Finance of the RF No. 34n "On Approving the Provisions on Book-Keeping and Reporting in the Russian Federation" of 29.07.98.

In compliance with the said order, if an organization has subsidiaries or dependent companies, summary accounts are to be made up besides own accounting report, including the reporting indices of

such companies situated in the territory of the Russian Federation and outside the Russian Federation, according to the procedure established by the Ministry of Finance of the Russian Federation.

Meanwhile, no procedure for making up summary (consolidated) reports has been established by the Ministry of Finance of the Russian Federation by today. The only document concerning making up such reports is the Order of the Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Submitting Summary Accounts" Meanwhile, this act is not a normative act (according to the resolution of the Ministry of Justice of the Russian Federation of 19th March 1997, No. 07-02-285-97, this order of the Ministry of Finance does not require state registration), is of purely methodological nature, and, besides, that document does not establish a procedure, but just determines the general approaches towards making up summary accounts. There are no explanations or instructions in respect of applying the order.

At the same time, according to clause 8 of the Order, a Group may abstain from making up summary accounts according to the rules provided for by the standard acts and methodological instructions on book-keeping of the Ministry of Finance of the Russian Federation, if the following conditions are simultaneously observed:

- the summary accounts have been made up on the basis of the International Accounting Standards (IAS) prepared by the International Accounting Standards Committee;

- the Group must ensure reliability of the summary accounts made up on the basis of IAS;

- the explanatory note to the summary accounts contains the list of applied accounting requirements, discloses the book-keeping methods, including evaluations differing from the rules provided for by the standard acts and methodological instructions on accounting of the Ministry of Finance of the Russian Federation.

7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export products (goods, works, services).

7.5. Data on Any Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

There have been no essential changes in the composition of the Issuer's property with a balance value exceeding 5 per cent of the balance value of the Company's assets after the date of expiry of the last completed fiscal year.

7.6. Data on Issuer's Participation in Any Court Proceedings, if such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of March 31, 2005 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer and results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): ***1 131 414 770***

Breakdown of the authorized capital by share categories:

Common stock:

Total (roubles): ***881 045 433***

Share in the Issuer's authorized capital: ***77.871127 %***

Preferred stock:

Total (roubles): ***250 369 337***

Share in the Issuer's authorized capital: ***22.128873 %***

Category of stock circulating outside the Russian Federation: ***common registered nondocumentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***4,8%***

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category: ***JPMorgan Chase Bank is the issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade), through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 2000***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No. and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the amount of AC.	Amount of AC after each change, roubles
As of 01.01.2000	466 474 800	Common stock: 382,288,800 pcs. Preferred stock: 84,186,000 pcs.	---	---	466 474 800
As of 01.01.2001	466 474 800	Common stock: 382,288,800 pcs. Preferred stock: 84,186,000 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587 497 817
As of 01.01.2002	587 497 817	Common stock: 473,056,966 pcs. Preferred stock: 114,440,851 pcs.	—	—	587 497 817
As of 01.01.2003	587 497 817	Common stock: 473,056,966 pcs. Preferred stock: 114,440,851 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937 940 010
As of 01.01.2004	937 940 010	Common stock: 735,917,222 pcs. Preferred stock: 202,022,788 pcs.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1 131 414 770
As of 31.01.2005	1 131 414 770	Common stock: 881,045,433 pcs. Preferred stock: 250,369,337 pcs.	—	—	1 131 414 770

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cent of the authorized capital.
As of 01.01.03, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted to 13.3 per cent of the authorized capital.
As of 01.10.2003, 17 522 thousand roubles were deducted to the reserve, as a result of which the amount of the reserve as of 01.10.2003 was 46 897 thousand roubles, or 5% of the Issuer's authorized capital.
As of 31.03.05 the amount of the reserve fund is 46,897 thousand roubles or 4.14% of the Issuer's authorized capital.

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer

Name of the supreme management body of the issuer: *General Meeting of the Shareholders*

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the issuer (in compliance with article 12 of the Issuer's Articles of Association):

1. A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the issuer's supreme management body, and procedure of sending (presenting) such demands (articles 12 and 13 of the Issuer's Articles of Association):

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the issuer (article 12 of the Issuer's Articles of Association):

The date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company.

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: ***RSU (Repair and Construction Board) -Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,033196 %***
Percentage of issuer's common stock held by the said party: ***0,034753 %***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000568 %***
Percentage of issuer's common stock held by the said party: ***0,000729 %***

Andrey Alexeyevich Kulazhenkov
Year of birth: ***1964***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0,000053%***
Percentage of issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,033196 %***
Percentage of issuer's common stock held by the said party: ***0,034753 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,003288 %***
Percentage of issuer's common stock held by the said party: ***0,002996 %***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,001311 %***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***AMT Limited Liability Company***
Abbreviated official name: ***AMT LLC***
Location: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,252462 %***
Percentage of issuer's common stock held by the said party: ***0,287731%***

Officials:
Vadim Vladimirovich Kotov
Year of birth: ***1965***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Pagetelecom Limited Liability Company***
Abbreviated official name: ***Pagetelecom LLC***
Location: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Galina Petrovna Korneyeva
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Angelika Rudolfovna Mikhalkevich
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Natalia Dmitrievna Rudenko
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0,0036%***
Percentage of issuer's common stock held by the said party: ***0,0017%***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***
Sole executive body: not provided for by the legislation in the process of voluntary winding up

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Issuer's share in the authorized capital of the corporation: ***100%***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0,314163 %***
Percentage of Issuer's common stock held by the company: ***0,048997 %***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0012%***
Percentage of issuer's common stock held by the said party: ***0,0015%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Lyubov Vladimirovna Buslayeva
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000358 %***
Percentage of issuer's common stock held by the said party: ***0,000307 %***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***

Officials:
Board of Directors:
Viktor Ivanovich Plyachenko
Year of birth: ***1958***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,008680 %***
Percentage of issuer's common stock held by the said party: ***0,006698 %***

Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,1679%***
Percentage of issuer's common stock held by the said party: ***0,1979%***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0039 %***
Percentage of issuer's common stock held by the said party: ***0,00032 %***

Maxim Nikolaevich Semashko
Year of birth: ***1967***
Duties of the official: Acting ***sole executive body***

Share of the party in the Issuer's authorized capital: *0,024%*
Percentage of issuer's common stock held by the said party: *0,031%*

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***one-person executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***Artelecom Service LLC***
Location: ***the city of Arkhangelsk, Russian Federation***
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Elvira Ravilovna Sadykova
Year of birth: ***1967***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Board of Directors:
Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,016124 %***
Percentage of issuer's common stock held by the said party: ***0,020134 %***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,003288 %***
Percentage of issuer's common stock held by the said party: ***0,002996 %***

Alla Victorovna Ionina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,015298 %***
Percentage of issuer's common stock held by the said party: ***0,018986 %***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Abbreviated official name: ***SPb TC CJSC***
Location: ***24, Bolshevikov pr., St. Petersburg, 193232, Russian Federation***
Issuer's share in the authorized capital of the corporation: ***59,3 %***
Percentage of common stock held by the Issuer: ***59,3%***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Alexandr Alexandrovich Gogol
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vitaliy Ivanovich Danilov
Year of birth: ***1960***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,015298 %***
Percentage of issuer's common stock held by the said party: ***0,018986 %***

Evgeny Borisovich Stepanov
Year of birth: ***1978***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexey Victorovich Bykov
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Daniil Yuryevich Kulikov
Year of birth: ***1964***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***22, ul. Industrialnaya, pos. Pankovka, Novgorod district, Novgorod Oblast, 174126***

Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000203 %***
Percentage of issuer's common stock held by the said party: ***0,000261 %***

Victor Evgenyevich Novikov
Year of birth: ***1946***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0015 %***
Percentage of issuer's common stock held by the said party: ***0,0018 %***

Victor Ivanovich Silkin
Year of birth: ***1947***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0012%***
Percentage of issuer's common stock held by the said party: ***0,0015%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000203 %***
Percentage of issuer's common stock held by the said party: ***0,000261 %***

Victor Ivanovich Silkin
Year of birth: ***1947***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Valentina Iosifovna Lupanova
Year of birth: ***1950***
Duties of the official: ***Member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***0,0022 %***
Percentage of issuer's common stock held by the said party: ***0,0018 %***

Svetlana Nikolaevna Feller
Year of birth: ***1971***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,001 %***
Percentage of issuer's common stock held by the said party: ***0,0002 %***

Victor Evgenyevich Novikov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0015 %***
Percentage of issuer's common stock held by the said party: ***0,0018 %***

Vladimir Yurievich Prosin
Year of birth: ***1960***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity. Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation***

Full name: ***KABELVIDEO Limited Liability Company***
Abbreviated official name: ***KABELVIDEO LLC***
Location: ***45, ul Kuratova, Syktyvkar, Komi Republic, 167610***
Issuer's share in the authorized capital of the corporation: ***51%***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***

Officials:
Board of Directors:
Viktor Ivanovich Plyachenko
Year of birth: ***1958***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0086800 %***
Percentage of issuer's common stock held by the said party: ***0,006698 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vladimir Vasilievich Kolpakov
Year of birth: ***1949***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***

Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***Kolatelecom OJSC***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,001177 %***
Percentage of issuer's common stock held by the said party: ***0,001511 %***

Nina Yakovlevna Troshina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000216%***
Percentage of issuer's common stock held by the said party: ***0,000266 %***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nikolay Borisovich Korzenev
Year of birth: ***1971***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***

Officials:
Board of Directors:
Viktor Ivanovich Plyachenko
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***0,008680 %***
Percentage of issuer's common stock held by the said party: ***0,006698 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Alexandrovich Samarkin
Year of birth: ***1961***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,000597 %***
Percentage of issuer's common stock held by the said party: ***0,000307 %***

Vladimir Alexandrovich Tyrin
Year of birth: ***1958***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Tatiana Alexandrovna Lukoshenko
Year of birth: ***1979***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
The Board of Directors, one-person and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC Medexpress***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34,59 %***
Percentage of common stock held by the Issuer: ***34,59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:

Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0,033196 %***
Percentage of issuer's common stock held by the said party: ***0,034753 %***

Frieder Booble
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0,143149 %***
Percentage of issuer's common stock held by the said party: ***0,089292 %***

Wolfgang Wand
Year of birth: ***1952***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Gerhard Jurka
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***Member of the collegiate executive body, one-person executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Full official name: ***PARMA-TELECOM Limited Liability Company***
Abbreviated official name: ***PARMA-TELECOM LLC***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Issuer's share in the authorized capital of the corporation: ***34,18 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***

Officials:
Board of Directors:
Viktor Ivanovich Plyachenko
Year of birth: ***1958***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,008680 %***
Percentage of issuer's common stock held by the said party: ***0,006698 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Dmitry Anatolievich Khmelevsky
Year of birth: ***1973***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Veniaminovich Selivanov
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,0018%***
Percentage of issuer's common stock held by the said party: ***0,0003%***

Sergey Gennadievich Pisarev
Year of birth: ***1970***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Oleg Stanislavovich Shedenkov

Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Samoil Davidovich Moldavskiy
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0,000982 %***
Percentage of issuer's common stock held by the said party: ***0,000212 %***

Sergey Stepanovish Savchuk
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Percentage of common stock held by the Issuer: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
The Board of Directors, one-person and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: Dancell, SPb CTJSC
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Percentage of common stock held by the Issuer: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
The Board of Directors, one-person and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***non-bank crediting organization Northern Clearing Chamber – a closed jont-stock company***
Abbreviated official name: ***Northern Clearing Chamber CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***19.98 %***
Percentage of common stock held by the Issuer: ***19,98 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Officials:

Board of Directors:
Stanislav Vladimirovich Potyomkin
Year of birth: ***1946***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vera Albertovna Lycheva
Year of birth: ***1968***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Ivanovich Gladkov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Lyudmila Petrovna Karpova
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vladimir Ivanovich Belokaminskiy
Year of birth: ***1949***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,067248 %***
Percentage of issuer's common stock held by the said party: ***0,085698 %***

Vladimir Anatolyevich Strezhnev
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vitaliy Lvovich Chebotov
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Full official name: ***Kart-Tsentr Meta limited liability company***
Abbreviated official name: ***KTs Meta LLC***
Location: ***19, ul Babushkina, Syktyvkar, Komi Republic***
Issuer's share in the authorized capital of the corporation: ***18,9 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***

Officials:
Board of Directors:
Nikolay Alexandrovich Sosnovskiy
Year of birth: ***1956***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Yakovlevich Balas
Year of birth: ***1945***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Elena Mikhaylovna Zhgileva

Year of birth: *1947*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Pavel Alexandrovich Kurlygin
Year of birth: *1970*
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Yuryevich Agalakov
Year of birth: *1962*
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Petr Mikhailovich Kasperskikh
Year of birth: *1966*
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name: ***OJSC Telecominvest***
Location: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Issuer's share in the authorized capital of the corporation: ***15 %***
Percentage of common stock held by the Issuer: ***15 %***
Share of the party in the Issuer's authorized capital: ***0,0059 %***
Percentage of issuer's common stock held by the said party: ***0,0075 %***

Officials:
Board of Directors:
Valery Nikolayevich Yashin
Year of birth: *1941*
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,143149 %***
Percentage of issuer's common stock held by the said party: ***0,089292 %***

Vladimir Alexandrovich Akulich
Year of birth: *1956*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Vladimirovich Soldatenkov
Year of birth: *1963*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,002061 %***
Percentage of issuer's common stock held by the said party: ***0,000014 %***

Sergey Ivanovich Kuznetsov
Year of birth: *1953*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0, 001178 %***

Percentage of issuer's common stock held by the said party: ***0,000355 %***

Piter Bernard Schuchardt
Year of birth: *1938*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Martti Huttonen
Year of birth: *1959*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Yury Alexandrovich Bilibin
Year of birth: *1971*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nikolay Vladimirovich Pevtsov
Year of birth: *1941*
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0,011203 %***
Percentage of issuer's common stock held by the said party: ***none***

Saku Berk
Year of birth: ***The issuer has no data***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Michael Bemke
Year of birth: ***The issuer has no data***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Maxim Yurievich Gorokhov
Year of birth: *1968*
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***North-West Telecombank Closed Joint-Stock Company***
Abbreviated official name: ***North-West Telecombank CJSC***
Location: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***
Percentage of common stock held by the Issuer: ***14,23 %***
Share of the party in the Issuer's authorized capital: ***0,0412 %***
Percentage of issuer's common stock held by the said party: ***0,0133 %***

Officials:

Yury Alexandrovich Bilibin
Year of birth: *1971*
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Irina Vladimirovna Golovchenko
Year of birth: ***1959***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Maxim Yurievich Gorokhov
Year of birth: ***1968***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexandr Anatolyevich Barunin
Year of birth: ***1972***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Victorovich Ivanov
Year of birth: ***1962***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0,000364 %***
Percentage of issuer's common stock held by the said party: ***0,000117 %***

Mikhail Grigoryevich Trufanov
Year of birth: ***1959***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body:
Vera Ivanovna Korotayeva
Year of birth: ***1959***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Victorovich Ivanov
Year of birth: ***1962***
Duties of the official: ***Chairperson of the Management Board, sole executive body***
Share of the party in the Issuer's authorized capital: ***0,000364 %***
Percentage of issuer's common stock held by the said party: ***0,000117 %***

Olga Dmitriyevna Volodina
Year of birth: ***1957***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Irina Mikhaylovna Sudakova
Year of birth: ***1945***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Full official name: ***VISA Closed Joint-Stock Company***
Abbreviated official name: ***CJSC VISA***
Location: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***
Percentage of common stock held by the Issuer: ***10 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Alexandr Viktorovich Rozov
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vladimir Yakovlevich Khodyrev
Year of birth: ***1930***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Alexey Valeryevich Bulygin
Year of birth: ***1955***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Gennady Ivanovich Vlasov
Year of birth: ***1947***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Alexandrovich Lyapustin
Year of birth: ***1978***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Rostelegraph Closed Joint-Stock Company***
Abbreviated official name: ***Rostelegraph CJSC***
Location: ***7 ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital of the corporation: ***11,76%***
Percentage of common stock held by the Issuer: ***11,76 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Vaagn Artavazdovich Martirosyan
Year of birth: ***1951***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Anatoly Viktorovich Grib
Year of birth: ***1961***
Duties of the official: ***Member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Oleg Valentinovich Mamontov
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nikolay Vladimirovich Martynenko
Year of birth: ***1971***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Victor Ivanovich Prilipko
Year of birth: ***1944***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Olga Matveyevna Rybakina
Year of birth: ***1955***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Yury Vasilyevich Kuzmenko
Year of birth: ***1949***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Vladimir Viktorovich Nozdrin
Year of birth: ***1950***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Andreyevich Tokarenko
Year of birth: ***1960***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0 %***
Percentage of issuer's common stock held by the said party: ***0%***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Kit Closed-Type Joint-Stock Company***
Abbreviated official name: ***KIT CTJSC***
Location: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital of the corporation: ***6, 97 %***
Percentage of common stock held by the Issuer: ***6,97 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***
The Board of Directors, one-person and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***TD-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***TD-Telecom CJSC***
Location: ***8, Voskresenskaya ul., 6th floor, Arkhangelsk, 163061***

Issuer's share in the authorized capital of the corporation: ***6.72 %***
Percentage of common stock held by the Issuer: ***6,72 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Officials:
Board of Directors:
Vladimir Ivanovich Belokaminskiy
Year of birth: ***1949***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0, 067248 %***
Percentage of issuer's common stock held by the said party: ***0,085698 %***

Nina Ivanovna Bakina
Year of birth: ***1950***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Nikolay Mikhaylovich Vanichev
Year of birth: ***1938***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0,000048 %***
Percentage of issuer's common stock held by the said party: ***000023%***

Nataliya Sergeyevna Sinkova
Year of birth: ***1949***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: ***none***

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: ***issuer***

Rating	Period				
	2000	2001	2002	2003	2004
International credit rating	-	CCC/stable	CCC/stable	B- / stable	B-/ positive
Date of assigning the credit rating	-	11.12.2000	11.12.2001	02.04.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***B-/ positive***
Date of assigning the rating: ***12.05.2004***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***

Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type, category, series, form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

It is impossible to indicate the credit rating as of the date of the end of the quarter under report, as all bonds of the issue have been retired.
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***
The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	as of the date of the end of the quarter under report
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:
Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

8.2. Data on Each Category of Issuer's Shares

Stock category: ***common***
Face value of a share (roubles): ***1***
Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***881 045 433***

Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***
Number of stated shares (in compliance with the Issuer's Article of Association): ***6,098***
Number of shares on the issuer's balance sheet: ***0***
Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***
State registration No.: ***1-02-00119-A***
Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):
Each common share of the Company grants equal volumes of rights to the shareholders holding them.
Each shareholder – holder of common stock of the Company has the following rights:
- to participate in the general meeting of the Company's shareholders according to the procedure provided for by the active law of the Russian Federation;
- to receive dividend according to the procedure provided for by the active law of the Russian Federation and the Company's Articles of Association, in case of their statement by the Company;
- to get a part of the Company's property remaining after its liquidation in proportion to the number of the shares held by him;
- to get access to documents mentioned in paragraph 1 of article 89 of the Federal Law On Joint-Stock Companies according to the procedure provided for by article 91 of the said law, and getting their copies on a paid basis;
- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by issuing to such a shareholder an extract from the register of the Company's shareholders;
- to obtain from the Company's registrar information on all the records on its personal account and other information provided for by the statutory acts of the Russian Federation setting the procedure of keeping a register of shareholders;
- to alienate shares held by him without consent of other shareholders and the Company thereto;
- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil right in court, and among other things, to claim damages from the Company;
- to demand redemption of all or part of shareholder's shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation;
- to sell the shares to the Company if the Company has decided to purchase the said shares;
- to demand from the Company an extract from the list of persons authorized to participate in the General Meeting of Shareholders containing information on a shareholder;
- priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of shareholder's shares.
A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).
Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.
Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.
The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.
The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by the applicable laws of the

Russian Federation or the Company's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting may be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the Russian Federation and the Articles of Association.

Stock category: ***preferred type A***
Face value of a share (roubles): ***1***
Number of shares in circulation (number of shares that are not retired or cancelled): ***250,369,337***
Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***
Number of stated shares (in compliance with the Issuer's Article of Association): ***32,486***
Number of shares on the issuer's balance sheet: ***0***
Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***
State registration No.: ***2-02-00119-A***
Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Type, series (category), form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***
Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***300 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***all securities of the issue have been retired***
Retirement date for the securities of the issue: ***April 9, 2004***
Ground for retirement of the securities of the issue: ***execution of the obligations under the securities***

8.3.2. Data on Issues, the Securities of Which are Circulating

<u>**Data on Issuer's Bonds.**</u>
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing non-convertible***
Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1 500 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***1 500 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1 500 000***

Rights granted by each of the securities of the issue: ***The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.***

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire the Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the Issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent), its duties being entrusted to:

Full official name of the organization: North-West Telecombank Closed Joint-Stock Company

Abbreviated official name: Telecombank CJSC

Location: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

General license for banking operations: №168

Date of issue: 22.03.2000

Validity period: without limitation of the validity period

Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC, may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Interest yield, or procedure of determining it:

Coupon (interest) period		Coupon (interest) yield
Starting date	**Completion date**	
1. Coupon: 1		
Bonds floatation starting date	91st day from the day floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon of the Bonds is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing of the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.
2. Coupon: 2		
91st day from the day floatation of the Bonds starts	182nd day from the day floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.
3. Coupon: 3		
182nd day from the day floatation of the Bonds starts	273rd day from the day floatation of the Bonds starts	The coupon rate for the third coupon is equal to the coupon rate for the first coupon.
4. Coupon: 4		
273rd day from the day floatation of the Bonds starts	364th day from the day floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.
5. Coupon: 5		
364th day from the day floatation of the Bonds starts	455th day from the day floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;
6. Coupon: 6		
455th day from the day floatation of the Bonds starts	546th day from the day floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.
7. Coupon: 7		
546th day from the day floatation of the Bonds starts	637th day from the day floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.
8. Coupon: 8		
637th day from the day floatation of the Bonds starts	728th day from the day floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.
9. Coupon: 9		
728th day from the day floatation of the Bonds starts	819th day from the day floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the

		information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day floatation of the Bonds starts	910th day from the day floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day floatation of the Bonds starts	1001st day from the day floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day floatation of the Bonds starts	1092nd day from the day floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all concerned parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

Ki = Ci * Ni * (ti - Ti)/365/100%
where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

Ki = Ci * 0.7 * N * (ti - Ti)/365/100%

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

Ki = Ci * 0.4 * N * (ti - Ti)/365/100%

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth will amount to 13.2% per annum. The procedure of determining the 9th to 16th coupon rate is described above.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).
The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.
It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of

payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.
A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.
On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment. The List of Bond Holders for coupon yield payment shall include the following details:
a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;
c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:
- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;
f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.
Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.
On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
No coupon yield on unfloated Bonds shall be accrued or paid.
Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.
Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Security for bonds of the issue: ***The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.***
An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***

Abbreviated name: ***NDC***
Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing non-convertible***
Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3 000 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***3 000 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3 000 000***

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

The Bond Holders are entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the securities issue, which is at least 5 (five) last days of the 12 (Twelfth) coupon period.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Warrantor) with the appropriate demand.

The Limited Liability Company "NWT-Finance" is the party providing security for the Bonds issue.

The Bond with the security in the form of a surety of NWT-Finance LLC provides to its owner all the rights ensuing from such security according to the security conditions determined in Clause 12.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular. With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.
Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are shown in Clause 9.7 of the Decision on the securities issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the securities issue in compliance with the legislation of the Russian Federation.

The Bond owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

1. Bonds Retirement Form:

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.

No possibility of choosing the form of Bonds retirement by their owners is provided for.

2. Procedure and Terms of Bonds Retirement including Retirement period.

Bonds retirement timing or procedure of determining it:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):

The 1820th (One thousand eight hundred twentieth) day from the starting date of Bonds floatation - retirement of the first part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the first part of face value coincide;

The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement of the second part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the second part of face value coincide;

The 2184th (Two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatation - retirement of the last part -40 (Forty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the last part of face value coincide;

The dates (procedure of fixing the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the third day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depository, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Deposatary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the currency of the Russian Federation by transfer to the Bond Owners.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Procedure and conditions of coupon yield payment:

Coupon (interest) period	Time (date) of	Date of making up the list of Bond Owners for

		coupon (interest) yield payment	payment of the coupon (interest) yield
Starting date	Completion date		

1 Coupon

Bonds floatation starting date	91st day from the day when floatation of the Bonds starts	on the 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds.
It is presumed that nominal holders who are the depositors of the Depositary, are authorized to receive Bonds yield money. The Depositary's depositor not authorized by his client to receive the yield amounts under the Bonds, shall transfer, not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Bonds Yield Payment, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.
Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .
Execution of obligation in respect of an owner included in the list of Bond Owners and/or Nominal Bond Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the said List.
If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.
If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.
No later than on the 2 (second) working day before the date of Bonds yield payment, the Depository shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Holders of the Bonds, including the following data:
a) full name of the party authorized to receive the yield amounts under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the yield amounts under the Bonds;
c) location and mailing address of the party authorized to receive the yield amounts under the Bonds;
d) bank account details of the party authorized to receive the yield amounts under the Bonds, viz:
- account No.:
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the yield amounts under the Bonds;
f) tax status of the party authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.
In such a case the Issuer fulfils the obligations under the Bonds on the basis of Deposatary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.
Within 2 (two) working days before the date of Coupon Yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depository, the Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.
On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.

If one person is authorized to receive Bond Coupon Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of payment of the coupon yield under the Bonds falls on a day off, irrespective of whether this is a public holiday or a day off for settlement transactions, payment of the relevant amount of money shall be effected on the first working day following the day off. The owner of the Bond shall not be entitled to claim any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

3 Coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

4 Coupon The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

5 Coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the fifth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

6 Coupon

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	on the 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the sixth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

7 Coupon

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on the 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the seventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

8 Coupon

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on the 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the eighth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

9 Coupon

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on the 819th day from the day when floatation of	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the

		the Bonds starts	third day before the day of Bond yield payment .

The procedure of the ninth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

10 Coupon

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on the 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the tenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

11 Coupon

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on the 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the eleventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

12 Coupon

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on the 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twelfth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

13 Coupon

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	on the 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the thirteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

14 Coupon

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	on the 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the fourteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

15 Coupon

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	on the 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the fifteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

16 Coupon

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	on the 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the sixteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

17 Coupon

1456th day from the day floatation of the Bonds starts	1547th day from the day floatation of the Bonds starts	on the 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the seventeenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

18 Coupon

1547th day from the day floatation of the Bonds starts	1638th day from the day floatation of the Bonds starts	on the 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the third day before the day of Bond yield payment .

The procedure of the eighteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

19 Coupon

1638th day from the day floatation of the Bonds starts	1729th day from the day floatation of the Bonds starts	on the 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the nineteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

20 Coupon

1729th day from the day floatation of the Bonds starts	1820th day from the day floatation of the Bonds starts	on the 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twentieth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.
The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.

21 Coupon

1820th day from the day floatation of the Bonds starts	1911th day from the day floatation of the Bonds starts	on the 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty first coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

22 Coupon

1911th day from the day floatation of the Bonds starts	2002nd day from the day floatation of the Bonds starts	on the 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.
The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.

23 Coupon

2002nd day from the day floatation of the Bonds starts	2093rd day from the day floatation of the Bonds starts	on the 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

24 Coupon

2093rd day from the day floatation of the Bonds starts	2184th day from the day floatation of the Bonds starts	on the 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depository's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds.

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the MICE Stock Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Security for bonds of the issue:
A secured Bond provides to its holder all the rights ensuing from such security.
Party Providing Security for the Bonds – NWT-Finance Limited Liability Company undertakes to ensure that the Issuer's obligations to Bonds owners will be fulfilled in case of Issuer's refusal to fulfil the obligations or in case of a delay in fulfilling respective obligations under the Bonds, according to the terms of the guarantee provided.

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NDC***
Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:
Full name: ***Trubsnab Limited Liability Company***
Abbreviated name: ***Trubsnab LLC***
Tax-payer's identification No.: ***2320099881***
Location: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***
Mailing address: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:
Full name: ***NWT-Finance Limited Liability Company***
Abbreviated name: ***NWT-Finance LLC***
Tax-payer's identification No.: ***7840306212***
Location: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***

Mailing address: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Basic state registration No: ***1047855105650***
Date of making the entry in the Single state register of legal entities: ***11.10.2004***

8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue

I. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): ***1 500 000 000***

Procedure of presenting claims to the warrantor by bond holders:
In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.
Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;
c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,
6) other cases expressly provided for by the legislation of the Russian Federation.
In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.
Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds of the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.
Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:
Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).
The said Demand to Fulfil the Obligations shall meet the following conditions:
- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);
- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;
- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:
- the principal amount of the debt in retirement of the Bonds;
- the coupon yield in the form of interest on the face value of the Bonds;
- public irrevocable obligations of the Issuer to redeem its Bonds.
The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations.
The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds.

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:
11,232,245 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of providing the security (according to the data of the Company's accounting as of 31.03.2003):
200,239 thousand roubles.

II. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): *3 000 000 000*

Procedure of presenting claims to the warrantor by bond holders:
Bond Owners and/or nominal Bond Holders shall present to the Warrantor written requests to pay the respective portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to as the Claim of Fulfilling the Obligations (Claim)).
The Claim of Fulfilling the Obligations shall meet the following conditions:
- The Claim of Fulfilling the Obligations shall be presented to the Warrantor in writing in Russian and signed by the Bonds Owner (or its authorized representatives);
- The following shall be stated in the Claim of Fulfilling the Obligations: full name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account of the Bonds Owner to transfer monies, number of the Bonds, under which the Claim of Fulfilling the Obligations is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Claim of Fulfilling the Obligation.
- The Claim of Fulfilling the Obligations shall state that the Issuer has not fulfilled or failed to fulfil completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:
the obligations to pay a respective part of the face value;
the obligations to pay the coupon yield;
- The Claim of Fulfilling the Obligations shall be presented to the Warrantor no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations. **The date** when the **Warrantor** receives the Claim shall be considered as the date of presenting Claim.
- To prove the rights of the Bonds Owner to the Bonds stated in the Claim of Fulfilling the Obligations, such Claim shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.
- The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Warrantor by registered mail, by messenger mail or express mail.

- The Warrantor shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Warrantor is entitled to express any objections against the Claim of Fulfilling the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.
- Claims of Fulfilling the Obligations presented to the Warrantor later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations shall not be considered by the Warrantor.
- If the Warrantor chooses to satisfy the Claim of Fulfilling the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Claim of Fulfilling the Obligations.

Value of the Issuer's net assets as of the date of the last completed period under report preceding the date of the Offering Circular approval: *12,305,767 thousand roubles.*

Value of the net assets of the legal entity providing the guarantee securing the fulfillment of Issuer's obligations under the Bonds as of the date of the last completed reporting period before the date of approval of the Offering Circular. *10 thousand roubles.*

8.6. Data on Organizations Registering Titles to Issuer's Issued Securities

Party keeping the Issuer's register of registered securities owners: *registrar.*
Registrar:
Full and abbreviated official names:
Registrator-Svyaz Closed Joint-Stock Company
Registrator-Svyaz CJSC
Location: ***15a, ul. Kalanchevskaya, Moscow, 107078***
Tel: ***(095) 975-36-05*** Fax: ***(095) 933-42-21***
E-mail: ***regsw@asvt.ru***
License:
No. of license: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***
Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

Issuer's documentary securities with obligatory centralized care are circulating.
Depositary dealing with the centralized care:
Full official name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated official name: ***NDC***
Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***
No. of license: ***№ 177-03431-000100***
Date of issue: ***4.12.2000***
Validity period: ***permanent license***
Licensing authority: ***Federal Commission for the Securities Market of Russia***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

Regulatory document	Comments
1. Federal Law of October 9, 1992 No. 3615-1 "On Currency Regulation and Currency Control" (in the version of Federal Laws No. 192-FZ of 29.12.1998, No. 128-FZ of 05.07.1999, No. 72-FZ of 31.05.2001, No. 130-FZ of 08.08.2001, No. 196-FZ of 30.12.2001, No. 187-FZ of 31.12.2002, No. 192-FZ of 31.12.2002, No. 28-FZ of 27.02.2003, No. 116-FZ of 07.07.2003 with amendments introduced by the Ruling of 04.03.1999 No. 50-O of the RF Constitution Court)	—

2. Provisions of December 21, 2000 No. 129-P of the RF Central Bank "On the Issue by the RF Central Bank Territorial Offices of Permits for Certain Currency Transactions Related to Cash Flow to Resident Legal Entities"	Securities floatation by non-residents in the RF, or by residents outside the RF
3. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
4. Provisions of July 5, 2001 No. 142-P of the RF Central Bank "On the Procedure of Currency Transactions Related to Direct Investments in CIS Countries by Resident Legal Entities"	Floatation of securities in CIS by RF residents
5. Instructions of June 29, 1992 No. 7 of the RF Central Bank "On the Procedure of Required Sale of a Part of Hard Currency Proceeds via Authorized Banks by Corporations, Associations, and Organizations, and Transactions on the RF Domestic Currency Market" (with amendments of 18.06.1999)	Hard currency dividends received by residents
6. Instructions of October 12, 2000 No. 93-I of the RF Central Bank "On the Procedure of Opening Non-Resident Bank Accounts in the RF Currency by Authorized Banks, and Transactions via such Accounts" (with amendments of 29.11.2000)	—
7. Instructions of December 28, 2000 No. 96-I of the RF Central Bank "On Special Type C Non-Resident Accounts" (in the version of 25.02.2003)	—
8. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	—

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interest received from a Russian organization, and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of the income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent according to the procedure provided for by article 275 of the RF Tax Code.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, a 30% tax rate is applicable to such payments as per paragraph 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- *purchase and sale of securities circulating in the organized securities market;*
- *purchase and sale of securities that are not circulating in the organized securities market.*
- *involving futures contract financial instruments, where the basic asset is securities;*
- *purchase and sale of investment shares of unit investment trusts, including their retirement;*
- *involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.*

Under paragraph 3 of article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1, clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for option transactions, and reduced by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpayer's costs shall also include sums paid to the asset manager as compensation and reimbursement for its costs incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset management, or where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separately for each securities category and each kind of earnings. Any costs that cannot be directly classified as reduction of earnings from transactions in securities of the appropriate category or as reduction of the appropriate kind of earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures contract financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings corresponding to the actual amount of the moneys paid. When payments are effected more than once in a tax period, the tax amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions executed by such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as of the date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within one month from the tax period expiry date or from the date of payment of the moneys (or transfer of securities). Where payments are made from assets under asset management before the expiry of the asset

management agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings corresponding to the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the tax-payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, notify in writing the taxation authority in the location where it is registered on the impossibility to effect the deduction and on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal proportions, the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, and the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in paragraph 1 of Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed as a taxable basis percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the RF through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with paragraph 1 of Article 250 of the RF Tax Code, earnings from interests in other organizations (as dividends), and earnings received from transactions involving futures contract financial instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' receipt to the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with paragraph 1 of Article 265 of the RF Tax Code, costs in the form of interest on debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expenses of management of its own securities issue, servicing of its own securities, information supplied to the shareholders, and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale costs reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchase of securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizations (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent and establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earnings shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the total dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current tax period. When the difference is negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/or an individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as the sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*
2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation period till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under issuer's shares:

	1999	2000	2001	2002	2003
Stock category	*Common*				
Amount of stated (accrued) dividend per share, roubles	*0,012*	*0,119*	*0,077*	*0,064*	*0,083*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*4 587 465,60*	*56 293 779,55**	*36 425 386,37*	*47 098 702,21*	*61081145,18***
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*09/06/2000*	*25/05/2001*	*25/06/2002*	*23/06/2003*	*30/06/2004*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 09/06/2000*	*Minutes No. 1 of 25/05/2001*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*
time fixed for payment of the stated dividend	*The dividend shall be paid within 60 days from the day of resolution on its payment.*	*The approved dividend payment date is from September 1. 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*1999*	*2000*	*2001*	*2002*	*2003*
total amount of dividend paid under all shares, roubles	*-****	*-*****	*-*****	*45 340 206,18*	*58 252 832,03*
Category, type of stock	*Preferred type A*				
Amount of stated (accrued) dividend per share, roubles	*0,079*	*0,257*	*0,248*	*0,140*	*0,357*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*6 650 694,00*	*29 411 299,10**	*28 381 331,04*	*28 283 190,32*	*72 122 144,44***
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*09/06/2000*	*09/06/2000*	*25/06/2002*	*23/06/2003*	*30/06/2004*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 09/06/2000*	*Minutes No. 1 of 09/06/2000*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*
time fixed for payment of the stated dividend	*The dividend shall be paid within 60 days from the day of resolution on its payment.*	*The approved dividend payment date is from September 1. 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*1999*	*2000*	*2001*	*2002*	*2003*
total amount of dividend paid under all shares, roubles	*-****	*-*****	*-*****	*28 259 106,22*	*70 676 917,06*

**** The calculation was made as follows:***

- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of each shareholder) containing fractions of a kopeck was rounded according to the rules of mathematics to the whole kopeck.

*****The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).***

**** The calculation is made as follows:***

- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded according to the rules of mathematics to the whole kopeck.

******The Issuer did not keep record of dividend payments for 1999 as itemized into dividends on common and preferred stock (see the table below)***

******The Issuer did not keep record of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)***

	1999	2000	2001
Total amount of dividend paid under common and preferred stock, roubles	11 069 052,26	138 982 002,07	

Reasons of incomplete payment of declared dividend for 2000 – 2003:
The payment of declared dividend for 2000-2003 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

Data on yield paid under the Issuer's Bonds:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***300 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***the bonds of the issue have been retired***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49,32***
On the second coupon: ***47,37***
On the third coupon: ***90,25***
On the fourth coupon: ***79,78***
On the fifth coupon: ***80,22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 958 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 211 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27 075 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23 934 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.03 till 09.04.04 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24 066 000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.04***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300 000 000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***

Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1 500 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***1 500 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1 500 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35,4***
On the second coupon: ***35,4***
On the third coupon: ***35,4***
On the fourth coupon: ***35,4***
On the fifth coupon: ***32,91***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.10.03 till 08.01.04 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.04 till 07.04.04 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.04 till 07.07.04 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***06.10.04 till 07.01.05 (11.01.05 due to falling on days off) (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***

8.10. Other Data

none

APPENDIX 1.

APPROVED
by the Decision of the Board of Directors
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No. 33-04 of 22nd September 2004

Corporate Governance Code
(version 01-04)

Saint Petersburg
2004

Contents

Introduction

The purpose of this Code is to ensure a better transparency of the Company and to confirm that the Company adheres to the standards of proper corporate governance through:

- responsible, conscientious and efficient management,
- efficient work of the Board of Directors, the Managing Board, and the General Manager, which act for the benefit of the Company and its shareholders and create conditions for stable growth of the Company's stock price,
- proper information disclosure and transparency, and efficient risk management and internal control system.

By adopting this Code and strictly following the provisions of the Code, Articles of Association and other bylaws of the Company, the Company confirms its intention to facilitate the development and improvement of the practice of proper corporate governance. To further strengthen the trust of the shareholders, employees, investors and the public at large, in developing this Code, while observing the imperative prescriptions of the active Russian law, the Company adopts extra provisions based on the principles of corporate governance *recognized in the Russian and international practice, including the provisions of the* Corporate Governance Code recommended by the Federal Commission for the Securities Market of Russia (hereinafter referred to as the Code of the Federal Commission for the Securities Market).

This Code is based on actual recommendations of the international and Russian practice of corporate governance and contains the ideology and practice of Company Corporate Governance existing as of the moment it is adopted. The Company keeps an eye on new trends in the field of corporate governance and promptly introduces new progressive ideas and technologies of corporate governance.

The Company Code is a code of general corporate governance principles, to which the Company adheres or intends to adhere in its future daily activities.

The Company undertakes the obligations provided for by this Code, undertakes to ensure respect for and observance of its spirit and provisions and to do its best to make these principles obligatory for its subsidiary companies.

The Company aspires to make the observance of the corporate governance principles a part of the employees' corporate culture. To ensure the introduction of the said principles, the Company shall:

- provide regular monitoring of compliance with corporate governance principles,
- provide personnel training,
- take other actions enhancing its employees' commitment to corporate governance principles.

Information on the Company:

The Open Joint-Stock Company North-West Telecom provides telecommunication services under the available licenses in the territory of the Northwestern Federal District and is one of the biggest telecommunication operators of Russia.

Company's Mission:

To facilitate the development of the society, ensuring freedom of contacts and access to information.

Company's Goals:

- promotion of the services offered to the markets of the North-Western Federal District that are not covered yet, in compliance with its licenses,
- creating conditions for each subscriber to be able to use all the services provided by OJSC NWT,
- bringing OJSC NWT to top positions among Russian telecommunication operators in terms of economic indicators, and retaining these positions,

Company's priorities in the field of corporate governance are:

- equal chances for each shareholder in the exercise of their rights,

- ensuring the leading role of the Board of Directors in handling strategic goals and management control,
- striving for full and timely disclosure of information on the Company.

Company's shares circulate at the following stock exchanges: CJSC MMVB Stock Exchange (Moscow Interbank Currency Exchange), NP RTS Stock Exchange, CJSC St. Petersburg Currency Exchange, NP St. Petersburg Stock Exchange; and in the form of 1st Level American Depositary Receipts for common shares in the US off-exchange market.

This Corporate Governance Code has been developed with the immediate participation of and on the basis of materials provided by the International Finance Corporation (IFC).

Part I. Adherence to the Corporate Governance Principles

1. Definition and Principles

The Company defines corporate governance as structures and processes in the field of Company management and its activities supervision, embracing the complex of relations between shareholders, the Board of Directors and the executive bodies of the Company and functioning for the purposes of ensuring a long-term growth of the shares value. It considers corporate governance as a means of improving the accessibility and reducing the value of attracted capital, enhancing operation efficiency and strengthening the reputation of the Company.

This Code contains provisions regulating the Company's corporate governance standards and is based on the Russian laws, including the Code of the Federal Commission for the Securities Market, and the principles of corporate governance recognized in the international practice, such as the Corporate Governance Principles in the OECD countries.

The Company's corporate governance is based on the following principles:

- Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.
- Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.
- Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.
- Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.
- Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate governance and business activities.

The Company, its officials and all employees shall be guided in their activities by the requirements of the active law and by the ethic principles adopted in the business community.

2. Company's Bylaws

The structures, processes and practice of corporate governance shall be governed by the Articles of Association and the bylaws of the Company, including:

- Provisions on the General Meeting of Shareholders,
- Provisions on the Board of Directors;
- Provisions on the Auditing Committee,
- Provisions on the Managing Board;
- Provisions on Dividends on Shares,
- Provisions on Committees of the Board of Directors,

- Provisions on the procedure of large transactions, related party transactions, and transactions requiring approval by the Board of Directors according to the Articles of Association of the Company,
- Provisions on the procedure of issue of documents to shareholders.

The above bylaws of the Company have been prepared in compliance with the provisions of the active law and taking into account the basic provisions of the Code of the Federal Commission for the Securities Market and the corporate governance principles recognized in the international practice. All the above listed bylaws can be freely accessed on the Company's Internet site www.nwtelecom.ru.

3. General Structure of Corporate Governance and Control

The structure of corporate governance shall ensure the strategic management of and efficient control over the executive bodies by the Board of Directors, as well as accountability of the Company's Board of Directors to the general meeting of the shareholders.

The general structure of Company's corporate governance and control includes:

- ***General Meeting of Shareholders*** – the supreme controlling body of the Company ensuring participation of shareholders in management of the Company and in its profit distribution.
- ***Board of Directors*** – the Company's controlling body responsible for development of the Company's strategy and providing supervision and control over the executive bodies' activities. The Company's Board of Directors shall form Committees implementing the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc.
- ***General Manager and Managing Board*** – the Company's executive bodies responsible for management of the Company's routine operation and implementation of the strategy formulated by the Board of Directors.
- ***Auditing Committee*** - the Company's inspecting body monitoring the Company's business and reporting directly to the General Meeting of Shareholders.
- ***Corporate secretary*** - the Company's executive ensuring compliance by the controlling bodies with the requirements of internal provisions and external regulation, promoting efficient information exchange between the controlling bodies and executive bodies, and performing consultant functions for members of the Board of Directors and the top management. The Company's Articles of Association provide for the position of the Corporate Secretary.
- ***Internal Audit Department*** - the Company's division responsible for development and verification of efficiency of the Company's internal business control systems. The Department reports to the General Manager, and submits reports on audit results to the General Manager, Auditing Committee, and Board of Directors of the Company. The Provisions on the Internal Audit Department shall be approved by the Board of Directors; the Board of Directors shall also approve the appointment of its head.

4. Observing the Standards and Adhering to the Principles of Corporate Governance

Adherence to the corporate governance principles is an integral constituent of Company's business and business relations ethics, one of the most important conditions of improving the capitalization of the Company and, consequently, of the growth of its shareholders and employees' income.

The Company shall have a good image and exercise a deserved respect among both the Russian and international community, which is impossible without a conscientious adherence to the corporate governance principles, which establish a balance of the interests for shareholders, managers, the working team, contractors, creditors and state authorities.

The Company aspires at observing the high standards of corporate governance, taking into account the international and Russian advanced practices. The Company understands the importance of the corporate governance level both for improving the goodwill and for strengthening the economic position.

Development, control over the observance and periodic revision of the corporate governance policy and practice shall be ensured by the respective Committee of the Company's Board of Directors.

Part II. Proper Practice of the Operation of the Board of Directors and Executive Bodies

The Company considers the availability of an efficient, professional and independent Board of Directors an important element of good corporate governance. The Board of Directors cannot be substituted for talented managers or change the economic environment, in which the Company operates. However, it can influence the efficiency of operation through the general strategic management of and control over the work of the executive bodies in the interests of the Company and its shareholders. The executive bodies responsible for the management of the Company's current activities play an important role in the management processes. In the opinion of the Company, efficient interaction between the management bodies and the executive bodies and a clear division of powers between them are the key factor in ensuring the proper corporate governance practice.

1. Board of Directors

a. ***Authority.*** The terms of reference of the Board of Directors shall be defined in the Company's Articles of Association in compliance with the active law and the recommendations of the Code of the Federal Commission for the Securities Market. The issues included in the terms of reference of the Board of Directors cannot be handed over to the collective or one-person executive body of the Company.

b. ***Number.*** The number of the members of the Board of Directors is established by the Company's Articles of Association. The number of the members may be changed, if appropriate changes are made in the Articles of Association. When determining the number of the members of the Board of Directors, the Company shall be guided by the fact that the professional level and a lucky combination of directors' business quantities are more important than their total number in the Board.

c. ***Membership Criteria.*** In accordance with the principles recognized in the corporate governance practice, the Board of Directors shall develop, approve and then revise annually a list of Board member qualification requirements (upon recommendation of the respective Committee of the Board of Directors).

d. ***Election, Term of Office, and Termination of Office.*** Members of the Board of Directors shall be elected by the annual general meeting of the shareholders by cumulative voting for a period of one year.

The Company considers that the same member of the Board of Directors may be elected an unlimited number of times, if this is in line with the interests of the Company and its shareholders. Experienced members of the Board, who thoroughly know how the Company operates, play an important role in ensuring proper management.

The general meeting of the shareholders may terminate the powers of only the entire Board of Directors.

e. ***Namelist and Independence.*** The composition of the Board of Directors shall ensure representation of various groups of shareholders, including minority shareholders.

The skills, experience and personal qualities of the members of the Board of Directors shall ensure the proper discharge of the duties by the Board in exercising control and developing the basic areas of the Company's activities and strategy. Each member of the Board of Directors shall have the necessary experience, knowledge, skills and a stainless reputation required to discharge the duties of a member of the Board and to organize efficient work of the entire Board in the interests of the Company and its shareholders. The composition of the Board shall ensure the representation of a wide range of knowledge and experience in the field of the Company's basic activities, the industry and the geographic regions of the activities. The Company shall do its best to include in the Board of Directors also specialists in the field of finance, who would be independent directors, not executives.

The Company considers that the Board of Directors shall be managed by a director who is not an executive.

The Board of Directors shall include no more than 20% of chief executives.

To ensure objectivity of decisions taken and to keep the balance of the interests of different groups of shareholders, the Board of Directors shall include several independent directors. The Code of the Federal Commission for the Securities Market shall serve as the basis for establishing independence of a director.

The Company shall consider a member of the Board of Directors as independent, if:

- he/she has not been an executive or employee of the Company for the last three years,
- he/she is not an executive of another company where any of the Company's executives is a member of the Human Resources and Compensations Committee of the Board of Directors,
- he/she is not an affiliated party of a Company executive,

- he/she is not an affiliated party of the Company, or an affiliated party of such affiliated parties,
- he/she is not a party to any liabilities with the Company, under which he/she may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said Director, apart from the compensation for participation in the activity of the Board of Directors,
- he/she is not a large partner of the Company (a partner whose total amount of transactions with the Company over one year is 10 or more percent of the Company's assets book value),
- he/she is not a representative of the government.

The Company acknowledges that upon expiry of 7 years of acting as a member of the Company's Board of Directors an independent director can no longer be considered as independent.

f. ***Committees*** The Company establishes Committees of the Board of Directors implementing functions of corporate governance, strategic development, reporting, audit, compensations, etc.

The activities of each Committee shall be governed by the respective Provisions on such a Committee, to be approved by the Board of Directors.

The Chairperson of the Committee shall be appointed by the Board of Directors at one of the meetings following the election of the new Board.

Each Committee shall present preliminary recommendations on the most important issues in the terms of reference of the Board of Directors. After each meeting, the Committees shall present minutes of the meeting to the secretariat of the Board of Directors.

g. ***Working Procedure.*** The Board of Directors shall hold meetings in compliance with the established work plan to be adopted at the start of the new Board's term of office, which shall ensure that its duties will be properly discharged. The Board of Directors shall hold meetings at least 12 times a year without restricting the maximum number of meetings.

Meetings of the Company's Board of Directors may be held in the form of joint attendance or correspondence voting. The form of holding a meeting shall be determined taking into account the importance of the issues of the agenda to be considered. Issues requiring a detailed discussion, such as approving the budget, approving the annual report on the preliminary basis, approving the priority areas of operation and strategies of the Company, the issues of convoking the general meeting of the shareholders, electing or re-electing the chairperson of the Board of Directors and a number of other issues shall be decided at meetings to be held in the form of joint attendance.

The procedure of convoking and holding meetings of the Board of Directors shall be governed by the Provisions on the Board of Directors. The Secretary of the Board of Directors shall see to it that all directors get exhaustive information in due time simultaneously with receiving a notice that a meeting of the Board of Directors is going to be held, however, 14 days before holding each meeting at the latest. The said period shall be reduced, if the law provides for shorter periods of holding a meeting of the Board of Directors. Such a period may also be reduced, if it is necessary to urgently solve any issues, provided neither member of the Board of Directors objects. The appropriate set of documents shall include the agenda proposed by the chairperson of the Board of Directors, detailed materials on each issue of the agenda required to take a grounded decision, as well as clear recommendations in respect of the necessary actions.

The Board of Directors shall keep minutes of its meetings, properly recording there the discussion of all issues; the minutes shall be signed by the chairperson of the Board and by the Secretary of the Board of Directors and shall include the results of voting for each name. The Company shall store all minutes of the meetings of the Board of Directors.

h. ***Self-appraisal.*** The Board of Directors attaches serious importance to appraisal of its work, and shall do its best for annual performance of such appraisal. In the course of the appraisal, both the work of the Board on the whole and the contribution of each individual member of the Board of Directors shall be evaluated, as well as the influence of such work on the results of the Company's activities. The appraisal process shall be organized by the respective Committee of the Board of Directors, while its results are to be discussed at a meeting of the Board of Directors. The Board of Directors may invite independent counsellors to render assistance in carrying out such an appraisal.

i. ***Instating and Inviting Consultants.*** The Company shall offer to newly elected members of the Board of Directors a programme of installing them in order to enable them to get familiarized with the Company's activities, areas of its business, etc., so that it could help new members of the Board of Directors in discharging the duties vested in them. The Board of Directors and its Committees shall have resources to engage independent consultants in legal, financial, etc. matters advising the Board as necessary.

j. ***Compensation.*** The remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board of Directors and on the long-term development of the Company, and the remuneration mechanism shall not infringe upon the independence of directors. Upon recommendation of the respective Committee of the Board of Directors, the Board of Directors shall put forward for consideration by the general meeting of the shareholders the issue of the amount of remuneration to be paid to directors. All members of the Board of Directors shall have a contract with the Company. The Company shall disclose information on the remuneration of each member of the Board of Directors to the public.

The Company shall not give any loans, grants or credits to members of the Board of Directors.

k. **Duties and Responsibility.** Members of the Board of Directors shall act in good faith and with due care in the interests of the Company and all its shareholders on the basis of all the required information. Each director must participate in all meetings of the Board of Directors and Committees, in which he/she is a member.

Members of the Board of Directors undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Board of Directors and the Company. If such a conflict takes place, the member of the Board of Directors undertakes to disclose the information on the conflict of interests to other members of the Board and to abstain from voting on such issues.

Members of the Board of Directors shall be provided with all necessary information on issues proposed for discussion by them. Any extra information shall be provided to members of the Board of Directors upon request within the shortest time possible.

The Company shall not prohibit members of its Board of Directors from being members of the Board of Directors (Supervisory Boards) of other companies, provided the discharge of other duties by directors does not prevent them from discharging their duties for the Company.

2. Executive Bodies

The Company acknowledges that the management of the Company's current activities requires a strong leader who shall act as the General Manager. It also acknowledges all challenges and tasks of management and the need to have a collective, not individual, approach in tackling such tasks. Therefore, the Company shall form a Management Board, which is to be chaired, according to the Articles of Association, by the General Manager.

a. ***Authority.*** The General Manager and the Management Board shall manage the current activities of the Company aimed at fulfilling the goals and tasks of the Company and implementing the strategy adopted by the Board of Directors, in compliance with the provisions of the Company's bylaws.

b. ***Number.*** The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors. Such a decision shall be based on a conviction that the quality and personalities of managers are of greater importance than the total number of the members of the Management Board. The Board of Directors shall be responsible to shareholders for an adequate choice of candidatures of the members of the Management Board.

c. ***Membership Criteria.*** All members of the Management Board shall have the following qualities:

- confidence of the Company's shareholders, members of the Board of Directors, and other executives and employees of the Company;
- ability to consider interests of all shareholders and to make measured decisions;
- professional experience and qualification required for an efficient manager;
- knowledge of national features and trends, and knowledge of the market, services provided, and the company's competitors;
- ability to use experience and knowledge in decision-making related to the Company's business;

d. *Election, Term of Office, and Termination of Office.* The Board of Directors shall elect the General Manager. The General Manager and members of the Board of Directors shall propose candidatures of members of the Management Board for approval by the Board of Directors.

The General Manager shall be appointed for a period determined by the Company's Board of Directors. The Management Board shall be elected for a period determined by the Company's Board of Directors when its members are appointed.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

e. ***Namelist of the Managing Board.*** The composition of the Management Board (the skills, experience and personal qualities) shall ensure an efficient management of the Company's current activities. Each Member of the Management Board, including the General Manager, shall have the experience, knowledge and skills required for efficiently discharging the duties of a member of the Management Board.

f. ***Working Procedure of the Managing Board.*** The Management Board shall hold regular meetings, the members of the Management Board must receive information on the issues of the meeting's agenda in advance. The Management Board's work procedure shall comply with the Provisions on the Company's Management Board.

g. ***Succession planning.*** The Management Board shall adopt a list of reserve candidates in case temporary absent or retired top managers of the Company are to be replaced. To ensure the process, the General Manager shall submit to the Board of Directors a list of persons, most suitable to fill the vacancies of retired Company's managers, including the position of the General Manager.

h. ***Compensation.*** Members of the Managing Board shall be paid a compensation, and their expenses related to performance of their functions of members of the Managing Board shall be recompensed during their term of office. Members of the Management Board shall be entitled to participate in option programmes implemented by the Company. The amount of remuneration to members of the Management Board shall be determined by a decision of the Board of Directors.

i. ***Duties and Responsibility.*** The General Manager and the members of the Management Board shall act conscientiously and in the interests of the Company.

The General Manager and the members of the Management Board undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Management Board and the Company. If such a conflict takes place, the General Manager and the members of the Management Board undertake to disclose the information on the conflict of interests to the Board of Directors.

3. Interaction between the Board of Directors, General Manager and Management Board. Role of the Corporate Secretary

Proper corporate governance implies the possibility of an open dialogue between the Board of Directors and the executive bodies of the Company. The Board of Directors shall maintain constant contacts with the executive bodies and officials of the Company in order to get the most complete and reliable information and to ensure an efficient interaction of the Company management bodies and officials. The Corporate Secretary shall play the key role in organizing this process.

The Corporate Secretary shall be appointed by the Board of Directors. The task of the Corporate Secretary is to ensure that the Company's bodies and officials observe the procedural requirements guaranteeing the exercise of rights and the protection of the interests of the Company's shareholders. The Corporate Secretary shall have sufficient powers and knowledge required to discharge the duties vested in him/her and shall enjoy the confidence of shareholders and members of the Board of Directors.

The Corporate Secretary shall be accountable and subordinated to the Board of Directors. The Corporate Secretary shall be appointed and the terms of the contract made with him/her, including the amount of the remuneration, shall be within the terms of reference of the Board of Directors.

For the Corporate Secretary to be able to discharge his/her duties efficiently, a staff of the Corporate Secretary should be formed, the composition, number, structure and duties of whose employees must be determined in the Provisions "On the Corporate Secretary and the Staff of the Corporate Secretary".

The Corporate Secretary and his/her staff shall ensure the discharge of the following duties as concerns corporate governance:

- observance of the procedure of preparing and holding general meetings of the shareholders;
- organizing interaction between the Company and shareholders;
- organizing the preparation and the holding of meetings of the Board of Directors and its Committees;

- ensuring the disclosure and provision of information on the Company according to the requirements of the active law, and storage of Company's documents;
- rendering assistance to members of the Board of Directors in their discharge of their duties;
- control over the observance of the requirements of this Code and its compliance with the active law.

Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective structural divisions of the Company.

Part III. Rights of Shareholders

All shareholders shall be entitled to participate in the management and distribution of the Company's profit. All rights shall be governed by the law of the Russian Federation, the provisions of the Articles of Association and of the bylaws of the Company.

1. General Meeting of the Shareholders

The Company has adopted Provisions on the General Meeting of the Shareholders, containing a detailed description of the procedure for preparing, holding of and decision-taking by the general meeting of the shareholders.

a. ***Preparation.*** Shareholders shall be entitled to take part in and vote on issues of the agenda of the general meeting of the shareholders, to receive in advance a notification, the agenda and reliable, objective and latest information sufficient for taking reasonable decisions on the issues of the agenda. The executive bodies of the Company and the Corporate Secretary shall be in charge of ensuring this process.

When getting prepared for holding a general meeting of the shareholders, the Company undertakes to provide shareholders within the scope and time established by the Russian legislation with the following information making it possible to for shareholders to take well-grounded decisions:

- materials, and draft resolutions on each agenda item,
- biographical data of each nominee for the Board of Directors and the Auditing Committee.

The Company applies a fair and efficient procedure for putting forward motions on issues of the agenda of the general meeting, including motions on nominating candidates to the Board of Directors.

The Company shall make it possible for shareholders to apply to the Corporate Secretary for getting information on the meeting and materials to it, and for interaction of shareholders with the Board of Directors and the executive bodies of the Company.

b. ***Conduct of the General Meeting of Shareholders.*** The Company shall take all required measures to ensure the participation of shareholders in a general meeting and active voting on issues of the agenda.

The venue of holding the general meeting shall be chosen so as to take into account its accessibility for the majority of shareholders. The registration procedure shall be convenient for participants and shall ensure a quick and unhindered access to the venue where the meeting is to be held.

The Company shall ensure the presence of the members of the Board of Directors, executive bodies, Auditing Committee and a representative of the external auditor at the general meeting of the shareholders so that they could answer shareholders' questions. Each shareholder shall be entitled to speak on the issues of the agenda, to put forward respective motions and to ask questions. The chairperson of the general meeting shall ensure a quick and efficient work of the meeting.

Voting shall be held using voting ballots. The procedure of counting the votes at a general meeting shall be transparent for shareholders and shall preclude any possible manipulation of the voting results. A representative of an independent registrar acting as the returning board shall ensure the observance of the proper procedure of holding the general meeting.

c. Results The results of voting shall be brought to the notice of shareholders according to the procedure and within the time stipulated by the appropriate acts of legislation and shall be published on the Internet site of the Company www.nwtelecom.ru and in mass media.

2. Protection of the Rights of Minority Shareholders

The Company shall do its best to organize such a system of taking strategic and other decisions important for the Company that would take into account the interests of minority shareholders as much as possible. Among other things, a number of bylaws have been prepared by the Company for that purpose, such as the Provisions on Making Documents Available to Shareholders, the Provisions on the Procedure of Making Big

Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors. The Company applies a system of registering shareholders' applications and efficiently regulating corporate disputes.

a. ***Representatives in the Board of Directors.*** Minority shareholders shall have representatives of their interests in the Board of Directors, which shall be ensured by the procedure of cumulative voting.

b. ***Independent Registrar.*** The register of Company's shareholders shall be kept by an independent registrar. The choice and appointment of an independent registrar having all required technical facilities and an impeccable reputation will make it possible for the Company to ensure a reliable and efficient registration of the title to shares and other securities of the Company. Jointly with the independent registrar, the Company shall ensure reliable and efficient methods of accounting and re-registration of the title to shares.

3. Related-Party Transactions and Big Transactions

The Company shall disclose on the Internet site www.nwtelecom.ru and publish in mass media and in the annual report information on its affiliated parties and shall disclose detailed information on related-party transactions and big transactions.

Company's procedures in respect of big transactions and related-party transactions are set forth in the Provisions on OJSC NWT's Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors.

4. Dividend Policy

The Company's dividend policy is based on the Provisions on Dividend on OJSC NWT's Shares, approved by the Board of Directors, and on decisions of general meetings of the shareholders on dividend payment published in compliance with the law, among other editions, on the Company's Internet site www.nwtelecom.ru.

The procedure of determining the amount of dividend on preferred shares shall not infringe upon rights of other shareholders.

The Company's dividend policy:

- establishing a transparent, clear, and predictable mechanism of dividend accounting and payment,
- providing a dividend payment procedure that would be the most convenient and easiest for shareholders,
- providing for actions preventing incomplete or delayed payment of declared dividends.

5. ADR Holders' Interests Protection

To ensure the rights and lawful interests of shareholders holding American Depositary receipts (ADR), including the right of participation in Company management, the Company undertakes to do its best to make it possible for such shareholders to express their will in respect of any issues of the agenda.

Besides, the Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.

Part IV. Information Disclosure and Transparency

Timely and reliable disclosure of information is one of the basic principles of Company's corporate governance. Thus, the Company shall ensure an easy access to the information on all important facts, including such information as the financial position, results of operation, ownership and management structure. On the other hand, the Company shall aspire at ensuring a reasonable balance between openness and protecting the commercial interests of the Company. The Provisions on making available documents to Company's shareholders, regulating the issues of information disclosure, prepared and approved by the Board of Directors, is published on the Company's Internet site www.nwtelecom.ru.

The Company undertakes to give detailed answers to all inquiries within the time provided for by the law. When answering inquiries, the Company shall reserve the right of keeping commercial secrets.

1. Information Disclosure Policy and Practice

In compliance with the requirements of the Russian law and the Provisions on Making Available Documents to OJSC NWT's Shareholders, the Company shall provide information (documents) upon requests of shareholders. The Company shall publish a detailed annual report including a section on corporate governance and shall prepare other important documents such as securities offering circulars, issuer's quarterly reports, information on important facts, as well as data that may have a serious impact on the value of Company's securities. The Company shall disclose information on its corporate governance practice and publish essential information in due time on its Internet site www.nwtelecom.ru.

The Company shall ensure the disclosure of information on the ownership structure, including the Company's available information on shareholders holding 5 and more per cent of Company's shares. Any corporate relations in the framework of the group of companies shall be also clearly stated in the information disclosed by the Company.

The Company shall take measures to protect confidential information. No information received by employees of the Company or members of its management bodies can be used by them for any personal purposes.

2. Financial Reporting

The Company emphasizes the accessibility of complete and reliable financial reports for familiarization by all interested parties.

The Company shall keep books and prepare a complete set of financial reporting in compliance with the Russian standards of accounting and financial reporting. Besides, the Company shall prepare accounts and reports according to the International Financial Reporting Standards (IFRS) and shall publish such reports both in the annual report and on the Internet site of the Company www.nwtelecom.ru.

Financial reports shall be accompanied by detailed comments making it possible for a reader of such reports to interpret correctly the data on the financial results of the Company. Financial information shall be supplemented by an analysis and comments of the management, as well as by a conclusion of an external auditor and the Auditing Committee.

3. Internal Control and Audit

a. ***Auditing Committee.*** The Company's Auditing Committee shall hold meetings at least 4 times a year to discharge its duties in compliance with Company's bylaws. The Auditing Committee shall consist of experienced specialists in the field of finance.

The Auditing Committee shall check the legality of decisions and actions taken by executive bodies of the Company, check the compliance of transactions made by the Company with the conditions of transactions made under comparable conditions, shall conduct an analysis of the Company's financial position and other control over the financial and economic operation of the Company within its terms of reference.

b. ***Internal Audit.*** The Company has an Internal Audit Department, which shall be responsible for the current internal control over the economic and financial operation of the Company. The Internal Audit Department shall consist of employees with impeccable reputation and shall be administratively subordinated to the General Manager, shall submit reports on the results of checks to the General Manager, Auditing Committee and to the Board of Directors of the Company. The powers, composition, work procedure and other issues of the activities of the Internal Audit Department shall be regulated by the bylaws of the Company.

c. ***Committee of the Board of Directors.*** A Committee shall concentrate on various aspects of the Company's activities, including, but not limited to, the three key aspects: financial and managerial reporting, risk management, internal and external audit. Such a Committee shall be headed by an independent director and shall consist of independent and non-executive directors, each of whom shall have the sufficient knowledge of financial issues. The powers of the Committee, its composition and other issues shall be governed by the Provisions on the respective Committee of the Board of Directors.

4. External Audit

An external auditor shall audit the Company's financial reports. A recognized independent auditing company shall act as the external auditor. Independence means independence of the auditor on the Company, its management and big shareholders. The auditing company shall carry out the audit in compliance with the International Auditing Standards. The Company shall ensure a periodic rotation of its external auditor. The

external auditor shall be appointed by the general meeting of the shareholders taking into account recommendations of the respective Committee of the Board of Directors.

Conclusion

The Corporate Governance Code of the Open Joint-Stock Company North-West Telecom shall be approved by the Board of Directors of the Company and shall take affect from the moment it is approved.

In compliance with the active law, the Board of Directors shall systematically analyse the provisions of this Code and make necessary changes.

The Company shall aspire at improving this Code as new standards and trends appear in the Russian and world corporate governance practices.

Information on the observance of this Code by the Company shall be disclosed in Company's annual reports and via other information channels.